新華財經
XINHUA FINANCE™

RECEIVED
2006 JUN -2 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

06013891

Date : 23 May 2006

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re : Xinhua Finance Limited (the "Company") – SEC File # 82-34883
Information Required to be Filed Pursuant to
<u>Rule 12g3-2(a)(1)(iii) of the Securities Exchange Act of 1934</u>

Ladies and Gentlemen :

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we provide herewith copies of the documents listed in Exhibit A.

Neither this letter, the information or documents attached, nor any other information furnished to the SEC shall be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Nor shall this letter or information constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please contact the undersigned at 011 (852) 3196-3939.

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Yours faithfully,

John McLean
General Counsel

Encl.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

Securities and Exchange Commission
May 23, 2006

RECEIVED
2006 JUN -2 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXHIBIT A

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

	Document	Date	Entity
1.	Announcement regarding Tokyo Stock Exchange settlement system improvement	October 26, 2005	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
2.	Announcement regarding financial results for the third quarter of 2005	November 14, 2005	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
3.	Securities Registration Statement	November 24, 2005	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
4.	Amendment to Semi-annual Report	November 24, 2005	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
5.	Amendment to Securities Report	November 24, 2005	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs)

			Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
6.	Announcement regarding an agreement to acquire Ming Shing International Ltd.	November 24, 2005	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
7.	Announcement regarding issue of shares by way of third party allotment	November 24, 2005	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
8.	Notice regarding determination of allottee of new shares issued through third party allotment and change in major shareholder	December 7, 2005	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
9.	Notice regarding adjustments in financial forecasts	December 15, 2005	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
10.	Extraordinary report regarding the change in major shareholder	December 15, 2005	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
11.	Announcement regarding the completion of the acquisition of Ming Shing International Ltd.	January 12, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
12.	Announcement regarding the issuance of stock options (stock acquisition rights)	January 23, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
13.	Extraordinary report regarding the issuance of stock options (stock acquisition rights) to directors	January 31, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs)

			Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
14.	Announcement regarding the full year financial results of 2005	February 14, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
15.	Announcement regarding the issuance of warrant (stock acquisition right)	February 14, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
16.	Extraordinary report regarding the issuance of warrant (stock acquisition right)	February 16, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
17.	Announcement regarding the acquisition of Beijing Alpha Financial Engineering Company	March 2, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
18.	Announcement regarding the making of second payment for acquisition of Beijing Century Media Culture Co., Ltd.	March 20, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
19.	Notice of Annual General Meeting and form of proxy	March 23, 2006	The Company's articles of association
20.	Extraordinary report regarding the issue of shares as second payment for the acquisition of Beijing Century Media Culture Co., Ltd.	March 24, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
21.	Announcement regarding the issuance of stock options	March 31, 2006	Tokyo Stock Exchange (pursuant to the Timely

			Disclosure Regulation)
22.	Announcement regarding the making of second payment for acquisition of Washington Analysis, LLC	May 2, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
23.	Extraordinary report regarding the issue of shares as second payment for acquisition of Washington Analysis, LLC	May 10, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
24.	Extraordinary report regarding the issue of stock options	May 10, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
25.	Announcement regarding the upgrade of settlement system for our shares	May 11, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
26.	Announcement regarding the financial results for the first quarter of 2006	May 15, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)

新華財經
XINHUA FINANCE

RECEIVED
2006 JUN -2 A 10: 41
FICE OF INTERNATIONAL CORPORATE FINANCE

[For immediate release]

Xinhua Finance applauds Tokyo Stock Exchange settlement system improvement

HONG KONG, October 26, 2005 - Xinhua Finance (TSE Mothers: 9399), China's premier financial services and media company, today praised the plan by the Tokyo Stock Exchange ("TSE") to change the settlement entity for foreign TSE-listed stocks from the JSSC to JASDEC. This change is expected to allow easier settlement of trades by both Japanese and international investors.

Trades in Xinhua Finance shares, listed on the TSE's Mothers Board in October last year, currently settle through the Japan Securities and Settlement Custody, Inc. ("JSSC"), whereas trades in Japanese companies settle through the Japan Securities Depository Center, Inc. ("JASDEC") system. The TSE's Board of Directors announced yesterday plans to transfer the settlement functions of the JSSC to JASDEC in order to achieve a consistent settlement process for all TSE-listed companies. (Please see the TSE's announcement in appendix)

"We are so pleased with this announcement because it will make us part of the regular settlement system," Xinhua Finance CEO Fredy Bush said. "I believe this development will be very helpful in further strengthening the Tokyo Stock Exchange's position as one of the top financial exchanges in the world," Ms. Bush added.

Mr. Sun Jiong, Xinhua Finance Managing Director of Investor Relations, said the development should encourage more foreign companies to list in Japan.

"We believe this is a very positive change from the perspective of better positioning Japan in the Asian and Global capital markets."

Xinhua Finance, founded in 1999, provides products and services including stock indices, credit ratings, financial news and investor relations which form a bridge between China's markets and the world. The company, having achieved net profitability under international GAAP in the first quarter of 2005, is also forecasting a net profit under Japan GAAP for the full year 2005.

ends

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

Appendix: Original text from the Tokyo Stock Exchange's press release

TSE will further improve settlement scheme for TSE listed foreign stocks

Tokyo, October 25, 2005 - Tokyo Stock Exchange, Inc. (TSE) announced today that it will aim at further improvement of its settlement scheme for TSE listed foreign stocks, by changing the settlement entity for such stocks from Japan Securities Settlement & Custody Inc. (JSSC) to Japan Securities Depository Center, Inc. (JASDEC). Practical discussion involving JASDEC, JSSC and other related parties will begin immediately.

Since the opening of TSE's foreign stock market in 1974, JSSC, a wholly owned subsidiary of TSE, has been undertaking the role of settlement and depository entity for TSE's foreign stock market and contributing to smooth operation of the market through safe and stable service.
In recent development of the infrastructure for securities settlement systems in Japan, settlement functions had been transferred in stages from JSSC to JASDEC. Such transition includes domestic stocks in 1991, convertible bonds in 2001 and corporate and sovereign bonds in 2006 (planned). With the completion of the transfer of the settlement services for listed foreign stocks, the consistent settlement operation for both domestic and foreign stocks will lead to further enhancement of the Japanese securities market as a whole. It is also expected that the participation of institutional investors overseas to TSE's foreign stock market will be further encouraged by commencement of this new service by JASDEC, Japan's leading central securities depository. TSE hopes the initiative, through promoting the listing of foreign companies from the Asian region in particular, will strengthen its position as one of the leading exchanges within the region.

///

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

More information:

Xinhua Finance

Hong Kong

Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com

Japan

Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)

Japan

Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States

Mr. David Leeney, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Rooted in China with a global presence, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in 1999 and based in Hong Kong, the Company has 17 offices and 22 news bureaus across Asia, Australia, North America and Europe and covers key Chinese and international markets.

For more information, please visit www.xinhuafinance.com.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

RECEIVED
2006 JUN -2 A 10:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[For immediate release]

Xinhua Finance Achieves Japan GAAP Profitability for Q3 2005

Reports advances in China media strategy

SHANGHAI, November 14, 2005 - Xinhua Finance (TSE Mothers: 9399, OTC ADR: XHFNY), China's premier financial services and media company, today reported US$0.3 million in net income for the third quarter of 2005 under Japan GAAP and US$2.8 million in net income under International Financial Reporting Standards ("IFRS").* This quarter marks Xinhua Finance's achievement of bottom-line profitability under its dual accounting standards. The third quarter's financial achievements were driven by strong performances across Xinhua Finance's global service lines, the impact of consolidating strategic acquisitions, and management's successful focus on profitability and margin improvement.

Under IFRS, total revenue for the three months ended September 30 was US$30.0 million, a 44% increase over the third quarter of 2004. EBITDA, an important international measure of high growth companies such as Xinhua Finance, was US$5.4 million, a 164% increase from the prior year period. For the nine months ended September 30, total revenue was US$76.5 million, a 98% increase over the first nine months of 2004. EBITDA was US$11.8 million, a 409% increase from the prior year period. Net income was US$4.8 million, an improvement of US$6.8 million from a loss of US$2.0 million in the first nine months of 2004.

Fredy Bush, CEO of Xinhua Finance, commented, "We are proud to have delivered profitability under Japan GAAP in our third quarter. This major milestone highlights our robust business growth and the pay-off of our focus on margin improvement and the bottom line."

"In the third quarter, we made important advances in our strategy to extend our Chinese distribution capabilities and penetrate the financial media sector. These include our acquisition of Beijing Century Media Culture, a television consulting company, which now joins EconWorld Media (a financial publisher acquired earlier this year) as a key platform for our media strategy in China. Financial media is a natural area of expansion for us as we leverage the value of Xinhua Finance's proprietary content across new distribution platforms. We will also continue to strengthen our existing service lines and maintain our focus on helping grow, and creating

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

shareholder value from, China's financial markets."

CFO **Gordon Lau** added, "Xinhua Finance's disciplined approach to driving profitability and expanding margins has proved successful in this past quarter's profitability. Identifying cost synergies and increased economies of scale helped our EBITDA margin for the first nine months of 2005 increase to 15% from 6% in the first nine months of 2004. Given our strong top and bottom line results in the third quarter and nine months, we remain confident in achieving our full-year forecasts, which were adjusted upwards on October 12."

**The main reason for the discrepancy between IFRS and Japan GAAP is that Japanese standards take a different approach on accounting for goodwill from acquisitions.*

ends

For Reference Only - Q3 2005 result under IFRS

unit: million USD (million JPY)

	Jul-Sep, 2005	Jan-Sept,2005
revenue	30.0 (3,393)	76.5 (8,656)
Net Profit	2.8 (313)	4.8 (547)
EBITDA	5.4 (616)	11.8 (1,332)

(Notes)

1. The amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥113.19, from the Tokyo Foreign Exchange Market as of September 30, 2005.
2. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
3. The data for July-Sept, 2005 are management estimates only, figures have not been audited or reviewed.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Rooted in China with a global presence, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in 1999 and based in Hong Kong, the Company has 17 offices and 22 news bureaus across Asia, Australia, North America and Europe and covers key Chinese and international markets.

For more information, please visit www.xinhuafinance.com.

For further information,

Xinhua Finance

Japan: Mr Sun Jiong, +81-3-3500-5328, jsun@xinhuafinance.com

Hong Kong: Ms Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)

Japan: Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States: Mr. Yuhau Lin, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance Announces A 10-Year Collaboration With China Development Research Foundation

TOKYO, November 16, 2005 – Xinhua Finance (TSE Mothers: 9399, OTC ADR: XHFNY), China's premier financial services and media company, today announced a 10-year cooperative agreement with the China Development Research Foundation ("Foundation") of State Council's Development Research Center of the PRC ("DRC") at a panel discussion in Tokyo featuring DRC Vice Minister Li Jiange and representatives from Chinese Embassy in Japan. DRC has also agreed to provide a representative from the Foundation to serve on the Xinhua Finance Board of Directors, subject to shareholder approval.

The DRC is an elite research, analysis and consulting group reporting directly to the State Council. DRC research and analysis helps inform government policy development and implementation. The China Development Research Foundation was founded by the DRC and is a non-profit organization that supports and promotes government policy, conducts academic research and provide consultative advice on China's social and economic development issues.

Under the agreement, the Foundation will become a shareholder of Xinhua Finance and will work together to raise standards in China's corporate and financial market activities. Additionally, the Foundation and Xinhua Finance will conduct seminars to educate Chinese markets and corporations about international standards and foreign investor requirements.

Fredy Bush, Xinhua Finance CEO, said, "We are honored to partner with the China Development Research Foundation of State Council's DRC, which provides another key level of support for us within China as we grow and expand along with the Chinese financial markets. The support of the DRC complements our existing partner China Economic Information Center of Xinhua News Agency which provided a critical building block for our business, particularly in growing our financial news service line."

"The advice and guidance from the Foundation will strengthen each of our

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

complementary service lines, enhance our overall understanding of and ability to help advance the rapid growth and evolution of China's financial markets, and will further deepen Xinhua Finance's strong roots in China," added Bush.

DRC Vice Minister Li Jiange, who made a 30-min presentation on the topic "Chinese Companies Going Global" at the panel discussion, commented, "Xinhua Finance is a pioneer in the introduction of international standards into China's financial markets, and through this cooperation will accelerate the development and delivery of China-focused products and services supporting investors and corporates alike. "

Mr. Lu Mai, Secretary General of China Development Research Foundation, added, "We see significant synergies between the strategic goals of the Foundation and the unique approach that Xinhua Finance is taking in building quality products and services that help advance China's financial markets and their global profile."

The panel discussion was presented by Xinhua Finance on the one-year anniversary of its TSE listing, and focused on the theme of "Chinese Companies Going Global." Vice Minister Li Jiange from the State Council's DRC spoke along with senior financial markets figures such as Eisuke Nagatomo from the Tokyo Stock Exchange, Hiroyuki Suzuki from Nomura Securities and Sun Tao from Mizuho Securities. For further information, please visit www.xinhuafinance.com/events_tky_051116.

ends

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Rooted in China with a global presence, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in 1999 and based in Hong Kong, the Company has 17 offices and 22 news bureaus across Asia, Australia, North America and Europe and covers key Chinese and international markets.

For more information, please visit www.xinhuafinance.com.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

For further information,
Xinhua Finance
Japan: Mr Sun Jiong, +81-3-3500-5328, jsun@xinhuafinance.com
Hong Kong: Ms Joy Tsang, +852 3196 3983, +852 9486 4364,
joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan: Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com
United States: Mr. Yuhau Lin, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

(3)

RECEIVED
2006 JUN -2 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filing Document:	Securities Registration Statement
Addressee of the Filing:	The Director of Kanto Local Finance Bureau
Filing Date of SRS:	November 24, 2005
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-5223-7777
Name of Liaison Contact:	Toru Ishiguro Kensuke Ambe Nobuhiko Shimose Katsumasa Suzuki Aya Ogawa Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-6212-8351
Kind of the Securities Making Public Offering or Sale:	Ordinary shares of Xinhua Finance Limited
Aggregate Amount of Securities to be offered:	Allotment to specific purchasers other than the shareholders 10,000,055,520yen
Note:	Amount of the Primary Offering is the amount expected at the time of filing of the Securities Registration Statement (aggregate amount of issue value).
Matters concerning Stabilization Operation:	Not Applicable.
Places where a copy of this Securities Registration Statement is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

TABLE OF CONTENTS

Notes:

1. As used in this document, and unless otherwise described or the context otherwise requires, references are as follows:

- **"Beneficial Shareholders"** refers to the beneficial holders of shares of the Company
- **"Beijing Century Media Culture"** refers to Beijing Century Media Culture Co., Ltd.
- **"CEIS"** refers to China Economic Information Services, the communications branch of Xinhua News Agency ("**XNA**"), the official news agency of China
- **"CFNL"** refers to China Financial News Limited
- **"China"** or "**PRC**" refers to the People's Republic of China
- **"Company"** or **"Issuer"** or **"Xinhua Finance"** refers to Xinhua Finance Limited
- **"Companies Law"** refers to the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
- **"CSRC"** refers to the Chinese Securities Regulatory Commission
- **"EconWorld"** refers to EconWorld Media Ltd
- **"Exchange"** refers to The Tokyo Stock Exchange, Inc.
- **"Ford"** means Ford Investor Services, Inc.
- **"FTSE"** refers to FTSE Group, a joint venture between the Financial Times and the London Stock Exchange
- **"Fortune China"** refers to Fortune China Public Relations Limited
- **"G7 Group"** refers to The G-7 Group, Inc.
- **"GAAP"** refers to Generally Accepted Accounting Principles
- **"Huacai"** refers to Shanghai Huacai Investment Advisory Co., Ltd.
- **"Hong Kong"** refers to the Hong Kong Special Administrative Region
- **"IFRS"** refers to International Financial Reporting Standards issued by the International Financial Reporting Standards Committee
- **"Iverson"** means Iverson Financial Systems, Inc.
- **"JSSC"** refers to the Japan Securities Settlement & Custody, Inc.
- **"Mergent"** refers to Mergent, Inc.
- **"MNI"** refers to Market News International, Inc.
- **"PR Newswire"** refers to PR Newswire Association, Inc.
- **"QFII"** refers to a qualified foreign institutional investor qualified and approved under the laws of the People's Republic of China

- **"RMB"** refers to Renminbi
- **"SFE"** refers to Shanghai Far East Credit Rating Co.
- **"Shanghai Pobo Data and Information"** refers to Shanghai Pobo Data and Information Network Consulting Co., Ltd.
- **"SMRA"** refers to Stone & McCarthy Research Associates, Inc.
- **"Taylor Rafferty"** refers to Taylor Rafferty Associates, Inc.
- **"Washington Analysis"** refers to Washington Analysis LLC
- **"We"** or the **"Group"** refers to the Company and its consolidated subsidiaries
- **"XFI"** refers to the Xinhua FTSE Index
- **"XFN"** refers to Xinhua Financial Network Limited
- **"XFN Shanghai"** refers to Xinhua Financial Network (Shanghai) Limited
- **"XIG"** refers to Xinhua Investment Group Hong Kong Limited
- **"Xinhua Far East"** refers to Xinhua Far East China Credit Ratings Services, a strategic alliance formed with SFE
- **"Xinhua PR Newswire"** refers to Xinhua PR Newswire, a joint alliance with PR Newswire

2. For convenience, conversion of U.S. dollars from our financial statements into Japanese yen is calculated by the foreign currency exchange rate (middle rate at US $1.00 = ¥115.75 as of October 31, 2005) from the Tokyo Foreign Exchange Market, in accordance with Article 130 of the Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.
3. Where figures in tables in this document have been rounded, the totals may not necessarily agree to the sum of the figures.
4. On August 24, 2004 our shareholders approved a 1-for-2000 reverse share split. As a result, each of our shareholders received one new share in exchange for every 2000 old shares.
5. At the shareholders' meeting held on June 24, 2005, the shareholders approved a stock split and a general mandate was granted to the Directors to have the authority to undertake a maximum of two share splits by way of capitalization of reserves until June 24, 2006. On August 15, 2005, the Board approved a three-for-one stock split by way of capitalization of reserves. Shareholders of record on September 14, 2005 received two additional shares of common stock for every share held on September 9, 2005. Share certificates representing the additional shares were issued on September 22, 2005.

PART I 【INFORMATION CONCERNING SECURITIES】

I. 【SUMMARY OF OFFERING】

1. 【Offering of Shares】

(1) 【Newly Issued Shares】

registered form or bearer form; par value or non-par value; and classification	Number of shares to be issued
par value (20 HK$) common stock in registered form	152,626 shares

(Note) 1. Information is based on the resolution by the board of directors held on November 24, 2005.
2. The number of shares to be issued is the maximum number and subject to change.

(2) 【Method and Conditions of Offering】

① 【Method of Offering】

Type of offering		Number of issued shares	Total amount of issue price	Total amount to be incorporated into the stated capital
Offered shares	Right issue	—	—	—
	Allotment to specific purchasers other than the shareholders	152,626 shares	10,000,055,520 yen	45,574,123 yen
	Offering to general public	—	—	—
Shares subscribed by promoters		—	—	—
Total (Total number of issued shares)		152,626 shares	10,000,055,520 yen	45,574,123 yen

(Note) 1. The shares will be allotted to specific purchasers in third party allotment.

2.Under the Cayman corporation law, the paid-in amount will be integrated into the stated capital up to the par value amount of the shares, if a company issues the shares. If the paid-in amount exceeds the par value amount, then the excess amount will be integrated into the account of the paid-in surplus. The par value amount of the shares of the Company is 20 Hong Kong dollars.

3.The conversion from Hong Kong dollars to Japanese yen in respect of the calculation of the total amount to be integrated into the stated capital is made using the mid market rate of telegraphic transfer selling and buying rate for customer transactions quoted by Bank of Tokyo-Mitsubishi as of October 31, 2005 (1 HK dollars=14.93yen). The amount less than 1yen is rounded down.

4. The information as to the relationship between the intended allottees and the Company and others is as follows:

Name	Nissin Co., Ltd.		
Number of shares to be allotted	To be determined*		
Total issue price	To be determined*		
Location of the registered head office	7-6,5-chome,Chifune-machi,Matuyama,Ehime 790-8584,Japan		
Name and title of the representative	Kunihiko Sakioka Representative Director and Executive Officer		
Amount of the share capital as of Sept. 30, 2005	8,802 million yen		
Major shareholders and their shareholding ratio as of September 30, 2005	Nissin Building Co., Ltd(12.60%). Shuho, Ltd(12.34%).The Master Trust Bank of Japan, Ltd(6.29%). Japan Trustee Services Bank, Ltd(5.36%)		
Main business description	Provision of loans for business owners		
Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	Not applicable
		Shares of the Company held by the allottee	21,123.015 shares as of October 31, 2005
	Business relationship	Consulting and advertising agent relationship	
	Directorship relationship	Not applicable	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company it sells all or a part of shares allotted within two years of the issue date.		

* The number of shares to be allotted and the total issue price will be determined by the Company on or around December 7, 2005

** Other allottees will be determined by the Company on or around December 7, 2005

② 【Conditions of Offering】

Par value or non-par value	Offer price (yen)	Amount to be incorporated into the stated capital (yen)	Number of shares per unit for subscription	Subscription period	Deposit for subscription (yen)	Payment date
Par value(20 Hong Kong Dollars)	65,520	298	1 share	December 14, 2005	65,520 per share	December 15, 2005
Matters relating to the certificates of subscription rights	Not applicable.					
Summary	1. While the subscription period and payment date have been determined as above unofficially, they are scheduled to be formally determined on the day on which the allottees will be determined. 2. The method for subscription is to subscribe at the subscription handling place designated below, together with the deposit for subscription, during the subscription period. 3. The amount equivalent to the issue price will be applied to the subscription amount for new shares, out of the deposit for subscription (hereinafter referred to as the "Subscription Deposit"). 4. The Subscription Deposit is the same amount as the offer price and bears no interest. 5. The delivery date of the share certificates is scheduled to be December 15, 2005 (hereinafter referred to as the "Listing Date (Start Date of Tradings)"). The share certificates will be collectively deposited at Japan Securities Clearing Corporation and therefore the shares may be traded from the Listing Date. 6. Any subscription and payment by investors will be conducted pursuant to the standard agreement for foreign securities trading account to be opened by each investor subscribing for the common stock of the company. Investors who have not established a foreign securities trading account must open this account.					

③ 【Subscription Handling Place】

Xinhua Finance Japan Limited
5/F Kioicho Building, 3-12 Kioicho, Chiyoda-ku, Tokyo 102-0094, Japan

④ 【Payment Handling Place】

Name of the Bank	Location
Standard Chartered Bank, Central Branch	Shop no. 16, G/F and Lower G/F, New World Tower, 16-18 Queen's Road Central, Hong Kong, China

(3) 【Underwriting of Shares】

Not applicable._

2. 【Offering of Certificates of Stock Acquisition Rights】

Not applicable.

3. 【Offering of Corporate Bonds (excluding short-term corporate bonds)】

Not applicable.

4. 【Offering of Commercial Papers and Short-Term Corporate Bonds】

Not applicable.

5. 【Offering of Foreign Transferable Certificates of Deposit】

Not applicable.

6. 【Offering of Covered Warrants】

Not applicable.

7. 【Offering of Depositary Receipts】

Not applicable.

8. 【Use of Net Proceeds from the Issuance of New Shares】

(1) 【Amount of Net Proceeds from the Issuance of New Shares】

Total amount paid (Note) 1	Approximate amount of expenses associated with the issuance (Note) 2	Approximate net proceeds derived from the balance
10,000,055,520 yen	518,238,756yen	9,481,816,764yen

(Notes) 1. The total amount paid (total amount of the issue price) is the estimated price as of the date of filing of this securities registration statement and is subject to change.
2. The approximate amount of expenses associated with the issuance does not include the consumption tax and the like.

(2) 【Use of the Net Proceeds】

Of the total net proceeds of approximately 9,482 million yen, it is contemplated that 3,162 million yen will be allocated to the repayment of borrowings, 718 million yen will be allocated to the funding of working capital, and 5,602 million yen will be allocated to investment associated with the mergers and acquisitions.

II. 【SUMMARY OF SECONDARY OFFERING】

Not applicable.

III. 【SPECIAL DECRIPTION AS TO THE OFFERING】

Risk factors as to the offering

The market price for our shares may be volatile.

The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

- actual or anticipated fluctuations in our quarterly operating results;
- announcements of new products or services by us or our competitors;

- changes in financial estimates by us or securities analysts;
- conditions in the financial services, financial information and media industries;
- changes in the economic performance or market valuations of other financial services, financial information and media companies;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
- additions or departures of key personnel;
- release of lock-up or other transfer restrictions on our outstanding shares; and
- potential litigation.

In addition, the securities market have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our shares.

IV. 【OTHERS】

Items to be described in the prospectus for issuance of new shares

a. The Corporate mark of and logo of the Company shall be described on the top cover.
[*corporate mark*] [*logo*]

PART II CORPORATE INFORMATION

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY

1. Outline of Corporate System, etc.

(1) Corporate System of the Country and State in which the Issuer is Incorporated

CAYMAN ISLANDS COMPANY LAW

The Company is incorporated in the Cayman Islands subject to the Companies Law and, therefore, operates subject to Cayman Islands law. Set out below is a summary of certain provisions of Cayman company law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of Cayman company law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar:

Operations

As an exempted company, the Company's operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorized share capital.

Share capital

The authorized share capital of the Company is denominated in Hong Kong dollars. In general, the shares of a Cayman Islands company may be constituted with or without par value, and may be issued in registered or bearer form. In the case of the Company, the Memorandum of Association provides for shares to be issued in registered form. The shares of the Company have a par value of HK$20.00.

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or the value of the premiums on those shares shall be transferred to an account, to be called the "share premium account". At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its Memorandum and Articles of Association in (a) paying distributions or dividends to members; (b) paying up unissued shares of the company to be issued to members as fully paid bonus shares; (c) the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law); (d) writing-off the preliminary expenses of the company; (e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and (f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Companies Law provides that a company limited by shares or a company limited by guarantee and having a share capital, if so authorized by its Articles of Association, may by a resolution of members alter the conditions of its Memorandum to:

(a) increase its share capital by creating new shares of such amount as it thinks fit;

(b) consolidate and divide all or any of its share capital (except shares without nominal or par value) into shares of larger amount than its existing shares;

(c) convert all or any of its paid-up shares (except shares without nominal or par value) into stock, and reconvert that stock into paid-up shares of any denomination;

(d) subdivide its shares (except shares without nominal or par value) or any of them, into shares of an amount smaller than that fixed by the Memorandum of Association so however that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal or par value, diminish the number of shares into which its capital is divided.

The Companies Law provides that, subject to confirmation by the court, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its Articles of Association, by special resolution reduce its share capital in any way.

The Articles include certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

Financial assistance to purchase shares of a company or its holding company

Subject to all applicable laws, the Company may give financial assistance to directors and employees of the Company, its subsidiaries, its holding company or any subsidiary of such holding company in order that they may buy shares in the Company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried directors).

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

Purchase of shares and warrants by a company and its subsidiaries

Subject to the provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its Articles of Association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorized to do so by its Articles of Association, purchase its own shares, including any redeemable shares. However, if the Articles of Association do not authorize the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorized by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company's Memorandum or Articles of Association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its Memorandum of association to buy and sell and deal in personal property of all kinds.

Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

Transfer of shares

There are no provisions in the Companies Law with respect to the transfer of shares of a company and the requirements for a transfer will therefore be governed by the Memorandum and Articles of Association of the company. The Companies Law however provides that any transfer of the share or other interest of a deceased member of a company made by his personal representative will, notwithstanding that such personal representative may not himself be a

member, be of the same validity as if he had been a member at the time of the execution of the instrument of transfer.

General meetings

The regulations for convening, conducting and voting at general meetings of a company will be determined in accordance with the company's Memorandum and Articles of Association. Where the Memorandum and Articles of Association are silent as to how a meeting may be convened, three shareholders shall be entitled to summon a general meeting of shareholders. Where the Memorandum and Articles of Association are silent as to the length of notice for convening a meeting, a meeting may be held on five days' notice served on each shareholder. Where there is no provision in the Memorandum or Articles of Association for voting at a general meeting, every shareholder shall have one vote.

Dividends and distributions

With the exception of section 34 of the Companies Law, there is no statutory provision relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's Memorandum and Articles of Association, the payment of dividends and distributions out of the share premium account (see "Share Capital" above for further details).

Protection of minorities

Under Cayman Islands law, shareholders are entitled to have the affairs of the company conducted in accordance with general law and in particular with the company's Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the court shall direct.

Any shareholder of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company's Memorandum and Articles of Association.

Management

In general, the business of a company will be carried on in accordance with its Memorandum and Articles of Association. The Articles of Association of the Company provide that the business of the Company shall be managed and conducted by the board of the Company who may exercise all the powers of the Company which are not by law or the Articles of Association required to be exercised by the Company in general meeting, subject nevertheless to any provisions of law and the articles and any regulations prescribed by the Company in general meeting.

The Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Accounting requirements

A company shall cause proper books of account to be kept with respect to (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company and (iii) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

Loans to directors

There is no express provision in the Companies Law prohibiting the making of loans by a company to any of its directors.

Inspection of corporate records

Members of the Company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the Company. They will, however, have such rights as may be set out in the Company's Articles.

An exempted company may, subject to the provisions of its Articles of Association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as the directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

Winding up

A company may be wound up by either an order of the court or by a special resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A company may be wound up voluntarily when the members so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its Memorandum expires, or the event occurs on the occurrence of which the Memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above.

For the purpose of conducting the proceedings in winding up a company and assisting the Court, there may be appointed one or more than one person to be called an official liquidator or official liquidators; and the Court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Court shall declare whether any act hereby required or authorized to be done by the official liquidator is to be done by all or anyone or more of such persons. The Court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court. In the case of a members' voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

Upon the appointment of a liquidator, the responsibility for a company's affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator's duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company's liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

As soon as the affairs of a company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting shall be called by Public Notice (as defined in the Companies Law) or otherwise as the Registrar of Companies may direct.

Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75% in value of shareholders or class of shareholders or creditors, as the case may be, as are present at a meeting called for such purpose and thereafter sanctioned by the Courts. Whilst a dissenting shareholder would have the

right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.

Compulsory acquisition

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offerer may at any time within two months after the expiration of the said four months, by notice in the prescribed manner require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court of the Cayman Island within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offerer and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Indemnification

Cayman Islands law does not limit the extent to which a company's Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

(2) Corporate System as Provided for in the Memorandum of Association and Articles of Association of the Issuer

The Company was incorporated in the Cayman Islands on January 5, 2004 as an exempted company with limited liability under the Companies Law. As an exempted company, its operations must be conducted primarily outside the Cayman Islands.

Memorandum and Articles of Association

Meetings

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. Notice of every general meeting shall be given to all our members other than those who under the provisions of our Articles of Association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business.

Two of our members present in person or by proxy holding shares shall be a quorum provided that shares representing not less than one-third of the total voting rights of all members having the right to vote at the meeting shall be a quorum where a special resolution is to be considered.

A corporation being a member shall be deemed for the purpose of our Articles of Association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our members. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual member.

The quorum for a separate general meeting of the holders of a separate class of our shares is described in "Modification of Rights" below.

Special resolution - supermajority required

Pursuant to our Articles of Association, a special resolution must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of

which not less than 21 clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that if it is so agreed by all the members having a right to attend and vote at such meeting, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 clear days' notice has been given. A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution is defined in our Articles to mean a resolution passed by a simple majority of the votes of such members as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with our Articles.

Voting rights attaching to the ordinary shares

Subject to any special rights or restrictions as to voting for the time being attached to any ordinary shares, at any general meeting every member who is present in person or by proxy (or, in the case of a member being a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person or by proxy (or, in the case of a member being a corporation, by its duly appointed representative) shall have one vote for each share which such member is the holder.

No member shall be entitled to vote or be recognized in a quorum in respect of any share unless such member is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such member to us have been paid.

If a recognized clearing house (or its nominee(s)) is our member it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of members provided that, if more than one person is so authorized, the authorization shall specify the number and class of ordinary shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our ordinary shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

There are no restrictions imposed by Cayman law or our Articles on the rights of our members to hold or vote their shares by reason of where they reside. Our Articles, however, provide that we are not obliged, when making or granting any allotment of, offer of, option over or disposal of shares or issuing shares in satisfaction wholly or in part of a dividend declared, to make or make available, any such allotment, offer, option or shares to our members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in our opinion, be unlawful or impracticable.

Protection of minorities

The Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of our ordinary shares in issue, appoint an inspector to examine into our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our members must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as members as established by our Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption rights

There are no pre-emption rights applicable to the issue of new ordinary shares under either Cayman Islands law or our Memorandum and Articles of Association.

Liquidation rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of ordinary shares (i) if we are wound up and the assets available for distribution among our members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed *pari passu* amongst those members in proportion to the amount paid up at the commencement of the winding up on the ordinary shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid-up capital, these assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the ordinary shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our members in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our Memorandum and Articles of Association may only be made by special resolution.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our Articles of Association relating to general meetings shall apply *mutatis mutandis* to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll. At an adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of ordinary shares held by them) shall be a quorum.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further ordinary shares ranking pari passu therewith.

Alteration of capital

We may from time to time by ordinary resolution:

(a) increase our capital by such sum, to be divided into such class of shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of our share capital into such class of shares of larger amount than our existing shares of such class;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

(d) sub-divide our shares or any of them into shares of smaller amount than is fixed by our Memorandum and Articles of Association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

(e) divide shares into several classes and without prejudice to any special rights previously conferred on the holders of

existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by the directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of shares

Subject to such of the restrictions of our Articles of Association as may be applicable, any of our members may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in or such other form prescribed by a stock exchange on which our shares are listed or in any other form which the directors may approve.

Our directors may decline to register any transfer of any share unless:

(a) the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

(e) a fee of such maximum sum as stock exchange on which our shares are listed may determine to be payable (or such lesser sum as the directors may from time to time require) is paid to us in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share repurchase

We are empowered by the Companies Law and our Articles of Association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the Exchange or by other recognized stock exchange.

Dividends

Subject to the Companies Law, in a general meeting we may declare dividends in any currency but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. With the sanction of a special resolution, dividends may also be declared out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to or the terms of issue of any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share; and (ii) all dividends shall be apportioned and paid *pro rata* according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend which is payable on any ordinary shares half yearly or on any other dates, whenever our position, in the opinion of the directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that: (i) such dividend be satisfied wholly or in part in the form of an allotment of ordinary shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. The directors may also, with the sanction of our members in general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of ordinary shares credited as fully paid up without offering any right of members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such ordinary shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board and, if so forfeited, shall revert to us.

Whenever our directors or the members in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company, and where any difficulty arises with regard to such distribution, the directors may settle it as they think expedient, and in particular may issue fractional certificates or authorize any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our members upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Untraceable shareholders

We are entitled to sell any share of a member who is untraceable, provided that:

(a) all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(b) we have not during that time or before the expiry of the three-month period referred to paragraph (d) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

(c) during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

(d) upon expiry of the 12-year period, we have caused an advertisement to be published in newspapers in the manner stipulated by our Articles of Association, giving notice of its intention to sell these ordinary shares, and a period of three months has elapsed since such advertisement and the Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former member for an amount equal to such net proceeds.

Board of Directors

General

We are managed by a board, which must consist of not less than two members. Our board currently consists of seven members. The Articles of Association of the Company provide that at each annual general meeting of shareholders, one-third of the directors (other than a director who is the Chairman or the Chief Executive Officer) for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from

office by rotation provided that retiring directors are immediately eligible for re-election. This re-election mechanism ensures that shareholders are involved in the decision-making process of the Company. Any director who is the Chairman or the Chief Executive Officer is subject to this same requirement every five years.

Meetings of the board may be convened at any time deemed necessary by any member of the board. Advance notice of a meeting is not required if all the directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of the board shall be competent to make lawful and binding decisions if a majority of the members of the board are present or represented. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the board are required to be decided by simple majority votes of the members of the board present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board may also pass resolutions without a meeting by unanimous written consent.

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the Memorandum and Articles of Association and the class rights vested thereunder in the holders of the ordinary shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Borrowing powers

Our directors may exercise all the powers to raise or borrow money, to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party. The borrowing powers, in common with the Articles of Association in general, can be varied with the sanction of a special resolution of the Company.

Any transaction involving any exchange of all of our shares for shares in another company resulting in our Company becoming a subsidiary of such company or the transfer of the whole or a substantial part of our business will require a special resolution of our shareholders.

Compensation

The ordinary remuneration of the directors is determined by our board. Such sum (unless otherwise directed by the resolution by which it is voted) shall be divided amongst the directors in such proportions and in such manner as our board may agree or, failing agreement, equally, except that any director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he held office. The directors shall also be entitled to be prepaid or repaid all traveling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of our shares or of our debentures or otherwise in connection with the discharge of their duties as directors. Any director who, by request, goes or resides abroad for our purpose or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a director.

The board may establish or concur or join with other companies (being our subsidiary companies or companies with which it is associated in business) in establishing and making contributions out of our monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any director or ex-director who may hold or have held any executive office or any office of profit with us or any of our subsidiaries) and ex-employees of ours and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits in addition to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

Conflicts of Interests

A director shall not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or other proposal in which he or any of his associates is materially interested, unless his ability to vote is approved by a resolution of our board (or a duly authorized committee thereof) at a meeting at which the director does not form part of the quorum or vote.

2. Foreign Exchange Control System

There are no exchange control regulations or currency restrictions in the Cayman Islands.

3. Tax Treatment

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from February 10, 2004.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

4. Legal Opinion

A legal opinion has been provided by Conyers Dill & Pearman, Cayman, acting as legal advisers to the Company in the Cayman Islands, substantially to the effect that:

1. The Company has been duly incorporated and is validly existing as an exempted company with limited liability under the laws of the Cayman Islands;
2. The offering of the shares in the Company has been duly and validly authorized by the Company in accordance with the laws of the Cayman Islands;
3. The offering of the shares in the Company described in this document will not conflict with or result in a breach of any of the terms or provisions of any law, rule or regulation applicable to the Company in the Cayman Islands currently in force; and
4. All statements in this document to the extent they relate to the laws of the Cayman Islands are true and accurate.

The above opinion is limited to the laws of the Cayman Islands.

II. OUTLINE OF THE GROUP

1. Trends in Key Financial Data

(1) Consolidated key financial data

Term		The 1st fiscal year
Fiscal year		2004
Turnover	US$'000 JP¥'000	59,689 (6,908,998)
Ordinary loss	US$'000 JP¥'000	9,100 (1,053,325)
Net loss	US$'000 JP¥'000	9,305 (1,077,096)
Net assets	US$'000 JP¥'000	149,102 (17,258,588)
Total assets	US$'000 JP¥'000	201,927 (23,373,101)
Net assets per share	US$ JP¥	719.66 (83,408.09)
Net loss per share	US$ JP¥	103.94 (12,030.50)
Diluted EPS	US$ JP¥	— (—)
Capital adequacy ratio	(%)	73.9
Return on equity ratio	(%)	△10.5
Price-to-earnings ratio (PER)	(times)	—
Cashflow from operating activities	US$'000 JP¥'000	△ 1,915 (△ 221,631)
Cashflow from investing activities	US$'000 JP¥'000	△ 54,595 (△6,319,408)
Cashflow from financing activities	US$'000 JP¥'000	78,387 (9,073,348)
Cash and cash equivalents, end of the year	US$'000 JP¥'000	40,089 (4,640,272)
Number of employees		588
EBITDA	US$'000 JP¥'000	4,230 (489,611)

(2) Key financial data of the Company

Term		The 1st fiscal year
Fiscal year		2004
Turnover	US$'000 JP¥'000	5,355 (619,816)
Ordinary loss	US$'000 JP¥'000	6,285 (727,495)
Net loss	US$'000 JP¥'000	6,285 (727,495)
Share capital	US$'000 JP¥'000	522 (60,417)
Number of shares outstanding		203,565.36
Net assets	US$'000 JP¥'000	151,865 (17,578,391)
Total assets	US$'000 JP¥'000	172,059 (19,915,784)
Net assets per share	US$ JP¥	733.24 (84,872.53)
Dividend per share	US$ JP¥	— (—)
Net loss per share	US$ JP¥	70.20 (8,125.65)
Diluted EPS	US$ JP¥	— (—)
Capital adequacy ratio	(%)	88.3
Return on equity ratio	(%)	△ 4.1
Price-to-earnings ratio (PER)	(times)	—
Portion of earnings to dividend	(%)	—
Number of employees		1
EBITDA	US$'000 JP¥'000	△1,215 (△140,692)

Note 1. Consumption tax is not included in turnover.
2. The fiscal year of the 1st year begins on January 5, 2004 and ends on December 31, 2004 because this year is the incorporation year for XFL.
3. Regarding information on diluted net profits per share, even if XFL has shares with dilution effect, XFL is in a loss position. Thus such information is not stated.
4. Price-to-earnings ratio (PER) is not stated since XFL is in a loss position.
5. Regarding net assets per share, the suspense account of share exchange included in retained earnings is excluded from the calculation.
6. The consolidated financial statements of the Group and the financial statements of the Company are stated in U.S. dollars. In accordance with Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=115.75, from the Tokyo Foreign Exchange Market as of October 31, 2005. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above-mentioned exchange rate.
7. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. Please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations." EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.

8. The disclosure documents of the Group included in this document have been prepared in accordance with Disclosure Rules for Financial Statements and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to share issuance costs, listing related costs, amortization of goodwill and share based payments. For more information, please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations, Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us".
9. On August 24, 2004 XFL's shares were reversely split on a 1-for-2000 basis.
10. On September 22, 2005 XFL's shares were split on 3 for 1 basis. The effect of this share-split is not reflected in the information provided above.

2. Brief History

XFN, the predecessor of the Company, was incorporated and registered in Hong Kong on November 17, 1999. XFN was founded to become the comprehensive and definitive source of market indices, ratings, financial news and analysis necessary for making investment decisions in China's financial markets.

The Company was incorporated in January 2004 under the Companies Law to be the holding company of XFN. Through a share exchange transaction completed in March 2004, all of the shares of XFN were transferred to the Company and in return the Company issued to the shareholders of XFN an equivalent number of the Company's shares. As a result, the Company became the sole shareholder of XFN and the previous shareholders of XFN became the shareholders of the Company.

In 2004, the Company made the following material acquisitions to expand our product lines and business areas:

- MNI, a U.S./Europe based news agency dedicated to the global fixed income and foreign exchange markets.
- Mergent, successor to the original Moody's Investors Service division, the origins of which date back to 1900, which provides global business and financial information on publicly traded equity and debt.
- SMRA, which provides global fixed income and economic research and statistical analysis.
- G7 Group, which provides economic and policy analysis on currency and interest rate movements, monetary and fiscal policy and international and U.S. domestic legislation.

In 2005, the company made the following additional acquisitions to enhance our product lines and extend our distribution network:

- EconWorld (60% of its outstanding shares), a Hong Kong based book-publishing company and its subsidiary, called Money Journal, a PRC financial magazine distributed in China, Hong Kong and Taiwan.
- Taylor Rafferty is one of the leading independent investor relations and financial communications advisors.
- Washington Analysis, which is a premier economic and political advisory firm.
- Beijing Century Media Culture, a Beijing-based production company involved in TV program production and distribution, TV post-production and animation production.
- Shanghai Pobo Data and Information (60% of its equity), a Shanghai-based real-time financial information provider that distributes its information system products via Internet and satellite.
- Shanghai Far East Credit Rating Co. (50% of its equity), a Shanghai-based leading local ratings provider.

Our current corporate structure (other than dormant subsidiaries) as of the date of filing of the Company is shown below:



Xinhua Finance Limited (Cayman Islands)
Stone & McCarthy Research Associates, Inc. 100% (New Jersey, US)
SMRA International, Inc. 100% (Delaware, US)
Xinhua Financial Network Limited 100% (HK)
Market News International Inc. 100% (Nevada, US)
Market News (Service) International, Inc. 100% (Nevada, US)
Xinhua Mergent Holdings Limited 100% (Cayman Islands)
Mergent, Inc. 100% (Delaware, US)
G7 Group, Inc. 100% (Delaware, US)
Washington Analysis Corporation 100% (Delaware, US)
EconWorld Media Limited 60% (HK)
Xinhua Finance Media Limited 100% (Cayman Islands)
Taylor Rafferty Associates, Inc. 100% (Delaware, US)
Taylor Rafferty Associates Limited 100% (UK)
Taylor Rafferty KK 100% (Japan)
Financial World (Shanghai) Co., Ltd. 文迪商務咨詢(上海)有限公司 100% (Shanghai)
EconWorld (Shanghai) Co., Ltd. 智迪商務咨詢(上海)有限公司 100% (Shanghai)
EconWorld Publishing Limited 100% (HK)
Money Journal Publication Limited 100% (HK)
Money Journal Advertising Company Limited 100% (HK)
Tesserae Capital Advisors, LLC 88% (Delaware, US)
Mergent Japan K.K. 100% (Japan)
Mergent Pricing & Evaluation Services, Inc. 100% (USA)
Mergent (UK) Ltd. 100% (UK)
Ford Investor Services, Inc. 100% (US)
Shanghai Huacai Investment Advisory Company Limited 100% (Shanghai)
FTSE/Xinua Index Limited 50% (HK)
Xinhua Financial Network (Beijing) Limited 100% (Beijing)
Xinhua Financial Network (Shanghai) Limited 100% (Shanghai)
Xinhua Financial Network Korea Co., Ltd. 100% (Republic of Korea)
China Financial News Limited 100% (BVI)
Fortune China Public Relations Limited 100% (HK)
AFX Asia Pte. Limited 100% (Singapore)
Xinhua Finance Japan Limited 100% (Japan)
Xinhua Investment Group Hong Kong Limited 100% (HK)
Highasia Investments Limited 60% (BVI)
Beijing Century Media Culture Co., Ltd. 100% (Beijing) (* held by nominees)
Shanghai Far East Credit Rating Co., Ltd. 50% (Shanghai) (* held by nominees)
Shanghai Pobo Data and Information Network Consulting Co. Ltd. 60% (Shanghai) (* held by nominees)
China Finance Ltd. 100% (Taiwan)
Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd. 100% (Beijing)
Beijing Workshop Communications Co., Ltd. 90% (Beijing)
Beijing Golden Ways Culture Development Co., Ltd. 90% (Beijing)

Group Milestones

Major milestones for the Group are highlighted in the table below:

Date	Milestone
Nov 2005	Acquires 50% of Shanghai Far East Credit Rating Co., a Shanghai-based leading local ratings provider
Sep 2005	Acquires Beijing Century Media Culture, a Beijing-based TVconsulting company
Sep 2005	Acquires 60% of Shanghai Pobo Data and Information, a Shanghai-based real-time financial information provider
July 2005	Acquires leading institutional research firm, Washington Analysis, LLC
Jun 2005	Acquires Taylor Rafferty, a leading global investor relations firm, to strengthen the Company's investor relations service line
May 2005	Acquires 60% of EconWorld, a financial print media owning a Chinese magazine with a high paid circulation, to further step into financial media industry
Apr 2005	Xinhua FTSE Index launches the China High Yield 150 Index
Apr 2005	Launches the China Business Sentiment Survey with Market News International
Apr 2005	Launches an online China corporate database service - Xinhua Finance China Insight
Mar 2005	Launches a weekly financial news radio show in Japanese on Nikkei Radio Broadcasting Corporation (RADIO NIKKEI) network
Mar 2005	Xinhua PR Newswire launches service to monitor placement of corporate releases globally for China clients
Feb 2005	Xinhua FTSE Index launches new index series for qualified domestic institutional investors (QDIIs) (Market Indices)
Feb 2005	Xinhua PR Newswire launches Writing Service to further enhance business communications in China (Investor Relations)
Feb 2005	Mergent launches database of China listed companies, with full data on leading China firms traded on the Shanghai and Shenzhen stock exchanges (Ratings)
Nov 2004	Xinhua/FTSE China A50 Index selected by Barclays Global Investors as the underlying benchmark for iShares Xinhua/FTSE A50 China Tracker listed on the Hong Kong Stock Exchange - the first A share exchange-traded fund (Market Indices)
Oct 2004	Xinhua/FTSE China 25 Index selected by Barclays Global Investors as the underlying benchmark for iShares Xinhua/FTSE China 25 exchange-traded fund listed on the New York Stock Exchange and the London Stock Exchange (Market Indices)
Oct 2004	The Philadelphia Stock Exchange begins trading options on the iShares Xinhua/FTSE China 25 Index Fund (Market Indices)
Oct 2004	Lists on the Mothers Board of the Tokyo Stock Exchange (TSE 9399)
June 2004	Completes acquisitions of Mergent, G7 Group and SMRA
March 2004	Completes acquisition of MNI
March 2004	Reorganization to make Xinhua Finance the holding company for the Group through share swap
Feb 2004	Launches Xinhua Lehman China Aggregate Index, the first comprehensive series of indices covering the bond market in China (Market Indices)
Jan 2004	Xinhua Finance incorporated
July 2003	Xinhua PR Newswire launches a new distribution network of over 2,000 media outlets in China (Investor Relations)
May 2003	Launches the first publicly available composite index for China – Xinhua FTSE China A 200 Composite Index (Market Indices)
Jan 2003	Formally launches Xinhua Far East China Credit Ratings Services (Ratings)
Nov 2002	Launches global corporate announcement distribution service Xinhua PR Newswire (Investor Relations)
Nov 2001	Establishes Xinhua FTSE Index Committee (Market Indices)
Jul 2001	Launches Xinhua FTSE China domestic index series (Market Indices)
Jun 2001	Launches real-time China analysis (Financial News and Analysis)
Apr 2001	*Launches first China index for international investors - Xinhua FTSE China 25 Index (Market Indices)*
Dec 2000	Establishes Xinhua FTSE Index joint alliance (Market Indices)
Nov 1999	Xinhua Financial Network Ltd. incorporated in Hong Kong

3. Nature of Business

Overview

We are a provider of financial information products focused on China's financial markets. We are an integrated provider of market indices, ratings, financial news and analysis and investor relations for China and globally. We believe that we are uniquely positioned in the market because we provide all four complementary services in one company. To our knowledge, a company with such a comprehensive service portfolio has never been seen in the market before. As a company providing all of these services to China's financial markets, we have established the infrastructure for making investment decisions in China.

Investors can make more well-informed investment decisions on China's financial markets through one or more of our services. For example, through our market indices and financial news and analysis, an investor can track the overall performance of the equity and debt markets, follow the events that affect these markets, and be informed of recent developments of individual companies. Simultaneously, an investor can assess the creditworthiness and performance of individual companies that make up such market indices with our ratings. Also, through our investor relations services, investors can learn what companies are saying about themselves in their corporate announcements and public relations activities.

We offer the following four principal services:

- *Market Indices.* We provide equity indices and bond indices measuring the performance of China's stock and bond markets. We follow the China markets with more than 100 equity indices covering domestic and international China-related stocks, 12 bond indices, and four style indices (equity indices customized to track more specific investment criteria). These indices are all developed according to methodology generally used in international markets. Also, we provide a customized U.S. index, the Dividends Achiever Index, that tracks dividend-paying equities in the U.S. that have increased their payout every year for the past ten consecutive years.

- *Ratings.* We issue public information ratings (ratings on companies based on publicly available information). Our ratings are developed according to methodology generally used in international markets. We also offer a comprehensive global portfolio of company, securities and financial information, along with research and analytic tools that enable investors to conduct in-depth company evaluation.

- *Financial News and Analysis.* We provide financial news mainly covering China's financial markets, as well as international financial markets. We also offer a comprehensive range of analytic reports and products for China and the international markets covering economic developments, fixed-income and foreign exchange, currency and interest rate movements, government policies and central bank activities.

- *Investor Relations.* We offer corporate announcement services that allow companies inside and outside of China to communicate their news and events. Via our extensive network of more than 4,000 media outlets in China, we currently distribute over 35 such company announcements per week. We also offer investor and public relations services, encouraging corporate governance and disclosure practices for companies in China.

We are a global organization with our headquarters in Hong Kong and offices across Asia, Australia, North America and Europe. Our 17 office locations include Hong Kong, Beijing, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Melbourne, New York, Washington, D.C., Charlotte, Dallas, San Diego, Toronto, London. Our 22 news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Jakarta, Manila, Sydney, New York, Washington, D.C., Chicago, Princeton, Sunnyvale, San Diego, London, Frankfurt, Brussels, Paris and Berlin. As at September 30, 2005 we had 815 employees worldwide.

The following flowchart provides an overview of our business:


XINHUA FINANCE
MARKET INDICES
RATINGS
FINANCIAL NEWS & ANALYSIS
INVESTOR RELATIONS
Use of indices licenses
Provide rating assessments
Provide IR/PR solutions
SERVICE CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
SERVICE CLIENTS:
• China corporations
SERVICE CLIENTS:
• Chinese and foreign Corporations
• Government organizations
• Public institutions
• Business and professional associations
• Stock exchanges
• Educational organizations
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Web hosting
• Print media
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
• Global media network
Corporate announcement distribution only
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions
• Business and professional associations
• Educational organizations
• Data vendors, information redistributors
• Internet portals
• Media

History

Prior to March 2004, we operated through XFN and its subsidiaries. XFN was founded in anticipation of the growing need for transparent and reliable financial information and data flow into and out of China. We have grown rapidly since our inception. In our initial stage of development from 1999 to 2003 our growth strategy was based largely upon strategic partnerships with domestic and international market leaders in our business areas. Since then, we have pursued an aggressive acquisition strategy based on acquiring domestic and international market leaders in their respective fields. These acquisitions allow us to:

- Bring proven expertise into China for the development of similar products;
- Provide international information and data for China investors to evaluate international markets;
- Add depth and breadth to existing service lines;
- Expand our international selling networks; and
- Keep 100% of revenue rather than sharing revenue in a partnership arrangement.

In 2004, we acquired MNI, a US/Europe based news agency dedicated to the global fixed income and foreign exchange markets; Mergent, successor to the original Moody's Investors Service division, the origins of which date back to 1900, which provides global business and financial information on publicly traded equity and debt; SMRA, which provides global fixed income and economic research and statistical analysis; and G7 Group, which provides economic and policy analysis on currency and interest rate movements, monetary and fiscal policy and international and U.S. legislation.

In May 2005, we acquired EconWorld, a Hong Kong based media company, publishing a range of Chinese language publications and a magazine on China's financial markets. In June 2005, we acquired Taylor Rafferty, a global investor relations and cross-border financial communications advisory firm. In July 2005, we acquired Washington Analysis, an economic and political advisory firm based in Washington D.C. In September 2005, we acquired Beijing Century Media Culture, a Beijing-based television consulting company, as well as Shanghai Pobo Data and Information, a Shanghai-based real-time financial information provider that distributes its information system products via Internet and satellite. In November 2005, we purchased, through nominees, a 50% equity stake in Shanghai Far East Credit Rating Co.

Due to PRC foreign ownership restrictions, our equity interests in Beijing Century Media Culture, Shanghai Far East Credit Rating Co. and Shanghai Pobo Data and Information are held through PRC nominees, who hold the equity on our behalf.

We have entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominee's interests in these companies and accordingly, we consolidate the results of operations of these companies in our financial statements.

Our Strengths

We believe that we have the following key strengths:

- *Strategic focus on China's financial markets.* Because of China's rapid economic growth, investors lack financial information developed according to methodologies generally used in international markets. We have maintained our focus on providing financial information relevant to investors interested in participating in China's fast-growing financial markets. Our focus on China's markets and our local capabilities differentiate our services offerings, allowing us to provide actionable information and data on China as it continues to play a pivotal role in the global economy.

- *Position in China's financial information market.* Our unique service portfolio offers an investment infrastructure that was previously unavailable to Chinese and global investors.

- *Comprehensive range of product and service offerings.* We have developed a unique mix of services, comprising integral components that have become the investment infrastructure for China's financial markets. This comprehensive range of services (market indices, ratings, financial news and analysis and investor relations) helps the business professional and international investor understand and analyze China's markets. We provide transparency to end-users who value reliability and accuracy by basing our services on proven technologies and methodologies generally used in international markets. Our service portfolio also extends to international markets, offering coverage, information and analysis on a global level.

- *Strong management team with international expertise.* Our management team includes some of the most experienced managers in the financial information industry in China. Ms. Fredy Bush, our Vice Chairman, Chief

Executive Officer and founder, has extensive experience building businesses in Asia and, together with the rest of our international senior management team, is focused on formulating innovative business initiatives, capturing attractive business opportunities, and drawing on expertise in diverse areas. We believe that our management team will be able to develop and execute our business strategy effectively, while responding to changes in our business environment.

Our Opportunity

Current Market Position

From inception until now, we have combined our China focus and global distribution capabilities to continually bring new standards and integral products and services for China's financial markets. We have created a products and services platform that, we expect, allows us to:

- Provide information and data products developed according to methodologies generally used in international markets for China's financial markets;
- Enable Chinese companies to reach out to and satisfy the demands of an international investor base; and
- Localize international information products to meet the needs of Chinese investors interested in the international markets.

Growth Strategy

As a part of our growth strategy and next stage of development, we intend to leverage our unique products and services platform that we have already created by expanding into China's financial media market. We expect the strategic China acquisitions that we have made in year 2005 and plan to make in the near-term will, on one hand, add new distribution channels for our existing financial information content and, on the other hand, add new content to enhance our current products, which in turn are distributed throughout our growing network. This two-pronged approach is expected to allow us to deeper penetrate the financial media market through content and distribution while leveraging the capabilities of our existing service lines.

For example, our recent acquisitions of Beijing Century Media Culture and EconWorld, our development of our desktop terminal business, and our planned acquisition of Ming Shing International Ltd. ("Ming Shing") are designed to all provide the foundation for expanding into this strategic space:

- Acquired Beijing Century Media Culture, a television consulting company, which is expected to enable Xinhua Finance to distribute our financial information onto TV platforms in China
- Acquired EconWorld Media, a financial publisher, which has a magazine and publishing platform that is expected to allow us to distribute our financial information onto print media in China
- Further developed desktop terminal business, focusing on commodities and futures data with the intention of expanding into other key asset classes such as equity, fixed income, and foreign exchange
- Planned acquisition of Ming Shing, a China advertising agency, which provides access to China's advertising market, including print, broadcast and online distribution channels

The two primary building blocks for our financial media strategy in China are the television consulting business, Beijing Century Media Culture, and an advertising agency, such as Ming Shing. Beijing Century Media Culture produces television programs based on our financial content, and the acquisition of a company with an advertising license is expected to enable us to derive revenue from the advertising slots within our television programs in China, as well as within our other financial media distribution points.

Our growth strategy is also expected to add a new advertising revenue stream to our current business model. Our current customer base of financial institutions and corporations are all prime candidates for advertising through our media distribution points, such as advertising slots during television programs and within our financial magazine publications, which results in a new line of revenue from an existing solid customer base.

We expect to leverage the value of our existing business lines, market indices, ratings, financial news and analysis and investor relations, by distributing our content through a range of financial media channels, including television, print media, desktop terminals, broadcasting and online distribution. This strategy, we expect, allows us to maintain our focus on financial, business and personal finance-related content, while enabling us to continue playing a role in the development of China's financial markets.

__Our Services__

(1) Market Indices

We produce equity, bond and style indices (equity indices customized to track more specific investment criteria) based mainly on the China markets. Xinhua FTSE Index ("XFI"), the brand name for indices provided by our Xinhua FTSE Index joint venture with FTSE, provides a series of equity indices to measure China's stock markets, based on methodologies generally used in international markets. We provide a unique series that covers China stocks in both domestic and global markets using international methodologies of index calculation. Our Xinhua Lehman China Bond Index Series, indices established by our partnership with Lehman Brothers, provides a comprehensive series of China bond indices across exchanges and inter-bank markets. These China indices are used as performance benchmarks and as a basis for other applications such as the trading of derivatives, index tracking funds and exchange traded funds. Based on the extensive historical database of our wholly-owned subsidiary, Mergent, we also offer a specialized index, the Dividend Achievers Index, to track U.S. equities that have paid an increasing amount of dividends for ten consecutive years or more, and historical pricing data.

Our clients include investment professionals, commercial and investment banks, fund and asset management firms, securities companies, insurance companies, corporations, data vendors, information redistributors and Internet portals. Our indices data is marketed and licensed to these customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter products (products that are not traded on an exchange), and index tracking products. We also sell our constituent data to individual end-users such as derivatives professionals, fund managers and professional investors.

The following shows the business flowchart for our market indices:


XINHUA FINANCE
SERVICE CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
Use of indices licenses
MARKET INDICES
PROCESS:
• Gather constituent data
• Analyze constituents
• Calculate indices
• Index Committee approval
• Launch indices
• Update and maintain indices and related data
PRODUCTS:
Xinhua FTSE Index
Xinhua Lehman China Bond Index
Dividend Achievers Index
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Data vendors, information redistributors
• Internet portals

Note 1: Our China indices (Xinhua FTSE Index and Xinhua Lehman China Bond Index) target a China-focused customer base consisting of domestic and overseas entities, while our Dividend Achievers Index provides a specialized benchmark for tracking the U.S. equities market.

Note 2: Our indices data is marketed and licensed to customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter (OTC) products, and index tracking products. Our real-time index values are marketed to global redistributors and international data vendors for distribution. Also, we sell our constituent data to investment professionals such as derivatives professionals and fund managers.

Note 3: Our fee structure includes single use, basket, or annual license fees charged for derivative and OTC index-linked products. Either fixed annual fees or fees based on net asset value of the fund are charged to fund managers for data to create index-linked mutual funds, while fixed license fees per trade are charged to index futures contracts. Fixed annual fees are charged to redistributors, data end-users, and benchmark index values subscribers.

Note 4: Our indices clients include 12 out of the 27 approved qualified foreign institutional investors (QFIIs) in China. Our product specialists work with customers to create new products linked to our indices and to understand the different kinds of indices products of interest to our customers.

Note 5: Xinhua FTSE Index, a joint alliance between FTSE and Xinhua Finance, is currently outsourcing its calculation to FTSE.

Note 6: Xinhua Lehman Index, a joint alliance between Lehman Brothers and Xinhua Finance, is currently outsourcing its calculation to Lehman Brothers.

Xinhua FTSE Indices

We established our Xinhua FTSE Index joint alliance in December 2000 to provide real-time indices for measuring China's equity markets. XFI leverages FTSE's proven track record of over forty years in developing equity market indices. First introduced in April 2001, our XFI equities indices offer unique coverage of China equities, combining domestic A and B shares with China stocks listed overseas, such as H shares and red chips on the Hong Kong Stock Exchange. XFI's A Share Series, B Share Series and the International Series provide diverse tradable and benchmark indices based upon market capitalization, broad-based benchmarks (reflecting the movement of the entire market) and

various sector and regional indices. Tradable indices typically track a basket of companies, which represents a certain segment of the market. Fund managers and other users can create products based on these indices because the number of companies to track is more manageable. Tradable indices may be used as a basis for index tracking products, derivative trading instruments, and over-the-counter (OTC) products. Benchmark indices typically cover a more comprehensive number of companies than tradable indices to better represent the total market. Benchmark indices are typically used as a standard against which the performance of investment funds can be measured. XFI's index range also includes bond and composite indices in order to provide investors with an across-the-board view of China's capital markets. Total assets tracking XFI indices in China's domestic market alone are at RMB20.35 billion (approximately US$2.5 billion; approximately ¥289 billion) as of June 30, 2005.

The Xinhua FTSE Index family currently consists of the following primary market indices:

Xinhua FTSE Index Family


Bond Index
Composite Index
Equity Index
Xinhua FTSE China Bond Index
Xinhua FTSE 200 Composite Index
Xinhua FTSE 200 Index
Xinhua FTSE All-Share Index
* Xinhua/FTSE China A50 Index
Xinhua FTSE 200 Index
Xinhua FTSE 200 Style Indices
Xinhua FTSE 400 Index
Xinhua FTSE 600 Index
Xinhua FTSE 600 Style Indices
Xinhua FTSE 600 Sector Indices
Xinhua FTSE Small Cap Index
Xinhua FTSE Galaxy Provincial Indices
Xinhua FTSE China B All-Share Index
International Index
Xinhua FTSE China B 35 Index
Xinhua/FTSE China 25 Index
Benchmark Indices
Tradable Indices
* Launched in 2004

All of our XFI indices have been designed using internationally proven index methodology to ensure transparency and consistency. We employ free-float measurement, a methodology pioneered by FTSE and utilized by international fund managers. Also, an independent Index Committee manages the XFI indices based upon transparent rules. This Index Committee comprises a group of approximately 20 domestic and international fund managers, exchange regulators, market practitioners and independent index providers who act as a control for fair inclusion or removal of index constituents. Committee members as of June 30, 2005 include Senior Executives from Shanghai Futures Exchange, Zhenghou Commodity Exchange, Boshi Fund Management, China Asset Management, Guosen Securities Limited, FTSE, Chairman and CEO of the American Stock Exchange, Hang Seng Investment Management, North Asia Barclays Global Investors and Nomura Securities Co., Ltd.

XFI indices are classified using the FTSE Global Classification System, a global classification system for market indices used worldwide. Reliable classification allows customers to create specialized products based on our indices, such as by industry sector or market capitalization. XFI indices are used as performance benchmarks by mutual funds, including tracking funds that have been approved by CSRC.

Xinhua Lehman China Bond Index Series

We launched the Xinhua Lehman China Bond Index series in February 2004 in alliance with Lehman Brothers, an international investment bank with 30 years of experience providing bond indices. This comprehensive series covers China corporate and government bonds, with a total of 147 securities at a total market value of RMB2.1 trillion (approximately US$254 billion; ¥29.4 trillion) as of June 30, 2005.

As illustrated in the following chart, the China Aggregate Index series tracks China corporate and government bonds across exchanges and inter-bank markets and includes government bonds (treasury bonds and bonds issued by government agencies) and corporate bonds. Corporate bonds are further categorized by sector, including industrial, utility and financial sectors. All securities must be fixed-rate instruments denominated in RMB with at least one year to maturity.

Xinhua Lehman China Bond Index Series*


China Aggregate Index
Government Bond Index
Corporate Bond Index
Treasuries Index
Agencies Index
Industrial Index
Utility Index
Financial Index

* Launched in 2004

Dividend Achievers Index

The Dividend Achievers Index is a specialized index that tracks U.S. equities that have paid an increasing amount of dividends for ten or more consecutive years. The Dividend Achievers Index was launched by Mergent in 2003 as an objective composite of companies with a history of dividend performance. The Dividend Achievers concept was developed 25 years ago by Mergent's predecessor, Moody's Investors Service, to track companies that have increased their regular cash dividends every year for at least the last ten consecutive years. Mergent maintains surveillance on over 35,000 equities to uncover income-producing companies that meet the requirements. The total number of Dividend Achievers typically ranges from 275-350 companies and currently stands at 314 constituents, reflecting 15 of the 20 industry sectors according to the North American Industry Classification System classification of companies, including finance and insurance, manufacturing, utilities, and real estate investment trusts. Capitalization sub-indices divide the pool into large-cap, mid-cap and small-cap, while measurement sub-indices track fastest growing dividend, payout performers, earnings growth achievers, and revenue growth achievers.

Competition

Competition for our market indices products is principally based on qualitative factors such as transparency, independence, how representative the index is of the market, and how easy it is for a fund manager to replicate the index in its portfolio. Our primary competitors in the China market for indices consist of local and international providers of market indices. Our Dividend Achievers Index faces competition from other customized indices by major index providers worldwide.

(2) Ratings

Outline

We provide a range of ratings assessments, ratings opinions and corporate data that allows our customers to better determine the credit and investment worthiness of individual companies. Our independent, objective and forward-looking ratings opinions are produced under the brand name of Xinhua Far East. Established in 2001, Xinhua Far East is a strategic alliance formed with SFE, a leading local ratings provider of which we acquired a 50% equity interest in November 2005, to target the relatively under-developed ratings market in China. Xinhua Far East publishes ratings opinions on listed companies in China developed according to methodology generally used in international markets. We also provide bond credit research reports evaluating specific bond issues. Our corporate data products provide a wealth of information on companies in China, as well as on public and private companies around the world, bringing transparency to our ratings products.

Our ratings assessments are provided to China corporations seeking debt facilities. Our ratings opinions are provided to banks that investigate the quality of loans, issuers of bonds or commercial paper, or other financial and government institutions interested in the creditworthiness of issuers and borrowers, companies and investors.

We charge our customers fees for ratings assessments and access to ratings reports, sector research and investment commentaries.

Our corporate data and analysis customers include commercial banks, investment banks, asset management firms, fund management firms, securities firms, insurance companies, corporations, investment professionals, stock

exchanges, government organizations and public institutions, business and professional associations, educational organizations, data vendors, information redistributors and Internet portals. Corporate data and analysis products are offered and charged on a subscription, pre-packaged, or one-off basis.

The following shows the business flow chart for our ratings and corporate data and analysis services:



XINHUA FINANCE
RATINGS
SERVICE CLIENTS:
• China corporations
Provide rating assessments
PROCESS:
• Gather corporate/industry data
• Analyze data
• Assessment
• Rating Committee approval
• Publish ratings/research
• Update and maintain ratings/research
PRODUCTS:
Xinhua Far East Ratings
Corporate Data & Analysis
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Print media
• CDROM
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions
• Business and professional associations
• Educational organizations
• Data vendors, information redistributors
• Internet portals

Note 1: Xinhua Far East provides independent ratings and research developed according to methodologies generally used in international markets to enable our customers to determine the creditworthiness of issuers and borrowers and add value to their investment decisions. Our corporate data and analysis products are offered to complement our ratings services. Our corporate data and analysis products are also provided by Mergent.

Note 2: Our ratings assessments are marketed to Chinese issuers of debt facilities. Our ratings reports are marketed to major institutional investors. Our corporate data and analytic products are marketed and sold to major institutional investors as well as investment professionals around the world.

Note 3: Our fee structure includes fees charged for ratings assessments and access to ratings reports, sector research and investment commentaries. Corporate data and analysis products are offered on a subscription, pre-packaged, or one-off basis.

Note 4: Our ratings opinions customers comprise financial institutions, companies and investors. Our corporate data customers include financial, business and legal professionals, information specialists and individual investors. We also offer a broad range of business and financial resources, whether in print, CD-ROM, microfiche or online, to libraries, educational institutions and investors.

Ratings Opinions

Xinhua Far East is a strategic alliance formed with Shanghai Far East Credit Rating Co. ("SFE"), a leading local ratings provider, to target the relatively under-developed ratings market in China. SFE has rated over 5,500 enterprises for loan certificates in Shanghai and Ningbo and 1,030 issues of corporate bonds and commercial paper. Loan certificate ratings are adopted by People's Bank of China as an independent means of checking the quality of bank loans. In December 2003 SFE became the first member from Mainland China to be admitted in the Association of Credit Rating Agencies in Asia, an 18-member association supported by the Asian Development Bank aimed to enhance quality and

comparability of ratings and best practices in the region. In November 2005, we purchased, through nominees, a 50% equity stake in SFE. Due to PRC foreign ownership restrictions, our equity interests in SFE are held through PRC nominees, who hold the equity on behalf of our wholly owned subsidiary, Shanghai Huacai Investment Advisory Company Limited ("Huacai"). Huacai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements.

Xinhua Far East has established methodologies and practices that serve as the foundation in rating creditworthiness in China, which is a relatively nascent market. Xinhua Far East's ratings analysts research and analyze company information and data to form a rating opinion based on methodologies generally used in international markets. The opinion is then passed to our rating committee for endorsement. After endorsement, the rating opinion can be published. Our rating scale is provided below:

Rating Scale

Long Term Rating	Credit Strength
AAA	Excellent
AA	Very Good
A	Above Average
BBB	Average
BB	Below Average
B	Weak
CCC	Very Weak
CC	Extremely Weak
C	Default

As of June 2005, Xinhua Far East has provided public information ratings on 180 listed Chinese companies in key industries and listed on major stock exchanges such as the Shanghai and Shenzhen stock exchanges in China, the Hong Kong Stock Exchange, the New York Stock Exchange and the Singapore Stock Exchange. Xinhua Far East's ratings evaluate over-all probability of default of Chinese corporations and enable investors to benchmark the creditworthiness of the rated corporations against all publicly traded Chinese corporations. As of June 2005, our rating results have reflected a normal distribution: most companies were rated with an average rating of BBB and only three companies were rated AAA which is the highest grade in our scale. Recent results are illustrated in the following chart:


Xinhua Far East Rating Results (by June 30, 2005)
Total 180
Number of rated companies
70
60
50
40
30
20
10
0

Our ratings opinions comprise ratings outlooks and ratings alerts. Ratings outlooks reflect the potential development of a long-term credit rating based on on-going or expected impact of events upon the credit-worthiness of borrowers. We continuously follow the developments of companies that we rate. If a company experiences a significant and impactful event, such as a merger or acquisition, we may publish a ratings alert to upgrade or downgrade the company. Our ratings results are disseminated via press releases to the public through a variety of print and electronic media, including the Internet and real-time information systems widely used by securities traders and investors. Xinhua Far East ratings opinions have been quoted in financial newspapers and regional newspapers such as the Financial Times, the Asian Wall Street Journal, the New York Times, the Wall Street Journal and the South China Morning Post, as well

as the China Securities News, Shanghai Securities News and Securities Times, three of the most influential financial newspapers in China.

In an interview published in the China Economic Review (June 2005, P.20), our Managing Director of Ratings correctly predicted the timing and scale of the RMB revaluation in July 2005.

Corporate Data and Analysis
Our corporate data and analysis products provide in-depth understanding of a company's current performance metrics, historical performance trends, corporate actions and events as well as detailed coverage of equities and fixed income securities. Our comprehensive China corporate database covers more than 1,300 Chinese listed companies with information such as company background, shareholding structure, current and historical audited financial results, and key financial ratios. Our international corporate databases and analytic tools date back to 1900 through the services of Mergent and are used by over 200,000 professional and individual clients worldwide.

Formerly the financial information services arm of Moody's supporting its ratings business, Mergent has been in the business of providing reliable corporate data and analytics for more than a century. Mergent offers key financial, fundamental and descriptive data for over 10,000 U.S. public companies, 20,000 non-U.S. public companies from over 100 countries, and 20,000 U.S. municipal entities, as well as extensive company analysis and research, corporate bond, unit investment trust, corporate actions, mutual fund and dividend information. Mergent's databases have over 185,000 annual reports, unit investment trust statistics, corporate action data on all North American listed securities, dividend information on 12,000 stocks and 20,000 mutual funds, and extensive bond information on more than 50,000 corporate and 1.1 million municipal issues.

Mergent also publishes industry reports providing in-depth analysis of key industries covering North America and Asia/Pacific by country and region. Other data services include historical ratings information on 10,000 U.S. companies, institutional holdings information, and insider trading information. Mergent also offers powerful analytic tools that allow data manipulation within Mergent's extensive financial information databases and presentation building for financial modeling and comparative analysis reporting. Mergent's information and research tools are available in print, microfiche, CD-ROM, via data feeds and online.

Competition
There is limited competition for our ratings business from other credit ratings agencies since we are currently uniquely positioned as a provider of credit ratings in China developed according to methodologies generally used in international markets. Competition from international ratings agencies is also limited as they only assign ratings on a handful of companies in China that have issued bonds in international markets. Comparatively, our ratings universe of over 175 corporations in China is very comprehensive, covering companies across sectors including oil and gas, utilities, automobile, metal and mining, technology and food and beverage. In the future we may face competition if there are changes in regulations that allow international agencies to enter China's domestic ratings market. Nevertheless, we believe that we will compete effectively with those international rating agencies due to our understanding and in-depth knowledge of the China market. Perceived quality of our ratings by the investment community and media is key to the sustainable success of our independent ratings. Our prominent clients also increase our market recognition and reputation. We have built a unique competitive position as a rating agency applying methodologies generally used in international markets. Our corporate data and analysis products face competition, however, we maintain a competitive edge with Mergent's over 100 year history in aggregating data and producing analysis and the transparency of our information.

(3) Financial News and Analysis

Our financial news and analysis products enable investors to better understand financial markets in China and around the world. Our up-to-the-minute newsfeeds are complemented by our analytic reports, covering topics such as foreign exchange and fixed income analysis, policy review and currency and interest rate movements. These analytic reports provide additional insight from experts with proprietary understanding of the markets they cover. We distribute our financial news and analytic reports products directly through leased line, Internet and satellite technology and indirectly through major news and information re-distributors. Our financial news and analysis customers include commercial and investment banks, asset and fund management firms, securities firms, insurance companies, corporations, investment professionals, stock exchanges, government organizations and public institutions (including central banks and policy-making institutions), data vendors, information redistributors, Internet portals and media organizations (including newspapers and news providers).

The following shows the business flowchart for our financial news and analysis services:



XINHUA FINANCE
FINANCIAL NEWS & ANALYSIS
PROCESS:
• Gather information (i.e. interviews)
• Fact checking
• Analyze information
• Write articles/reports
• Editorial approval
• Publish articles/reports
• Update coverage of companies/ markets
PRODUCTS:
News
• China
• Asia
• International
Analytic Reports
• Fixed Income/Forex
• Economic Statistical Analysis
• Government/Fiscal Policy
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Web hosting
Indirect distribution
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions (including central banks and policy-making institutions)
• Data vendors, information redistributors
• Internet portals
• Media (including newspapers and news providers)

Note 1: Our financial news and analysis products enable investors to better understand financial markets in China and around the world. XFN and MNI provide up-to-the-minute news feeds on the China and international markets, and are complemented by our analytic reports, covering topics such as foreign exchange, fixed income and economic analysis from MNI, and SMRA, and government and fiscal policy analysis from the G7 Group and Washington Analysis.

Note 2: Our financial news products are marketed by our local and international sales persons to data vendors and information redistributors and directly to end-users, such as financial services institutions, financial newspapers, news providers and vendors, central banks and policy-making institutions.

Note 3: We charge subscription fees for our financial news and analytic reports.

Brief description of services

News
We provide our customers with real-time financial news products under our brand name "Xinhua Finance News". These news products are developed according to methodologies used for financial reporting by financial news agencies around the world. Our primary financial news products cover China, the Asia region and international markets.

China and Asia. Our independent teams of editors, journalists and analysts provide our customers with comprehensive, real-time news feeds on developments in China's financial markets using material generated internally and from major local news providers, including CEIS, China Securities News and real-time market quotations from all five of China's equity and commodity exchanges. Our China news feeds are available in various languages, including simplified and traditional Chinese, English and Japanese. On average, in Chinese, we issue 220 news items a day from our Beijing and Hong Kong bureaus. In English, we issue an average of 150 items a day from China and approximately 350 items a day from other parts of Asia. In Japanese, we issue an average of 120 items a day from China.

We also provide real-time coverage of the Asian equity markets and macro-economic news. We produce locally-sourced financial news emanating from our 11 news bureaus in key financial centers across Asia and Australasia. Our Asia news services comprise an English language news service covering the entire Asia-Pacific Region, a Chinese language news service covering Hong Kong, Taiwan, Malaysia and Singapore, and a Japanese language news service covering China and Hong Kong. Our Asia news services provide news in the following principal areas:

- *Corporate/Equities News.* Daily, in-depth reports and breaking stories on China and Asia's stock markets, listed companies, and companies expected to undertake public offerings in the future.

- *Debt/Foreign Exchange News.* Coverage of government bonds, corporate bonds, inter-bank markets, the banking sector, foreign exchange and derivative markets.

- *Economic/General News.* Coverage of China and Asia's macro-economy and key economic sectors, new and proposed government regulations affecting the financial markets, monetary and fiscal policies, and other events and economic indicators affecting the market environment.

- *Market Analysis.* Real-time analysis of China and Asia's equity and debt markets, listed companies and equity sectors, treasury and corporate bond markets, and foreign exchange and derivative markets.

International. In addition to our China and Asia financial news coverage, we also provide our customers with international financial news and information through our wholly-owned subsidiary, MNI. MNI offers a real-time electronic newswire on global capital markets, with special focus on the global fixed income and foreign exchange markets. MNI provides accurate, real-time worldwide news on monetary and fiscal policy, budget and tax legislation, economic indicators and forecasts, and financial market activities that impact the fixed income and foreign exchange markets.

MNI is a fully accredited news agency whose press credentials are accepted by major international government departments and supranational organizations, including the White House, both houses of the U.S. Congress, the World Bank and the International Monetary Fund.

MNI's products are developed for traders, brokers, salespeople, money managers, economists and analysts who rely on fast-breaking headlines, vital supporting stories, perspectives on longer term trends and comprehensive economic data to establish and maintain an advantage in the capital markets. Its focused, in-depth reporting reaches a worldwide client base of foreign exchange and treasury trading operations of the major U.S., European and Japanese commercial banks, primary dealers of U.S. government securities, various central banks, and government agencies in G7 countries.

Analytic Reports
Our in-depth analytic reports help investors better understand how movements in the fixed income and foreign markets, global economy, and government policy and legislation affect investment decisions and the global financial markets. Our reports are produced by fixed income and foreign exchange experts, economic analysts and policy analysts around the world.

Fixed Income and Foreign Exchange. We cover the global fixed-income and foreign exchange markets through our wholly-owned subsidiaries MNI and SMRA. MNI provides focused reports that complement its news services and

offer additional insight and intelligence related to the global fixed-income and foreign exchange markets.

In correlation with MNI, SMRA tracks events influencing regional markets, providing current economic analysis of selected countries and regions as well as fixed income research. SMRA is known for its analysis on economic indicators such as labor statistics, unemployment figures and GDP trends. SMRA's strategic research is provided through its specialized staff of economists and analysts worldwide and addresses spread relationships between markets and between market sectors such as U.S. corporates, mortgages, money markets and agencies. Through intraday, daily, and weekly commentaries, SMRA provides current analysis on economic, market, and policy issues, as well as market snapshots, market summaries, event calendars, and economic data libraries.

Government and Fiscal Policy. Through our wholly-owned subsidiaries G7 Group and Washington Analysis, we provide concise, in-depth analysis on government and fiscal policy to enable investors to better understand the effects of such policies on the global economy and financial markets.

G7 Group is a research and advisory firm that analyzes the effects of currency and interest rate movements, monetary and fiscal policy, and foreign and U.S. legislation. G7 Group has a team of Washington D.C.-based policy and economic analysts and a network of advisors made up of former high-level policymakers from G7 nations and certain emerging market nations. They provide crucial information about policy changes at institutions such as the U.S. Federal Reserve, U.S. Treasury Department, U.S. Congress, U.S. White House, the European Central Bank, the Bank of Japan and other policy-making bodies. G7 Group produces the G7 Daily Briefing each business day. G7 Group provides its clients direct interaction with its analysts and network of advisors. G7 Group clients can also gain exposure to global policy-makers through its series of policy maker conference calls and private meetings.

Washington Analysis is an economic and political advisory firm. With over 100 institutional clients, Washington Analysis helps investors to understand events in Washington D.C. that have market relevance. Washington Analysis covers events in specific sectors including healthcare, defense, telecom, the Fed, Treasury and the White House. Because regulatory and legislative developments have a direct impact on the securities markets, Washington Analysis is a critical resource for investors. Washington Analysis is a registered broker dealer and its senior analysts and sales personnel have extensive contacts and experience in Washington.

Competition

Competition for our financial news products is principally based on compliance with international standard of journalism, depth of coverage, local perspective and language capability. Another competitive factor is the speed with which key stories are delivered to the market. Our primary competitors in this business include both international and local news providers covering the same regions and topics. Competition for our analytic products is based on access to proprietary information and niche expertise in areas covered. Primary competitors include other analysis vendors who publish reports.

(4) Investor Relations

Outline

Our investor relations services assist companies in and out of China in reaching their target audiences and connecting with potential and existing customers. We distribute corporate announcements and assist our customers in tailoring their investor/public relations strategies. Our corporate announcement service is provided by Xinhua PR Newswire, which has established a media network of over 4,000outlets and continually promotes corporate governance and disclosure to China's business communities. We also offer our professional investor/public relations services Taylor Raffery and Fortune China. Taylor Rafferty specializes in global investor relations and cross border financial communications, and has more than 20 years of specialized capital markets experience and over 70 professionals in New York, London and Tokyo. Taylor Rafferty serves more than 60 global clients worldwide. Through our Fortune China services, we have established contacts for our clients throughout China and increased our customers' abilities to communicate the value of their businesses in China and internationally. Our corporate announcement customers span various industries and include companies interested in distributing their corporate announcements in China and worldwide. We charge fees for providing production, translation, and distribution of press releases.

Our professional services customers include China-based and international companies seeking increased visibility and additional client contacts. We charge monthly retainer fees for our advice, per-project fees and fees for successful customer introductions.

The following shows the business flowchart for our investor relations services:


XINHUA FINANCE
SERVICE CLIENTS:
• Corporations
• Government organizations
• Public institutions
• Business and professional associations
• Stock exchanges
• Educational organizations
Provide IR/PR solutions
INVESTOR RELATIONS
PROCESS:
• Receive client requests
• Analyze request
• Prepare press release, event, project, etc.
• Approval by editor/manager
• Fulfill request through media/ business network
• Consulting
• Training
PRODUCTS:
Corporate Announcements
Professional Services
Corporate announcement distribution only
Global media/business network:
• Media outlets (access 4,000 in China, over 20,000 international)
• News agencies, newswires, and news websites
• Broadcast media (TV/radio)
• News and information officers and journalist network

Note 1: Our corporate announcement services enable customers to distribute their corporate announcements in China and internationally. Our investor/public relations professional services assist China-based and international companies seeking increased visibility and additional client contacts through on-going investor relations advice, media strategy, press monitoring and similar activities, and events organization, such as for investor and shareholder meetings.

Note 2 Corporate announcements/press release articles are distributed to over 4,000 China and over 20,000 international media companies and organizations through our proprietary network. The information is provided without any charge to the media companies in order to promote wider distribution of the corporate announcements/press releases.

Note 3: Xinhua PR Newswire's services are marketed to corporations and investor/public relations firms. Xinhua PR Newswire also provides training seminars to educate the market on the importance of investor relations and encourage subsequent use of its services. Our investor/public relations services are marketed to companies and businesses that require increased and ongoing visibility in their markets and the business and investment community in China and overseas.

Note 4: For our corporate announcement services, our China-based customers are charged on a monthly, quarterly, annual or per announcement basis and our other customers are charged on a per announcement basis. For our investor/public relations services, we charge monthly retainer fees and per-project fees. We also charge fees for successful customer introductions.

Note 5: Xinhua PR Newswire is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire has a network of over 4,000 media outlets in China and accesses the international market through PR Newswire's global network of over 20,000 media outlets.

Brief description of services

Corporate Announcements. Our corporate announcement services are provided through Xinhua PR Newswire, which is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire delivers company news and event announcements for organizations and companies in China and throughout Asia. These announcements are disseminated to individual and institutional investors, journalists and the general public. Xinhua PR Newswire assists executives of Chinese companies to provide financial disclosure and transparency according to the methodologies generally used in international markets.

Xinhua PR Newswire has a network of more than 4,000 media outlets in China. Xinhua PR Newswire is also able to post information on China's top online media sites, allowing site visitors to easily access the full text of our customers' press releases and announcements. Our media relations program targets not only a broad range of publications but also media for specific market segments when distributing our customers' news and announcements. In addition to China, Xinhua PR Newswire's distribution services reach the global financial media community through an extensive network of over 20,000 media outlets in approximately 135 countries. This is made possible through Xinhua Finance's relationship with PR Newswire, as well as co-operation with national and commercial news agencies worldwide.

Our corporate announcement services provide the following:

- translation services
- news release production services
- user tracking reports
- monitored reporting on press releases/announcements and print media/online mentions, and
- networking services between news and information officers and public relations professionals

We offer tailored services for journalists, such as customized emails, photo archives, access to our exclusive information website, and networking services between news and information officers and journalists.

Professional Services. Our professional investor/public relations services are offered through Taylor Rafferty and Fortune China. Taylor Rafferty assists clients in determining their investor relations and capital markets goals and develops and implements investor relations initiatives to achieve them. Taylor Rafferty has also developed proven practices to advance investment profiles of our clients through global financial media. We have also assisted companies and their investment banking advisors during the initial public offering process and prepare issuers for their impending public company status. Thereafter, we assist on an ongoing basis to increase investment interest and the issuer's investment profile.

Fortune China tailors investor and public relations strategies for customers penetrating or expanding in the China market. Among other services, Fortune China provides our customers with on-going investor and public relations advice and press monitoring. They also assist in organizing events such as investor and shareholder meetings, product launches, and press conferences.

We assist clients in forming relationships with potential business partners and customers in China. China's business community relies on the appropriate contacts, relationships and networks that may be difficult to establish for companies outside of China or companies just entering the China market. Our extensive network within the business and financial communities are a valuable resource for our clients to increase their own visibility.

Competition

Xinhua PR Newswire competes principally on the basis of the quality and reach of its distribution network, local partnerships in China and media placement capabilities. There is limited competition for our corporate announcement services since we are uniquely positioned with our network of more than 4,000 media outlets in China. Our professional services compete principally on the basis of quality of service, media relations, investor/public relations expertise and an established client base. Primary competitors in this business consist of other investor relations and public relations firms operating in the China market and internationally.

4. Related Companies (as of the date of filing)

(1) Parent Company

The Company has no parent company.

(2) Subsidiaries and Affiliates

The following table sets forth certain information on the Company's direct or indirect subsidiaries and affiliates (except dormant companies) as of the date of filing.

Company Name	Address	Principal Activities*	% Shares / Equity Held	Total Share Capital	Relationship with Company
AFX-Asia Pte Limited#	10 Hoe Chiang Road, #07-04 Keppel Towers, Singapore 089315	Provision of financial news and analysis	100% (100%)	S$25,700,000.00	Providing news and analysis; 1 common director
Beijing Century Media Culture Co., Ltd.	18-338 Jian She Lu, Kai Xuan Street, Liang Village, Fang Shan District, Beijing, PRC	Provision of consulting and coordination services for media programs and distribution of content to various media in China	100% (100%)	RMB1,000,000.00	Provision of consulting and coordination services for media programs and distribution of content to various media in China
Beijing Golden Ways Culture Development Co., Ltd.	Room 501 B1, Da Tun Lu, Huizhong Bei Li, Chaoyang District, Beijing, PRC	Organise culture activities and exhibitions	90% (90%)	RMB300,000.00	Organise cultural activities and exhibitions
Beijing Workshop Communications Co., Ltd.	105 Industrial Zone, Yan Cun Village, Fang Shan District, Beijing, PRC	Provision of television post-production and consulting services	90% (90%)	RMB1,000,000.00	Provision of television post-production and consulting services
China Finance Limited	8th Floor, No. 117 Min Sheng East Road, Section 3, Taipei, Taiwan	Provision of financial information products	100% (100%)	NTD1,000,000.00	Providing financial information products
China Financial News Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Investment holding	100% (100%)	US$1.00	Holding company of China Finance Network Limited
EconWorld Media Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	Publishing and sale of books and magazines and sale of advertising	60%	HK$3,500.00	Publishing and sale of books and magazines and sale of advertising; 1 common director

EconWorld Publishing Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	Publishing and sale of books and magazines and sale of advertising	60% (60%)	HK$1,000.00	Publishing and sale of books and magazines and sale of advertising
EconWorld (Shanghai) Co. Ltd.	Room 710-718, JinDu Building, 277 WuXing Road, Shanghai 200030, China	Provision of business advisory, market research and corporate image planning	60% (60%)	HK$140,000.00	Provision of business advisory, market research and corporate image planning
Financial World (Shanghai) Co. Ltd. #	Room 710-718, JinDu Building, 277 WuXing Road, Shanghai 200030, China	Provision of business advisory and corporate management advisory	60% (60%)	US$210,000.00	Provision of business advisory and corporate management advisory
Ford Investor Services, Inc.	11722 Sorrento Valley Road, Suite 1, San Diego, California 92121 USA	Provision of equity research	100% (100%)	US$30,000	Providing corporate data products
Fortune China Public Relations Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Investor and public relations firm	100% (100%)	HK$1,000,000.00	Providing investor relation services; 1 common director
FTSE/Xinhua Index Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Provision of index related products and services	50% (50%)	HK$10,000.00	Providing Chinese stock indices; 1 common director
G-7 Group, Inc.	444 Madison Avenue, Suite 704, New York, NY 10022, USA	Provision of economic and policy analysis	100%	US$1.00	Provision of analytic reports; 1 common director
Highasia Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Investment holding	60% (60%)	US$150,000.00	Holding company of Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd.
Market News International Inc. #	40 Fulton Street Floor 5 New York, New York, 10038, USA	Provision of financial news and analysis	100%	US$97,276.50	Providing news and analysis; 1 common director
Market News Service (International) Inc.	CSC Services of Nevada, Inc., 502 East John Street, Carson City, NV 89706, USA	Provision of financial news and analysis	100% (100%)	US$100.00	Provides news and analysis
Mergent, Inc. #	5250 77 Center Drive, Suite 150, Charlotte, North Carolina 28217, U.S.A.	Provision of corporate and financial information and data	100% (100%)	US$1.00	Providing corporate data products; 1 common director

Mergent Japan K.K.#	Shinjuku Park Tower 30F, 3-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1030, Japan	Provision of corporate and financial information and data	100% (100%)	JPY20,000,000.00	Marketing and sales office for corporate data products in Japan
Mergent Pricing & Evaluation Services, Inc.	615 South DuPont Highway, Dover, Delaware 19901, County of Kent, USA	Provider of pricing and evaluations data and services for US corporate bonds and US municipal bonds	100% (100%)	US$10.00	Provider of pricing and evaluations data and services for US corporate bonds and US municipal bonds
Mergent (UK) Limited	CBX2, Midsummer West, 382-390 Midsummer Boulevard, Milton Keynes MK9 2RG, United Kingdom	Redistributor and sales agent of all Mergent's products in Europe	100% (100%)	£1,000.00	Redistributor and sales agent of all Mergent's products in Europe
Money Journal Advertising Company Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	Advertising agency	60% (60%)	HK$10,000.00	Advertising agency
Money Journal Publication Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	Publishing and sale of books and magazines and sale of advertising	60% (60%)	HK$10.00	Publishing and sale of books and magazines and sale of advertising
Shanghai Far East Credit Rating Co., Ltd.#	No. 7, Lane 622, Middle Huaihai Road, Shanghai, PRC	Local ratings provider	50% (50%)	RMB30,000,000.00	Local ratings provider
Shanghai Huacai Investment Advisory Company Limited#	Room 3, 697 Wu Yi Lu, Chang Ning District, Shanghai, PRC	Investment advisory	100% (100%)	US$7,500,000.00	Investment advisory
Shanghai Pobo Data and Information Network Consulting Co. Ltd.	Room 415-418, No.98, Lane 91 Eshan Road, Pudong New District, Shanghai, PRC	Service for computer software, network engineering & system integration services	60% (60%)	RMB1,000,000.00	Service for computer software, network engineering & system integration services
SMRA International, Inc.	518 Business Park Drive, Suite 210, Bldg. 101, Skillman, NJ 08558, USA	Operating company for international branch offices of SMRA	100% (100%)	US$1.00	Provision of analytic reports; 1 common director
Stone & McCarthy Research Associates, Inc.	101 Business Park Drive, Princeton, NJ 08558, USA	Provision of economic and fixed income research and analysis	100%	US$181.82	Provision of analytic reports; 1 common director

Taylor Rafferty Associates, Inc.	205 Lexington Avenue, New York, NY 10016, USA	Investor relations and cross border financial communications advisor	100%	US$1.00	Investor relations and cross border financial communications advisor; 2 common directors
Taylor Rafferty Associates Limited	2 Throgmorton Avenue, 1st Floor, London EC2N 2DG, United Kingdom	Investor relations and cross border financial communications advisor	100% (100%)	£2.00	Investor relations and cross border financial communications advisor
Taylor Rafferty KK	3/F Atagoyama Bengoshi Building, 1-6-7 Atago, Minato-ku, Tokyo 105-0002 Japan	Investor relations and cross border financial communications advisor	100% (100%)	JPY 10 million	Investor relations and cross border financial communications advisor
Tesserae Capital Advisors, LLC	c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808	Licensed investment advisory firm	88% (88%)	Nil	Licensed investment advisory firm
Washington Analysis Corporation	1120 Connecticut Avenue Northwest, Suite 400, Washington, DC 20036, USA	Economic and political advisory firm	100%	US$10.00	Economic and political advisory firm; 1 common director
Xinhua Finance Japan Limited#	5/F Kioicho Building, 3-12 Kioicho, Chiyoda-ku, Tokyo, Japan	Provision of financial information products	100% (100%)	JPY119,000,000.00	Marketing and sales office for our products in Japan; 2 common directors
Xinhua Finance Media Limited	Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies	Holding company of media service line	100%	US$1.00	Holding company of media service line; 1 common director
Xinhua Financial Network Limited#	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Provision of financial information products	100%	HK$1,464,766.66	Head office function of the Group; 2 common directors
Xinhua Financial Network (Beijing) Limited	Room 701, Kun Tai International Mansion, 12B Chao Wai Street, Chaoyang District, Beijing, China 100020	Provision of financial information products	100% (100%)	US$150,000.00	Marketing and sales office for our products in Beijing

Xinhua Financial Network Korea Company Limited#	5/F, 51, 1-Ga, Phil-Dong, Jung-Gu, Seoul, 100-728, Korea	Provision of financial information products	100% (100%)	KRW300,000,000.00	Marketing and sales office for our products in Korea
Xinhua Financial Network (Shanghai) Limited#	Unit 3905-3909, 1 Grand Gateway, 1 Hongqiao Road, Shanghai, PRC 200030	Provision of financial information products	100% (100%)	US$350,000.00	Marketing and sales office for our products in Shanghai; 1 common director
Xinhua Mergent Holdings Limited	Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies	Holding company of Mergent Inc.	100%	US$50,000.00	Holding company of Mergent Inc.; 1 common director
Xinhua Investment Group Hong Kong Limited#	Room 1403 Bonham Trade Centre, 50 Bonham Strand East, Hong Kong	Provision of financial and analysis	100% (100%)	HK$3,000,000.00	Providing investment advisory services; 1 common director
Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd.	Room 701, Kun Tai International Mansion, 12B ChaoWai St., Chaoyang District, Beijing, PRC	Public relations consulting	60% (60%)	US$150,000.00	Public relations consulting

Note: (1) The Company has four other subsidiaries in addition to those listed above that have been omitted because they are dormant.
(2) Numbers in brackets indicate percentage of equity held indirectly by the Company.
(3) Equity interests in Beijing Century Media Culture Co., Ltd. Shanghai Far East Credit Rating Co., Ltd. and Shanghai Pobo Data and Information Network Consulting Co. Ltd are held through nominees as described in the "History" section of "3. Nature of Business".
(4) Subsidiaries and affiliates marked # are specified subsidiaries.
(5) The revenues of XFN, Mergent and MNI are more than 10% of the consolidated revenue of the Group.

	XFN	MNI	Mergent
①Revenue	7,851	5,972	18,430
	(908,753)	(691,259)	(2,133,273)
②Ordinary income (loss)	4,039	△1,393	△1,306
	(467,514)	(△161,240)	(△151,170)
③Net income (loss)	3,860	△1,286	△1,310
	(446,795)	(△148,855)	(△151,633)
④Net assets	28,217	891	9,142
	(3,266,118)	(103,133)	(1,058,187)
⑤Total assets	50,216	3,199	34,049
	(5,812,502)	(370,284)	(3,941,172)

(3) Condition of Equity Method Affiliates

Not applicable.

(4) Other Condition of Affiliates

Not applicable.

5. Employees

(1) The Group:

As of September 30, 2005, the Group employed 815 persons. The number of employees by geographical region is shown in the table below:

	Headcount
CHINA	278
EUROPE	38
HONG KONG	67
JAPAN	19
AUSTRALIA	7
REST OF ASIA	36
TAIWAN	11
USA	359
TOTAL	**815**

Note: The increase of the headcount during this Semi-annual fiscal year was due mainly to the acquisitions of EconWorld, Taylor Rafferty, Washington Analysis, Beijing Century Media Culture, and Shanghai Pobo Data and Information.

(2) The Company:

As of September 30, 2005, the Company employed 5 persons.

Number of Employees	5
Average Age	43
Average Service Years	3
Average Salary (per person)	US$27,900 per month

(3) Labor Union etc.

There are no union agreements or collective bargaining agreements with employees of the Group, and there are no material disputes, complaints, investigations and proceedings on matters relating to employment.

III. CONDITION OF BUSINESS OF THE GROUP

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. Unless otherwise indicated, our financial statements and discussion and analysis provided below have been prepared in accordance with Japanese GAAP. This discussion and analysis contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under "Risks related to Business etc."

1. Summary of Results of Operations, etc.

Please refer to "7. Analysis of Financial Condition and Results of Operations."

Turnover by Geography

Certain information regarding the geographic breakdown of our turnover, determined on the basis of the billing addresses of our customers, is set forth below.

	Fiscal Year Ended December 31, 2004		
	(thousands)		*% of total*
Asia	US$19,105	¥2,211,353	32.0
United States	36,172	4,186,899	60.6
Japan	3,672	424,979	6.2
Others	741	85,766	1.2
Total	US$59,689	¥6,908,998	100.0%

	Fiscal Period Ended June 30, 2004		
	(thousands)		*% of total*
Asia	US$9,528	¥1,102,816	53.3
United States	7,217	835,406	40.3
Japan	872	100,955	4.9
Others	268	31,067	1.5
Total	US$17,885	¥2,070,244	100.0%

	Fiscal Period Ended June 30, 2005		
	(thousands)		*% of total*
Asia	US$13,223	¥1,530,539	28.4
United States	30,386	3,517,135	65.3
Japan	2,627	304,130	5.7
Others	264	30,596	0.6
Total	US$46,500	¥5,382,400	100.0%

Cashflow Analysis for Fiscal Year Ended December 31, 2004

Operating Activities

Net cash used in operating activities amounted to US$1,915 thousand (¥221,631 thousand) for the twelve months ended December 31, 2004. This was due to an increase in working capital needs, primarily due to increased sales generating higher receivables as we have rapidly expanded our business.

Investing Activities

Net cash used in investing activities amounted to US$54,595 thousand (¥6,319,408 thousand) for the twelve months ended December 31, 2004. Cashflow used in investing activities was mainly composed of capital expenditures and cash used for strategic acquisitions as described below:

Capital Expenditures. Our capital expenditure needs are primarily the purchase of computer equipment for data storage, networking purposes and delivery of information to clients. Total capital expenditures were US$1,353 thousand (¥156,614 thousand) for the twelve months ended December 31, 2004.

Strategic Acquisitions. US$49,222 thousand (¥5,697,452 thousand) cash was applied to payment terms for strategic acquisitions such as Mergent, MNI, SMRA and G7 and US $3,725 thousand (¥431,190 thousand) was applied to the acquisition of Iverson. These amounts are in addition to non-cash consideration in promissory notes and stock.

Financing Activities

Net cash from financing activities amounted to US$78,387 thousand (¥9,073,348 thousand) for the twelve months ended December 31, 2004.

Our primary sources of liquidity for the twelve months of 2004 continued to be proceeds from our fundraising exercises, including private placements of shares to strategic and financial investors worldwide, which raised approximately US$48,627 thousand (¥5,628,575 thousand) in net proceeds after expenses, and our initial public offering in the Tokyo Stock Exchange, which raised approximately US$31,217 thousand (¥3,613,368 thousand) in net proceeds after expenses.

Cash Balance

Ending cash balance was US$40,089 thousand (¥4,640,272 thousand) and beginning cash balance was US$18,142 thousand (¥2,099,950 thousand) in fiscal year 2004, representing an increase of US$21,947 thousand (¥2,540,322 thousand) arising mainly from the activities described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

Cashflow Analysis for Fiscal Period ended June 30, 2005

Operating Activities

Net cash used in operating activities amounted to US$5,093 thousand (¥589,538 thousand) for the six months ended June 30, 2005 versus US$2,840 thousand (¥328,768 thousand) for the six months ended June 30, 2004. This was due to an increase in working capital needs from the rapid expansion of our business.

Investing Activities

Net cash used in investing activities amounted to US$28,910 thousand (¥3,346,359 thousand) for the six months ended June 30, 2005 versus US$25,893 thousand (¥2,997,076 thousand) for the six months ended June 30, 2004, mainly consisting of capital expenditures and cash used for strategic acquisitions.

Financing Activities

Cashflow from financing activities amounted to US$4,765 thousand (¥551,503 thousand) for the six months ended June 30, 2005 versus US$48,076 thousand (¥5,564,839 thousand) for the six months ended June 30, 2004.
This was mainly due to the decrease in equity fundraising after the IPO in October 2004.

Cash Balance

Ending cash balance was US$10,890 thousand (¥1,260,472 thousand) as at June 30, 2005 versus US$43,159 thousand (¥4,995,682 thousand) for the six months ended June 30, 2004, due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

2. Condition of Production, Order Acceptance and Sales

(1) Condition of Production and Order Acceptance:

As we are a services company, this is not applicable.

(2) Condition of Sales:

Please refer to "7. Analysis of Financial Condition and Results of Operations."

3. Issues To Be Resolved

We continue to take steps to resolve the following issues relating to our business:

Growing competition. As China's financial industry continues to be deregulated, more players are likely to participate in the China markets and the competition is expected to intensify.

Mitigating factors:

- *Continue to launch services that bring new standards in the China market.* In order to maintain and increase our competitive edge, we will continue to bring new standards (such as standards of index calculation methodology, ratings calculation methodology, disclosure, and corporate governance) for China's financial markets by adding depth and breadth to our service lines and applying proven technologies and methodologies for the China market.

- *Continue to pursue strategic acquisitions to expand and broaden our service offerings and acquire proven expertise.* We intend to continue pursuing strategic acquisitions that provide us with additional products to bring into China, extend our global distribution capabilities, and gain additional revenue streams from acquired service lines.

Acquisition selection and integration. With acquisition being a key part of our growth strategy, proper selection of appropriate acquisition targets and effective subsequent integration of acquired companies are critical to our success.

Mitigating factors:

- *Careful selection of targets.* We screen potential acquisition targets that fit into our business strategy and conduct due diligence on short-listed candidates to assess the quality of their management.

- *Structure transactions to minimize commercial risks.* In our purchase agreement negotiations, when and where appropriate, we structure transactions in ways that protect the interests of the Company, such as including "earn out" provisions linking the purchase price of the acquired company to its financial performance after the acquisition has occurred.

- *Retain key management members of acquired companies.* In addition to selecting well-managed operations, we further ensure that our acquired companies continue to operate efficiently and effectively by retaining key management members. This method allows us to increase staff stability and client retention, minimize integration risks and ensure management and administrative control.

- *Maintain and develop in-house acquisition and integration efficiency.* Prior to joining the Company, members of our management team have worked with organizations that have conducted acquisitions and have gained relevant experience that is applied to our acquisition strategy.

A strong and stable management team. We require a strong and stable management team for our operations due to the rapidly developing business environment in China and our aggressive growth strategy in China and overseas.

Mitigating factors:

- *Retain and attract a solid management team with international experience.* Our international senior management team includes experienced managers with extensive experience in building businesses in China, Asia and overseas. It is a high priority within the Company to continue to employ skilled and proficient managers.

- *Align interests of our management team and shareholders through a share compensation program.* Under this program, our management team has equity ownership, incentivizing them to perform for the long-term success of the Company.

- *Sign executive contracts with key managers to protect the Company.* Existing key managers and managers from acquired companies are required to sign employment contracts with non-compete, non-disclosure and confidentiality provisions. We will continue to sign such contracts with key managers in the future.

4. Risks Related to Business etc.

Risks Related to the Business

Our limited operating history and successive acquisitions make evaluating our business and prospects difficult.

XFN, our predecessor company, commenced operations in 1999. As a result, we have a limited operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by fast growing companies. These risks include our potential failure to:

- develop new and enhance existing product and services, obtain new clients, and retain existing clients;
- adequately and efficiently operate, upgrade and develop the systems that we use to produce and distribute our products;
- maintain adequate control of our expenses;
- attract and retain qualified personnel; and
- respond to competitive market conditions.

If we do not successfully address any of these risks, our business could be materially adversely affected. Furthermore, the financial statements included in this document may not be representative of our results and may not be a reliable indicator of our future results because of our limited history, rapid expansion and successive acquisitions.

We have sustained net losses in the past and may experience earnings declines or net losses in the future.

We have sustained net losses in the past and we cannot assure you that we can avoid net losses or achieve profitability in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth, strategic acquisitions and revenue trends. We have accounted for a significant amount of goodwill from acquisitions which we amortize over a period not exceeding 20 years in accordance with Japanese GAAP. In addition, share issuance and related costs incurred in connection with our initial public offering and private placements of our shares made after December 31, 2003 are accounted for as an expense under Japanese GAAP in the current fiscal year. As a result, we incurred a substantial net loss for the year ended December 31, 2004 and may incur net losses in the future. For a detailed discussion, please refer to "7. Analysis of Financial Condition and Results of Operations." Furthermore, any additional acquisitions giving rise to increased goodwill or any decrease or delay in generating additional sales volume and revenue or in successful integration of acquired companies could result in substantial operating and net losses in future periods.

If we are unable to maintain and properly manage existing partnerships and joint ventures, our business may suffer.

Some of our products, knowledge and brand names depend on our strategic partnerships and joint ventures. If relationships with such partners, the operations of such partners or the operations of such joint ventures suffer serious setbacks, our ability to offer key products and to keep and attract clients may be adversely affected. We cannot assure you that our joint venture partners will always be committed to our business.

Recent and future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. We have recently completed a number of acquisitions and if we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management's attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may not be able to achieve the benefits we expect from recent and future acquisitions.

Strategic acquisitions are a key part of our overall growth strategy. Historically we have made acquisitions that were critical in providing us with product suites, customer base, market access, and our talent pool. The integration of such acquired companies requires a great deal of management attention, dedicated staff efforts and skillful leadership. A successful integration process is key to realize the benefits of an acquisition. Although we have established an integration committee to oversee the integration process, if we encounter difficulty integrating our recent and future acquisitions, our business will be adversely affected. In addition, we cannot assure you that the revenue and cost synergies that we expect to achieve from our acquisitions will materialize. On November 24, 2005, Xinhua Finance Limited signed and entered into a conditional agreement to acquire all of the outstanding shares of Ming Shing International Ltd with its shareholders. As completion of the acquisition is subject to due diligence and execution of final documentation, there is a risk that the acquisition will not complete. This may adversely impact on our ability to develop our media expansion strategy in the PRC. Even if the Company completes the acquisition, there is no assurance that the acquisition will result in the expected growth or development and the Company may have significant loss caused in relation to the acquisition due to the risk factors described above or others.

We rely on our competitors to provide redistribution for certain of our products and services.

We rely on a number of on-line third party networks to redistribute certain of our products and services to end users. Many of the owners and operators of those third party networks also compete with us in one or more of our principal business areas. If one or more of those firms refuses to continue to redistribute those products and services in the future, or makes the terms of doing so more onerous, we may not be able to distribute our services effectively, which could harm our business.

We rely on services from third parties to carry out our business and to deliver our products and services to customers, and if there is any interruption or deterioration in the quality of these products services, our customers may not continue using our products.

We rely on certain third-party computer systems to deliver our products and services. If our third party providers fail to perform their required services in a timely manner to our clients, our products and services will not be delivered to the requirements of our clients and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If we fail to maintain and further develop our ability to provide and innovate products and services, we may not be able to maintain our growth in revenue.

The financial services and media industry is highly dynamic and a company like ours needs to provide timely and relevant content and analysis to serve a highly demanding customer base that relies on products and services like ours to make investment decisions. If we fail to maintain such ability or fail to continue to innovate and keep up with the changing needs of our customers, we may suffer a decline in our revenue and profitability.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other global financial information and analysis providers. Although we believe that we have a stronger market position and better expertise in the China market, many of our competitors have a longer operating history, larger product suites, greater capital resources and broader international recognition. Given the recent growth in the China market, we expect most of these companies to increase their focus in this region and that competition in our business areas is likely to intensify. We cannot assure you that we will be able to successfully compete against new or existing competitors.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our content, domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection, copyright and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective as in other countries, such as Japan, the United States or elsewhere. Policing unauthorized use of proprietary technology and information is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology and information. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to resort to litigation to enforce our intellectual property rights. Litigation relating to our intellectual property

might result in substantial costs and diversion of resources and management attention.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly Fredy Bush, Jae Lie and Gordon Lau, who are the Chief Executive Officer, President of Asia and the Chief Financial Officer, respectively, of our company. We rely on their expertise in business operations, finance and financial information and the media industry and on their relationships with our shareholders, strategic partners, and regulators. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train personnel.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose clients and strategic partners. Each of our executive officers has entered into an employment agreement with us which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you that these agreements would be enforced effectively.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

We expect to need to hire additional employees, including editorial personnel to maintain and expand our news production effort, analysts to provide more in-depth analysis, information technology and engineering personnel to maintain and expand our delivery platform, marketing personnel to sell our products, and administrative staff to support our operations. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas or retain our existing employees due to our failure to provide them with adequate incentives or otherwise users of our products and services may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown very quickly in its few years of operation. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, significant demands on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to litigation for information provided in our products and services, which may be time-consuming and costly to defend.

Our products and services contain information such as news of events, quotes of securities prices and analytical reports and ratings on companies. It is possible that if any information contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management's attention and resources.

The values of certain of our assets may be impaired to amounts less than we have accounted for in our financial statements.

Certain of our assets such as goodwill, intangibles and securities assets on our financial statements are subject to periodic impairment and valuation tests. Should they be determined to be worth less than their carrying value during

such tests, their value would be written down and our financial results could be adversely affected.

Restrictions or limitations on the ability of our subsidiaries to pay dividends to us would reduce the funds available to pay dividends to our shareholders.

We are a holding company with no significant assets other than our equity interests in our wholly-owned operating companies and affiliated entities. As a result, we rely on payments of dividends and consulting and other fees from our subsidiaries to make dividend payments to our shareholders. If our subsidiaries were to incur debt in the future, the agreements governing the debt may contain provisions restricting their ability to make dividend or other payments to us. Regulatory requirements in the jurisdiction of incorporation of our subsidiaries may also restrict or limit their ability to make payments to us. For a discussion of the regulatory requirements governing our subsidiaries in China, please see "Risks Related to Doing Business in China—Payments from China are subject to restrictions and controls."

We have not declared or paid dividends before and we are not likely to declare or pay dividends in the near future.

Currently, in order to maintain and increase the Company's leadership in its business sector and maximize the value of the Company, the Company considers funding the expansion of its business through reinvestment of profits to be paramount to the distribution of dividends and accordingly is not likely to declare or pay dividends in the near future.

Risks Related to Doing Business in China

We are an international company with offices around the world. We have focused a significant part of our business in China and, as such, are subject to certain risks which are particular to China. The more significant of these risks are described below.

Restrictions on the development and growth of Chinese financial markets may hamper our growth.

A large part of our business is conducted in China. China has liberalized its laws on foreign and domestic investments including promulgating regulations permitting qualified foreign institutional investors to invest in Chinese listed companies. We expect that demand for our products would generally increase as the markets are liberalized. Restrictions imposed on the Chinese markets which have the effect of restricting its growth and development may have an adverse effect on the continued growth of our business in China.

As we operate in highly regulated industries, being media and financial markets, we are subject to changes in government policies and regulation. While China has deregulated these industries in the past few years, this trend may change and we may be operating in a more restricted environment. This may also have a negative impact on our business in China.

More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected. Such deterioration may be caused by numerous factors including natural disasters, terrorism, domestic and international political issues, market downturns, or changes in government policies.

Uncertainties exist with respect to Chinese laws and regulations and their interpretation and administration.

Chinese laws relating to foreign investments, media and financial markets are relatively new compared with those in more mature markets. New laws and regulations continue to be promulgated. We believe our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly owned subsidiaries, our affiliated Chinese entities and their shareholders, our business operations as described in this document and the approvals and licenses to carry them out are in compliance with all existing Chinese laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation, application and administration of current Chinese laws and regulations and the impact of any new laws and regulations is unknown. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to our belief.

Payments from China are subject to restrictions and controls.

We are a holding company incorporated in the Cayman Islands with operations in China. Dividends and other payments from our subsidiaries and other entities in China needs to be remitted outside of China to fund operations and expenses outside China as well as dividend payments to our shareholders. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese

accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Failure to receive the full amount of dividends from our subsidiaries in China and affiliated Chinese entities may adversely affect the financial condition of our overall operations and our ability to pay dividends to our shareholders.

The remittance of funds out of China as well as the exchange rate of the RMB to other currencies are highly regulated. Changes to the exchange rate regime as well as the regulations affecting the remittance of funds out of China may have an adverse impact on our ability to fund our expenses outside of China or to issue dividends to our shareholders. Furthermore, any change in the exchange rates between the RMB and other currencies may also have an impact on the amount of proceeds in other currencies we receive from China and, ultimately, the value of your investment. The value of your investment in our shares will also be affected by the foreign exchange rate between the Japanese yen and other currencies.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Third party facts and statistics included in this document may be inaccurate.

Third party facts and statistics in this document, including those relating to the Chinese financial services and media industry and economy, are derived from various government and institute research publications and news articles. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by us. Due to possibly flawed or ineffective collection methods used by third parties, the statistics in this document may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon.

Risks Related to the Shares

You may face difficulties in protecting your interests under the legal systems, and your ability to protect your rights through the Japanese courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and the Cayman Islands law. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Japan. In particular, Cayman Islands law provides significantly less protection to investors than Japanese law. Therefore, under the legal systems, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in Japan, the United States or elsewhere. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before Japanese courts.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a portion of our operations in China and because the majority of our directors and officers reside outside of Japan.

We are incorporated in the Cayman Islands, and we conduct a portion of our operations in China through our wholly-owned subsidiaries and an affiliate in China. Most of our directors and officers reside outside of Japan and substantially all of the assets of those persons are located outside of Japan. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information, please refer to the relevant laws of the Cayman Islands and China.

Future issuances of our shares at below-market prices may adversely affect the market price of our shares.

Neither the laws of the Cayman Islands nor our articles of incorporation require shareholders' approval for issues of new shares at below-market prices. The market price of our shares may be adversely affected due to dilution if our management decides to issue large number of shares at below-market prices for the purpose of corporate acquisition or other business purposes.

We and our shareholders may not be able to obtain compensation for damages caused by the acts done, concurred in or omitted in or about the execution of the duties of directors, officers, auditors, etc.

In accordance with our Memorandum and Articles of Association, our directors, officers, auditors, etc. are indemnified and secured harmless out of our assets and profits against all actions, costs, damages, etc. sustained or incurred by reason of any act done, concurred in or omitted in or from the execution of their duty, or supposed duty, unless such actions, costs, damages, etc. are a result of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. Further, also in accordance with our Memorandum and Articles of Association, our shareholders may not claim or take action against our directors on account of any action taken by such director or the failure of such director to take any action in the performance of his duties unless such claim or action is made or taken in respect of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. As a result, we and our shareholders may not be able to obtain adequate compensation for damages caused by the acts done, concurred in or omitted in or from the execution of the duties of directors, officers, auditors, etc.

5. Material Contracts Relating to Business

XINHUA NEWS AGENCY ("XNA")

XFN and CEIS entered into a Content License Agreement Supplement to the Exclusive Broadcasting Agreement dated December 15, 2001, pursuant to which CEIS granted to XFN and its affiliates an exclusive license (worldwide excluding China), and a non-exclusive license (in China), to be the only party other than CEIS to distribute its real time newsfeeds, as well as the right to use the word "Xinhua" for XFN and its affiliates world wide. The agreement is effective for 20 years from May 18, 2000 and renewable for an additional term of 10 years at XFN's option on terms to be agreed between the parties.

Xinhua Development Holdings Limited holds its shares in the Company for and on behalf of China Media Development Shenzhen Incorporation, a company wholly-owned by Xinhua News Agency. Xinhua News Agency has not reviewed this document nor has it expressed any opinion as to the merits of the allotment. Investors should not view or rely on Xinhua News Agency's relation with the Company as a guarantee of the performance of the Company or of the success of the allotment, as Xinhua News Agency will not provide any guarantee for any liabilities or obligations of the Group. Notwithstanding that major news organizations have on occasion published articles describing the Company as controlled by Xinhua News Agency, the Company is and operates as an independent entity, and other than described in this document, Xinhua News Agency and its affiliates have no role in its management, operations or the success of its allotment.

FTSE/XINHUA INDEX LIMITED ("XFI")

XFN, FTSE International Limited and XFI entered into a Shareholders' Agreement dated March 21, 2001 relating to the governance of, and the rights and obligations of XFN and FTSE International Limited and their relationship as shareholders of, XFI. The agreement is effective for a period of five years and, thereafter shall continue subject to the right of either shareholder to terminate the agreement by 12 months' prior written notice (such notice to expire no earlier than the end of the initial five-year period).

XFN and XFI entered into a Trade Mark License Agreement dated March 21, 2001 pursuant to which XFN grants XFI a non-exclusive license to use the "Xinhua" and "新華" trade marks as part of the name for the indices and data products of XFI and to sub-license such trade marks in connection with any Licensed Securities & Funds and Exchange-sponsored Securities (as defined in the agreement). XFI shall pay royalties to XFN at an agreed rate in respect of licenses for Exchange-sponsored Securities, Licensed Securities and Funds and other use or distribution of the relevant indices during the relevant royalty year. This agreement is effective for five years and, thereafter, shall continue subject to the right of either party to terminate the agreement by 12 months' prior written notice, unless sooner terminated. This agreement automatically terminates upon the termination of the Shareholders Agreement described in the preceding paragraph.

XFN and FTSE entered into a Classification System License Agreement dated November 29, 2001 pursuant to which FTSE granted to XFN a non-exclusive, non-transferable right to use, reproduce, display or refer to the FTSE Global Classification System for specified purposes. The agreement shall be effective for 12 months and automatically renewed for 12 months periods thereafter, unless XFN terminates the agreement by six months' prior notice to take effect at the end of the then current 12-month period. As of this date, calculation of the indices using the Classification System is conducted by FTSE in accordance with the Shareholders' Agreement until XFN assumes responsibility for the calculation at a date to be agreed between XFN and FTSE.

FORD

Mergent entered into a Stock Purchase Agreement on July 30, 2004 with Ford Investor Services, Inc. ("Ford") and its sole shareholder (the "Seller") pursuant to which Mergent purchased all of the outstanding stock of Ford for a cash payment of US$1,500,000 and a note for US$900,000 payable upon the earlier of an initial public offering by the Company and December 31, 2004. This note was paid in full in November 2004. Further consideration of a maximum of US$1,114,000 will be payable to the Seller based upon Ford's financial performance in 2005 and 2006.

SMRA

The Company entered into a Stock Purchase Agreement with Raymond W. Stone and Francis W. McCarthy, Jr. (the

"SMRA Selling Shareholders") dated June 30, 2004 pursuant to which the Company purchased all of the outstanding stock of SMRA with an initial consideration of US$5,000,000 in cash. Subsequent consideration consisting of part cash and part shares in the Company will be paid to the SMRA Selling Shareholders based on SMRA's financial performance in 2004 and 2005 (the "SMRA Subsequent Consideration"). The SMRA Subsequent Consideration will be payable by the Company at the latest October 2006, and shall in no event exceed US$4,000,000.

ECONWORLD

The Company entered into a Subscription Agreement with the shareholders of EconWorld (the "EconWorld Selling Shareholders") and EconWorld on May 26, 2005 ("Subscription Agreement"). Pursuant to the Subscription Agreement, the Company acquired 60% of the total issued share capital of EconWorld at a total subscription price of US$1,500,000. The Company might invest a further US$2,820,000 for one additional share in EconWorld subject to EconWorld's financial performance for the period ended March 31, 2006. In addition, the EconWorld Selling Shareholders have a put option to sell the shares held by them to the Company and the Company has a call option to purchase the shares from the EconWorld Selling Shareholders.

On November 2, 2005, the Company and the EconWorld Selling Shareholders entered into a Supplemental Deed (the "Deed"). Pursuant to the Deed, the put option to sell and the call option to purchase the shares were changed to an obligation to sell and purchase the shares upon EconWorld reaching certain financial targets.

TAYLOR RAFFERTY

The Company entered into an Agreement and Plan of Merger with Taylor Rafferty, the shareholders of Taylor Rafferty (the "Taylor Rafferty Selling Shareholders"), XFL Merger Sub 1, Inc. and XFL Merger Sub 2, Inc., wholly owned subsidiaries of the Company dated June 15, 2005 (the "TR Merger Agreement"). Pursuant to the TR Merger Agreement, XFL Merger Sub1, Inc. merged with and into Taylor Rafferty with XFL Merger Sub 1, Inc. as the surviving entity and then this surviving entity merged with and into XFL Merger Sub 2, Inc. with XFL Merger Sub 2, Inc. as the sole surviving entity thereby effecting the acquisition of Taylor Rafferty by the Company. XFL Merger Sub 2, Inc. subsequently changed its name to Taylor Rafferty Associates, Inc. The Taylor Rafferty Selling Shareholders received, as initial consideration, US$4,586,303 in cash and 4,475 shares (pre-split) in the Company. Subsequent considerations will be determined and paid according to Taylor Rafferty's financial performance in 2006 and 2007.

WASHINGTON ANALYSIS

The Company entered into an Agreement and Plan of Merger with Washington Analysis, the shareholders of Washington Analysis (the "WA Selling Shareholders") and Washington Analysis Corporation, a wholly owned subsidiary of the Company dated July 13, 2005 (the "WA Merger Agreement"). Pursuant to the WA Merger Agreement, Washington Analysis Corporation merged with and into Washington Analysis with Washington Analysis Corporation as the surviving entity thereby effecting the acquisition of Washington Analysis by the Company. The WA Selling Shareholders received, as initial consideration, US$2,000,000 in cash and 798 shares (pre-split) in the Company. Subsequent considerations will be determined and paid according to Washington Analysis's financial performance in 2005, 2006 and 2007.

US$ LOAN FACILITY

The Company entered into a secured three year US$12,000,000 term loan facility agreement with ABN Amro Bank N.V. in September 2004 (the "Loan Agreement"). The amount available under the facility was subsequently increased to a maximum of US$24 million in May 2005. All amounts borrowed under this facility must be repaid by the end of June 2008. Interest on any borrowed amount is payable quarterly at 4.25% above three-month LIBOR. The obligations under this facility are secured by a pledge of all of the shares of Mergent and are guaranteed by XFN, the Company and Mergent.

The Loan Agreement contains provisions which, among other things, require Mergent and its subsidiaries to maintain certain financial ratios and restrict their ability to dispose of assets, grant security interests over assets, pay dividends, make investments and enter into mergers.

JPY LOAN FACILITY

The Company entered into an unsecured JPY 5,000,000,000 loan facility agreement with NIS Securities Co. Ltd. on 20 October, 2005 (the "Bridge Loan Agreement"). The Bridge Loan Agreement will terminate upon the completion of the allotment and all amounts borrowed under the facility are repayable from the proceeds of the allotment.

SHANGHAI POBO DATA AND INFORMATION

The Company entered into a Stock Purchase Agreement in June 2005 with the shareholders of Shanghai Pobo Data and Information Network Consulting Ltd. (the "Sellers") pursuant to which the Company purchased 60% of the outstanding equity of Shanghai Pobo Data and Information for a cash payment of RMB 948,000. Further consideration of a maximum of RMB 5,712,000 will be payable to the Sellers based upon Shanghai Pobo Data and Information's financial performance in 2005 and 2006. Due to PRC foreign ownership restrictions, our equity interests in Shanghai Pobo Data and Information are held through PRC nominees, who hold the equity on behalf of XFN Shanghai. XFN Shanghai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements. The Company has an option to purchase the remaining equity which expires 30 September 2007, for consideration based upon Shanghai Pobo Data and Information's future financial performance.

BEIJING CENTURY MEDIA CULTURE

The Company entered into a Stock Purchase Agreement in September 2005 with the shareholders of Beijing Century Media Culture Co., Ltd. (the "Sellers") pursuant to which the Company purchased 100% of the outstanding equity for a cash payment of USD 3,000,000. Further consideration will be payable to the Sellers based upon Beijing Century Media Culture's financial performance in 2005, 2006 and 2007. Due to PRC foreign ownership restrictions, our equity interests in Beijing Century Media Culture are held through PRC nominees, who hold the equity on behalf of Huacai. Huacai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements.

SHANGHAI FAR EAST CREDIT RATING

In May 2005 we signed a purchase agreement with the shareholders of Shanghai Far East for the purchase of a 50% equity interest. This acquisition was completed in November 2005. Due to PRC foreign ownership restrictions, our equity interests in SFE are held through PRC nominees, who hold the equity on behalf of Huacai. Huacai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements.

ACQUISITION OF MING SHING INTERNATIONAL LTD.

We entered into a conditional agreement on November 24, 2005 with Lu Chin Chien, the shareholder of Ming Shing International Ltd. ("Ming Shing") for the purchase of all of the outstanding shares of Ming Shing. Ming Shing is a company incorporated in the British Virgin Islands which has been established to be the holding company for a number of advertising companies in Hong Kong and in the PRC. The purchase price will be paid in cash and shares of the Company over a period of next three years. There will be an initial cash payment of USD 31 million, followed by further payments based upon Ming Shing's financial performance over the next three years. The Company expects that this acquisition, if completed, will make a contribution to revenue and net income in 2006 in the absence of unforeseen circumstances. Completion of the acquisition is conditional upon completion of due diligence and execution of final documentation, and is expected to take place in January 2006. Please refer to "4 Risks Related to Business etc. - We may not be able to achieve the benefits we expect from recent and future acquisitions. "

6. Research and Development

In the financial services and media industry, research and development efforts are focused on new products development, enhancements to existing products and services, and improvement in distribution mechanisms. We have invested in these areas since the inception of XFN. In our on-going business activities, we have spent substantial resources in research and development efforts and costs associated with such efforts are expensed in the income statement.

In new product developments, our ratings business continues to develop China sector reports applying methodologies used in international markets to the local business realities and practices in China. Also, our news business has begun developing China government and fiscal policy analysis and China newsfeeds targeting clients in the fixed income and forex sectors.

For product/service enhancements, our market indices business has continued to refine and improve its existing indices to cater for specific needs of our clients. Our index committee continues to commission many initiatives to continue improving our index calculation methodology. Our ratings business continues to improve upon its training programs for existing and potential clients. Our investor relations business also continues to hold training seminars and conferences for existing and potential clients.

USD$532,000 was capitalized for research and development costs in year 2004.

7. Analysis of Financial Condition and Results of Operations

Significant Accounting Policies and Management Estimates

The consolidated financial statements of the Company are prepared in accordance with accounting standards generally accepted in Japan. In preparing these consolidated financial statements, the management of the Company makes significant estimates relating to significant accounting policies, such as impairment of securities, useful lives of depreciable assets, and valuation of deferred tax assets, and these estimates are continuously re-evaluated. However, since uncertainties exist in these estimates, actual results might differ from the estimates.

Our Results of Operations

The following table sets forth certain line items of our results of operations under Japanese GAAP for the fiscal year ended December 31, 2004 and fiscal periods ended June 30, 2004 and June 30, 2005.

	Fiscal Year Ended December 31, 2004		Fiscal Period Ended June 30, 2004		Fiscal Period Ended June 30, 2005	
	US$'000	¥'000	US$'000	¥'000	US$'000	¥'000
Turnover	59,689	6,908,998	17,885	2,070,244	46,500	5,382,400
Gross profit	30,406	3,519,443	9,374	1,085,066	24,418	2,826,365
Operating loss	4,134	478,522	1,172	135,676	965	111,684
Ordinary loss	9,100	1,053,325	3,917	453,391	820	94,918
Net loss for the year/period	9,305	1,077,096	4,296	497,209	1,385	160,355
EBITDA*	4,230	489,611	197	22,834	6,223	720,260

*Defined as operating income before depreciation and amortization.

We also prepare financial statements in accordance with IFRS to meet the needs of global investors. Please refer to "Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us". The following table sets forth certain line items of our results of operations under IFRS for the fiscal year ended December 31, 2004 and fiscal periods ending June 30, 2004 and June 30, 2005.

	Fiscal Year Ended December 31, 2004		Fiscal Period Ended June 30, 2004		Fiscal Period Ended June 30, 2005	
	US$'000	¥'000	US$'000	¥'000	US$'000	¥'000
Turnover	59,690	6,909,118	17,885	2,070,189	46,500	5,382,375
Gross profit	30,002	3,472,732	9,142	1,058,187	24,124	2,792,353
Net income (loss) for the year/period	(1,420)	(164,365)	(1,169)	(135,312)	2,428	281,041
EBITDA*	4,577	529,788	255	29,516	6,323	731,887

*Defined as net income before interest, tax, depreciation and amortization[To XFL: IPO prospectus defined IFRS EBITDA as operating income before depreciation and amortization, which is same as Japan GAAP EBITDA. Should not we stick to the original definition?]

EBITDA is presented because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of purchase goodwill. Purchase goodwill represents the excess of the aggregate purchase price over the fair values of the net assets of the business acquired and is required to be amortized under Japanese GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and over-all financial performance.

Fiscal Year Ended December 31, 2004

Turnover

Turnover was US$59,689 thousand (¥6,908,998 thousand) for the twelve months ended December 31, 2004, derived from existing revenue streams as well as:

- New revenue streams from acquired subsidiaries in 2004 – including MNI, Mergent, SMRA and G7.
- Additional business developments in 2004 – increasing demand for China focused financial information, product line extensions with existing clients and cross-selling efforts.

Cost of sales

Cost of sales was US$29,283 thousand (¥3,389,555 thousand) for the twelve months ended December 31, 2004, representing 49.1% of sales for the same period.

Gross margin

Gross margins were 50.9% for the twelve months ended December 31, 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses were US$34,540 thousand (¥3,997,965 thousand) for the twelve months ended December 31, 2004. Selling, general and administrative expenses in 2004 encompassed the following:

- Enlarged operations and global distribution network given the inclusion of new subsidiaries, including MNI, Mergent, SMRA and G7
- Professional (such as auditing, legal and investor relations) and other fees related to our expanded operations and becoming a public company
- Non-cash items related to strategic acquisitions to extend our distribution network, expand our products and services and enhance our global capabilities:

- Higher amortization of goodwill on consolidation
- Higher amortization expense for intangible assets

Operating loss
As a result of the above, operating loss was US$4,134 thousand (¥478,522 thousand) for the twelve months ended December 31, 2004.

Ordinary loss
Ordinary loss was US$9,100 thousand (¥1,053,325 thousand) for the twelve months ended December 31, 2004. The change from operating loss to ordinary loss was mainly due to US$4,778 thousand (¥553,053 thousand) of share issuance costs and non-recurrent listing related expenses incurred by the Company during the period.

Net loss for the year
As a result of the above, net loss for the twelve months ended December 31, 2004 was US$9,305 thousand (¥1,077,096 thousand).

EBITDA
EBITDA was US$4,230 thousand (¥489,611 thousand) for the twelve months ended December 31, 2004, representing 7.1% of sales for the same period. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling, general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill.

Six Months Ended June 30, 2005

Turnover
Turnover was US$46,500 thousand (¥5,382,400 thousand) for the six months ended June 30, 2005, higher than the US$17,885 thousand (¥2,070,244 thousand) for the six months ended June 30, 2004. Higher turnover in 2005 is primarily due to:

- Greater efficiency in extracting synergies among the group, enhancing cross-selling efforts
- Robust demand for China focused financial information, product line extensions with existing clients and cross-selling
- Effective improvements to sales and marketing process
- Full period impact from acquired subsidiaries in 2004

Cost of sales
Cost of sales was US$22,082 thousand (¥2,556,034 thousand) for the six months ended June 30, 2005, higher than the US$8,511 thousand (¥985,178 thousand) for the six months ended June 30, 2004. Cost of sales mainly consists of production, distribution and data acquisition costs. Cost of sales represented 47.5% and 47.6% of turnover for the six months ended June 30, 2005 and six months ended June 30, 2004, respectively.

Gross Margin
Gross margin rose to 52.5% for the six months ended June 30, 2005 from 52.4% for the six months ended June 30, 2004 mainly due to higher margins we derived from our various products and services lines.

Selling, general and administrative expenses
Selling, general and administrative expenses were US$25,383 thousand (¥2,938,049 thousand) for the six months ended June 30, 2005, higher than the US$10,546 thousand (¥1,220,741 thousand) for the six months ended June 30, 2004. Higher selling, general and administrative expenses are mainly due to the inclusion of selling, general and administrative expenses from consolidation of our 2004 acquisitions, as well as costs associated with expansion activities.

Operating loss
As a result of the above, operating loss was US$965 thousand (¥111,684 thousand) for the six months ended June 30, 2005, versus US$1,172 thousand (¥135,676 thousand) for the six months ended June 30, 2004.

Ordinary loss
Ordinary loss was US$820 thousand (¥94,918 thousand) for the six months ended June 30, 2005, versus US$3,917 thousand (¥453,391 thousand) for the six months ended June 30, 2004.

Net loss for the period
As a result of the above, net loss for the six months ended June 30, 2005 was US$1,385 thousand (¥160,355thousand), versus US$4,296 thousand (¥497,209 thousand) for the six months ended June 30, 2004.

EBITDA
EBITDA was US$6,223 thousand (¥720,260 thousand) in the six months ended June 30, 2005 and US$197 thousand (¥22,834 thousand) in the six months ended June 30, 2004. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling, general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill.

Liquidity and Capital Resources

Please refer to "1. Summary of Results of Operations, etc. – Cashflow Analysis" for information on our liquidity and capital resources.

Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards as Applied to Us

We have presented certain information in this document that has been prepared in accordance with IFRS. The following are the significant differences between Japanese GAAP and IFRS as applied to us.

The audited financial information included in this document is prepared and presented in accordance with Japanese GAAP. This summary does not purport to be complete and is subject and qualified in its entirety by references to the respective pronouncements of Japanese GAAP and IFRS. It should be noted that the following summary has not been audited and may not include all differences between Japanese GAAP and IFRS which may be relevant to our financial information. Future differences between Japanese GAAP and IFRS resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and we have not attempted to identify them.

Share Issuance Costs
Japanese GAAP requires share issuance costs to be charged to income when paid or deferred and amortized within a three-year period.

Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.

In XFL's consolidated income statement prepared in conformity with Japanese GAAP for the year ended December 31, 2004, stock issuance costs and related expenses were charged to income in the amount of US$2,757 thousand (¥319,141 thousand). In the income statement prepared in conformity with IFRS, these costs are not charged to income.

Listing Related Costs
Japanese GAAP requires listing related costs to be charged to income when paid.

Under IFRS, external costs directly attributable to the listing are shown as a deduction, net of tax, in equity from the proceeds.

In XFL's consolidated income statement prepared in conformity with Japanese GAAP for the year ended December 31, 2004, listing related expenses were charged to income in the amount of US$2,021 thousand (¥233,912 thousand). In the income statement prepared in conformity with IFRS, these costs are not charged to income.

Consolidation Goodwill
Japanese GAAP requires consolidation goodwill to be amortized within 20 years. The consolidation goodwill of the Group has been amortized by the straight-line method over a period of 20 years.

Under International Accounting Standard 36, consolidation goodwill in connection with a subsidiary acquired on or after March 31, 2004 is not to be amortized but to be assessed at least annually.

Share-Based Payments
Under Japanese GAAP, there are no specific accounting standards for recognizing share-based payments.

Under IFRS 2, Share-Based Payments, requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. Share-based payment transactions are measured based on the fair value method of accounting. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies IFRS-2 for a period beginning before January 1, 2005, it shall disclose that fact.

IV. CONDITION OF FACILITIES

1. Outline of Investment in Facilities, etc.

Our capital expenditure needs are primarily the purchase of computer equipment for data storage, networking purposes and delivery of information to clients. Total capital expenditures were US$1,353 thousand (¥156,614 thousand) for the twelve months ended December 31, 2004. No material dispositions of facilities were made during the year.

2. Condition of Major Facilities (As of September 30, 2005)

(1) The Company

Location: Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies

Note: As the Company is an exempted company and holding company, operations are conducted mainly outside the Cayman Islands and business headquarters is in Hong Kong.

Business headquarters in Hong Kong (XFL and XFN)

Location: Suite 2003-5 Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.
Purpose: Headquarters of the Business / Management of the Group
Area: 543.2 m^2 (leased, which expires on January 16, 2006)
Employees working therein: 58 staff
Rent for 2005*: US$ 118,770
Note: There is no material facility except for the office we rent.

(2) Subsidiaries in Japan

Regional office in Tokyo (Xinhua Finance Japan Limited)

Location: 5/F Kioicho Building, 3-12 Kioicho, Chiyoda-ku, Tokyo 102-0094, Japan.
Purpose: Regional Office
Area: 359.11㎡ (leased, which expires on August 31, 2007)
Employees working therein: 5 staff
Rent for 2005*: JPY2,737,476 (monthly amount exclusive of common-area charge)

(3) Subsidiaries in foreign countries

Regional office in Beijing (Xinhua Financial Network (Beijing) Limited)

Location: Room 701, Kun Tai International Mansion, 12B Chaowai Street, Chaoyang District, Beijing 100020, China.
Purpose: Regional Office
Area: 1,382.45 m^2 (leased, which expires on November 24, 2008)
Employees working therein: 97 staff
Rent for 2005*: US$179,376
Note: There is no material facility except for the office we rent.

Regional office in Shanghai (Xinhua Financial Network (Shanghai) Limited)

Location: Unit 3905-3909, 1 Grand Gateway, 1 Hong Qiao Road, Xu Hui District, Shanghai, 200030, China.
Purpose: Regional Office

Area: 838.2 m^2 (leased, which expires on July 14, 2007)
Employees working therein: 57 staff
Rent for 2005*: US$268,543.95
Note: There is no material facility except for the office we rent.

Regional office in New York (MNI)

Location: 40 Fulton Street, Floor 5, New York, New York 10038, United States
Purpose: Regional Office
Area: 1,137.97 m^2 (leased, which expires on June 30, 2010)
Employees working therein: 40 staff
Rent for 2005*: US$403,548
Note: There is no material facility except for the office we rent.

Regional office in Charlotte, North Carolina (Mergent)

Location: 5250 77 Center Drive, Suite 150, Charlotte, North Carolina 28217, United States
Purpose: Regional Office
Area: 4,184.36 m^2 (leased, which expires on August 31, 2007)
Employees working therein: 168 staff
Rent for 2005*: US$726,044.76
Note: There is no material facility except for the office we rent.

*Amount represents annual or monthly contractual rental obligations excluding applicable property taxes and management fees.

3. Plans for Installation, Removal, etc. of Facilities

Not applicable.

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc. (As of November 24, 2005)

(1) Total number of shares, etc.

Number of Authorized Shares:	2,500,000
Total Number of Shares Outstanding:	662,851.29
Number of Shares Unissued:	1,837,148.71
Warrants and Options to Subscribe For the Equivalent Number of Ordinary Shares**:	4,983
Ordinary Shares to be Issued In Respect of Acquisitions Subject to Certain Conditions***:	7,164
Ordinary Shares to be Issued Pursuant To an Employee Stock Compensation Plan Subject to Certain Conditions****:	60
Maximum number of options to subscribe for equivalent number of ordinary shares committed to be issued pursuant to an Employee Stock Compensation Plan****:	15,000
Ordinary Shares committed to be issued to a consultant and a senior executive*:	5,550
Ordinary Shares to be issued to an executive upon completion of the offering of shares*****	15,262
FULLY DILUTED SHARES:	**710,870.29**

Notes :

* These shares will be issued upon payment of par-value amount.

** The following table sets forth certain information regarding grants of options and warrants to acquire our shares:

Date of Grant	# of warrants/options	Class	# of shares	Amount to be paid ($US)	Amount to Share Capital if exercise ($US)	Exercise Period	Transferable	Other material terms
5-Jan-04	Options to subscribe for 150 ordinary shares	Ordinary	150	$240 per share or as determined by Compensation Committee	$36,000 or as determined by Compensation Committee	5 January 2004 to 31 December 2005	Option shall not be assignable	30 shares and 60 shares vested on 5 January 2004 and 31 December 2004, respectively. 60 shares will vest on 31 December 2005.
16-Jul-04	Warrant to subscribe for 3,900 ordinary shares	Ordinary	3,900	$264 per share	$1,029,600	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.
12-Aug-04	Warrant to subscribe for 294 ordinary shares	Ordinary	294	$264 per share	$77,616	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.
1-Nov-04	Options to subscribe for 39 ordinary shares	Ordinary	39	$533.33 per share or as determined by Compensation Committee	$20,800 or as determined by Compensation Committee	1 November 2004 to 1 December 2006	Option shall not be assignable	9 shares vested on 1 November 2004. 15 shares will vest on each of 1 November 2005 and 1 November 2006 respectively
9-Feb-05	Options to subscribe for 600 ordinary shares	Ordinary	600	$666.67 per share	$400,000	9 February 2005 to 9 February 2015	Option shall not be assignable	204 shares vested on 9 February 2005, 198 shares vested on 31 December 2005 and 198 shares vested on 31 December 2006 respectively

*** Pursuant to the agreement for acquisition of SMRA, the Company committed to issue and allot to the vendors of the shares of SMRA 7,164 ordinary shares should certain milestones (such as reaching the pre-determined revenue target) be met. These shares will be issued with no additional payment.

**** The Company has established an employee stock compensation plan, which is administered by the compensation committee. It provides for coverage to include employees, directors, consultants and/or advisors and any others as determined by the board. The share price or option price (as the case may be) is determined by the committee but may not be below par value. The share pool is subject to adjustment but may not exceed 20% of the Enlarged Share Capital of the Company. Enlarged Share Capital is defined as the fully-diluted total outstanding share capital of the Company.

***** On the assumption that 152,626 new shares will be issued in the share offering, 15,262 new shares will be issued to an executive as bonus.

Details of Shares Outstanding

Registered / bearer shares And Par value or no-par-value	Registered shares with par value of HK$20.00 per share
Class:	Ordinary
Number of shares outstanding:	662,851.29
Name of securities exchange or securities association in which shares are listed or registered	Tokyo Stock Exchange (Mothers Section)

(2) Total number of shares issued and changes in capital stock (as of September 30, 2005)

Date	Remarks	Number of Shares Increased or Decreased	Cumulative Number of Shares Issued*	Increase in Total Capital US$*	Cumulative Total Capital US$ (JPY)*
05-Jan-04	Incorporation share	1*	1*	0.00128	0.00128 (0)
4-Mar-04	Ordinary shares, Series A and Series B exchanged from XFN to XFL	146,476,666*	146,476,666*	23,842,551	23,842,551 (2,759,775,278)
4-Mar-04	Issuance of Series B Pref Shares	8,483,325*	154,959,992*	3,053,997	26,896,548 (3,113,275,431)
5-Mar-04	Share issuance related to MNI acquisition	12,500,030*	167,460,022*	4,500,011	31,396,559 (3,634,151,704)
6-Apr-04	Share issuance related to employee compensation	12,162,569*	179,622,591*	15,593	31,412,152 (3,635,956,594)
25-May-04	Share issuance related to XIG acquisition	8,888,888*	188,511,479*	2,168,889	33,581,041 (3,887,005,496)
1-Jun-04	Share issuance related to Netchina acquisition	2,530,440*	191,041,919*	1,743,726	35,324,767 (4,088,841,780)
14-Jun-04	Share issuance related to Mergent acquisition	57,312,577*	248,354,496*	31,235,354	66,560,121 (7,704,334,006)
17-Jun-04	Share issuance related to employee compensation	100,000*	248,454,496*	128	66,560,249 (7,704,348,822)
21-Jun-04	Share issuance related to employee compensation	2,666,666*	251,121,162*	3,419	66,563,668 (7,704,744,571)
21-Jun-04	Issuance of Series C Pref Shares	66,106,387*	317,227,549*	48,257,663	114,821,331 (13,290,569,063)
22-Jun-04	Share issuance related to employee compensation	100,000*	317,327,549*	128	114,821,459 (13,290,583,879)
30-Jun-04	Share issuance related to employee compensation	271,666*	317,599,215*	348	114,821,807 (13,290,624,160)
30-Jun-04	Share issuance related to G7 Group acquisition	12,182,251*	329,781,466*	6,639,327	121,461,134 (14,059,126,261)
11-Jul-04	Share issuance related to employee compensation	31,723,335*	361,504,801*	40,671	121,501,805 (14,063,833,929)
19-Jul-04	Share issuance related to employee compensation	33,333*	361,538,134*	43	121,501,848 (14,063,838,906)
30-Jul-04	Issuance of Series C Pref Shares	894,975*	362,433,109*	653,332	122,155,180 (14,139,462,085)
16-Aug-04	Share Issuance related to employee compensation	97,607*	362,530,716*	125	122,155,305 (14,139,476,554)
20-Aug-04	Share Issuance related to employee compensation	20,000*	362,550,716*	26	122,155,331 (14,139,479,563)
24-Aug-04	1-for-2000 reverse stock split	△ 362,369,440.64	181,275.358**	-	122,155,331 (14,139,479,563)

		2**			
28-Oct-04	New issue of shares for IPO	20,000**	201,275.358**	29,786,243	151,941,574 (17,587,237,191)
29-Nov-04	Third party allotment	2,290**	203,565.358**	3,605,121	155,546,695 (18,004,529,946)
3-Jan-05	Share issuance related to employee compensation	60**	203,625.358**	154	155,546,849 (18,004,547,772)
15-Jan-05	Share issuance related to employee compensation	2,983.833**	206,609.191**	7,651	155,554,500 (18,005,433,375)
26-Feb-05	Share issuance related to employee compensation	1**	206,610.191**	3	155,554,502 (18,005,433,607)
31-Mar-05	Additional share issuance related to MNI acquisition	29**	206,639.191**	74	155,554,577 (18,005,442,288)
1-Apr-05	Exercise of warrants by a warrant-holder	6,944.444**	213,583.635**	5,000,000	160,554,576 (18,584,192,172)
28-Apr-05	Additional shares issuance related to Fortune China acquisition	24.655**	213,608.29**	71,720	160,626,297 (18,592,493,878)
14-Jun-05	Share issuance related to Taylor Rafferty acquisition	4,475**	218,083.29**	11,900,000	172,526,297 (19,969,918,878)
13-Jul-05	Share issuance related to Washington Analysis acquisition	798**	218,881.29**	2,000,000	174,526,297 (20,201,418,878)
15-Jul-05	Share issuance to a consultant	283**	219,164.29**	—	174,526,297 (20,201,418,878)
15-Jul-05	Share issuance to Executive	527**	219,691.29**	—	174,526,297 (20,201,418,878)
15-Sep-05	Share issuance related to Beijing Century Media acquisition	3,480**	223,171.29**	3,000,000	177,526,297 (20,548,668,878)
15-Sep-05	Share issuance to Executive	348**	223,519.29**	—	177,526,297 (20,548,668,878)
22-Sep-05	Share issuance for the three-for-one stock split	439,332	662,851.29	—	177,526,297 (20,548,668,878)

Notes : (1) * "Total Capital" includes share capital and share premium.

(2) * represent the number of shares on a pre-1-for-2000 reverse stock split and pre-three-for-one stock split basis

(3) ** represent the number of shares on a pre-three-for-one stock split basis

(3) Distribution by Type of Shareholders (as at September 30, 2005)

	Employees and Directors	Individuals	Financial Investors	Strategic Investors	Total
Number of shareholders	120	57	3*	5	185
Number of shares	90,329.66	20,686.61	540,966.02*	10,869.00	662,851.29
% to total outstanding shares	13.63%	3.12%	81.61%	1.64%	100.0%

Note: Number of Shareholders for Employees and Directors include beneficial shareholdings.

Note : Number of shares under "Financial Investors" include shares hold by Horsford Nominees Limited as nominee.

(4) Major Shareholders (as at September 30, 2005)

Number	Name of Shareholder	Address	Number of Shares	Shareholding %
1	Patriarch Partners and affiliates	40 Wall Street, 25th Floor, New York, NY 10005, USA	65,754	9.92%
2	Fredy Bush Family Trust	1911 Sacramento Street, San Francisco, CA 94109	43,980	6.64%
3	Xinhua Development Holdings Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands	28,152	4.25%

As of September 30, 2005, Xinhua Development Holdings Limited had 28,152 shares (4.25%) in the company. These shares have been deposited into the clearing and settlement system in Japan through HSBC, one of the Japan Securities Settlement & Custody Participants. Xinhua Development Holdings Limited holds its shares in the Company for and on behalf of China Media Development Shenzhen Incorporation, a company wholly-owned by Xinhua News Agency.

Shareholding of Patriarch Partners and affiliates includes shares held by Patriarch Partners II, LLC (29,727 shares, 4.48%), ARK II CLO 2001-1, Limited (29,727 shares, 4.48%) and Patriarch Partners III, LLC (6,300 shares, 0.95%).

Shareholding of Fredy Bush Family Trust includes shares held by Fredy Bush Family Trust (21,480 shares, 3.24%), JDD China Investment, LLC (7,500 shares, 1.13%), Lofred Investment Company, LLC (7,500 shares, 1.13%) and Red China Investments, LLC (7,500 shares, 1.13%).

2. Dividend Policy

Since the Company has a relatively short operating history, dividends have not yet been declared and paid.

In order to maintain the Company's leadership in its business sector and maximize the value of the Company, the Company has thus far considered funding the expansion of its business paramount to the distribution of dividends. Currently, the Company is making efforts to strengthen its profit profile while expanding the business.

3. Trend in Share Prices

1. The following table provides the highest and lowest share prices for the most recent five fiscal years on The Tokyo Stock Exchange.

Term	Year and month of the fiscal year end	Share Price High (Yen)	Share Price Low (Yen)
The 1st fiscal year	December, 2004	213,000	90,300

2. The following table provides the highest and lowest share prices for each of the six most recent months in the current fiscal year on The Tokyo Stock Exchange.

Month	Share Price High (Yen)	Share Price Low (Yen)
May 2005	318,000	242,000
June 2005	311,000	266,000
July 2005	330,000	271,000
August 2005	315,000	260,000
September 2005*	105,000	68,000
October 2005	83,500	56,800

*The share prices in September are on post-share split basis.

4. Director and Officers

(1) Personal history and Number of Shares Owned – Directors and Officers

Members of the Board of Directors

Position	Name	Date of birth	Personal history	Number of shares owned
Chairman	WU Ji Guang	7/16/1951	Mr. Wu has been a director and our Chairman since April 2004 and held the same positions at XFN from May 2003 to April 2004. Mr. Wu is also President of China Media Development Shenzhen Incorporation, a company wholly-owned by XNA.	0
Vice Chairman, Chief Executive Officer and member of the Executive Committee	Fredy BUSH	9/25/1958	Ms. Bush, our founder, has been a director and our Chief Executive Officer since February 2004 and was a director, Vice Chairman and Chief Executive Officer of XFN since January 2001 and June 2001, respectively. Prior to founding our company, Ms. Bush, an entrepreneur, established a successful consulting business in Asia where she assisted clients in building business alliances particularly between the United States and Asia and in the financial sector.	43,980(*)
President and member of the Executive Committee	Jae Young LIE	2/19/1961	Mr. Lie has been our Chief Operating Officer since January 2005 and a director since April 2004. Mr.Lie was our President, Asia from April 2004 to January 2005 and was a senior executive at XFN from November 2001 to April 2004. Prior to that, Mr. Lie was the Senior Director of Sales and Marketing for Fritz Companies, Inc. Mr. Lie holds a Bachelor Degree in Economics from University of California, Berkeley, USA. Mr. Lie speaks Mandarin, Japanese, Korean, and English.	15,150
Vice President	WANG Bin	1/17/1965	Dr. Wang has been a director since July 2004. Dr. Wang possesses over 12 years of experience in China's capital markets. He is now Assistant to Mr. Wu, the President of China Media Development Shenzhen Incorporation and Chairman of the Company, and is in charge of mergers and acquisitions, venture capital investment and securities investments for China Media Development Shenzhen Incorporation. Dr. Wang graduated from Nankai University in Tianjin and studied statistics, finance and economics. Dr. Wang holds a PhD in Economics specializing in index and investment theory.	0
Independent Director and member of the Audit and Compensation Committees	Dennis Lindsay PELINO	9/23/1947	Mr. Pelino has been a director since February 2004 and a director of XFN since September 2001. Mr. Pelino is also the Chairman and Chief Executive Officer of Stonepath Group, a logistics company. Prior to that, Mr. Pelino was President and Chief Operating Officer of Fritz Companies, Inc., a global logistics company.	3,939
Independent Director	John MacLeod WILLIAMS	6/22/1945	Mr. Williams has been a director since April 2004 and was a director of XFN from July 2002 to April 2004. Mr. Williams is also the Executive Vice-President — Asia of PR Newswire and the head of the Xinhua PR Newswire alliance. Mr. Williams holds a Bachelor of Arts degree in English and Journalism from Syracuse University.	0

Independent Director and member of the Audit and Compensation Committees	Shelly SINGHAL	8/21/1967	Mr. Singhal has been a director of the Company since July 2004. Mr. Singhal is Managing Director and Executive Vice President of SBI-USA, an advisory firm specializing in growth companies. Prior to joining SBI-USA, Mr. Singhal was managing director of corporate finance at Roth Capital Partners Bridge Fund, Foothill Capital, Inc., and Heller Financial. Mr. Singhal earned his Bachelor of Science at Seaver College at Pepperdine University.	0
Total				**63,069**

*These shares are legally held by Fredy Bush Family Trust (21,480 shares, 3.24%), JDD China Investment, LLC (7,500 shares, 1.13%), Lofred Investment Company, LLC (7,500 shares, 1.13%) and Red China Investments, LLC (7,500 shares, 1.13%) but beneficially owned by Fredy Bush.

Executive Officers

Position	Name	Date of birth	Personal history	Number of shares owned
Chief Operating Officer	Daniel CONNELL	4/19/1966	Mr. Daniel Connell is responsible for the company's worldwide operations, including all business units and subsidiaries. Prior to joining Xinhua Finance, Mr. Connell was President and CEO of financial data provider ComStock, which was acquired by Interactive Data from Standard & Poor's in March 2003. Before being named ComStock CEO, he had been Executive Managing Director at Standard & Poor's since 1993, with overall responsibility for the Retail Market Services and the Asian operations of Standard & Poor's Investment Services. Prior to S&P, Mr. Connell held a variety of operational positions at British Airways' subsidiary Bedford Associates, as well as a ten-year career with the American Express Company.	0
Chief Financial Officer and member of the Executive Committee	LAU Tin Chung, Gordon	4/28/1964	Mr. Lau has been our Chief Financial Officer since April 2004 and was the Chief Financial Officer of XFN from September 2002 to April 2004. Prior to that, Mr. Lau worked with SG Cowen/SG Securities, Nomura Securities, the Ontario Securities Commission and KPMG Peat Marwick. Mr. Lau is a qualified Canadian Chartered Accountant and holds a Masters degree in Business Administration (with distinction) from the University of Western Ontario.	9,105
Legal Counsel	John McLEAN	3/16/1967	Mr. McLean joined the Company in May 2004 and heads the Company's legal team. Prior to that, Mr. McLean worked for six years in Asia with a leading international law firm and four years in New York and Toronto with Canadian firm Stikeman Elliott. He is qualified to practice in Hong Kong, the United Kingdom and Canada, and speaks Mandarin Chinese. Mr. McLean holds a degree in law from Queen's *University and a BA (with distinction) from* University College, University of Toronto.	150
Chief Executive Officer, MNI, and member of the Executive Committee	Michael CONNOR	3/6/1958	Mr. Connor joined MNI in 1989 as CFO and was appointed to the position of CEO in March 1993. Prior to joining MNI, Mr. Connor was the Manager of Planning and Development for the Corporate Bond Department of Moody's Investor Service. Before joining Moody's, Mr. Connor worked at Merrill Lynch Capital Markets. Mr. Connor has a BS in Business and Economics from Lehigh University.	990
Chief Executive Officer, Mergent and member of the Executive Committee	Jonathan WORRALL	3/16/1957	Mr. Worrall joined Mergent in early 2000 as Managing Director, International Operations prior to assuming his current position in June 2002. Before joining Mergent, Mr. Worrall was the Managing Director, Investment Data Products for the Asia Pacific region for BARRA Inc. He has also held executive management positions at FAME, Randall & Helms, Credit Suisse and Helix Technology Group. He attended Henley Management College.	6,450 (of which 1,200 shares are held on trust for benefit of family members)

Chief Executive Officer, the G7 Group and member of the Executive Committee	Jane HARTLEY	4/18/1950	Ms. Hartley is the Chief Executive Officer of the G7 Group. Before joining the G7 Group, Ms. Hartley held executive positions with WWOR-TV, an independent television station owned by MCA (Universal Studios) and Westinghouse Broadcasting. Prior to that, she worked at the White House as a Deputy Assistant to the President in the Carter Administration, and was the Director of Congressional Relations at the Department of Housing and Urban Development. Ms. Hartley is also a member of the Council on Foreign Relations. Ms. Hartley graduated from Boston College (Newton College) with a B.A. in Political Science and Economics.	5,640 (of which 750 shares are held on trust for benefit of family members)
Total				**22,335**

(2) Remuneration of members of the board of directors and of other management bodies

DIRECTOR'S EMOLUMENTS FY 2004

US$	Total
Director Fees	60,000
Salary	705,943
Expenses Allowance	68,900
Other	4,615
TOTAL	839,458

Executive directors include Fredy Bush, Jae Lie and Graham Earnshaw (resigned on December 3, 2004). Non-executive directors include Dennis Pelino, John Williams, Wu Ji Guang, Xue Yong Xing (resigned on July 27, 2004), Wang Bin (appointed on July 27, 2004) and Shelly Singhal (appointed on July 27, 2004).

Note: (1) The figures presented above are for the directors of XFL for the year ended December 31, 2004 and include salary, expense allowance and other emoluments relating to their employment by the Group.
(2) In fiscal year 2004, 77,085 shares (post-split basis) were issued to Directors and Officers. In addition, options were granted to certain directors to subscribe for a total of 189 shares (post-split basis) in the fiscal year 2004.

5. Condition of the Corporate Governance

1. Management

The business of the Company is managed and conducted by the board. The board currently consists of seven directors, of which three are independent directors. The composition of the board, the experience of the individual directors and the dynamics of the board of the Group service to ensure both the board's effectiveness and the inability of an individual or small group to dominate the board's decision-making. The board has determined that each of the outside directors is independent in character and judgment.

The Articles of Association of the Company provide that at each annual general meeting of shareholders, one-third of the directors (other than a director who is the Chairman or the Chief Executive Officer) for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that retiring directors are immediately eligible for re-election. This re-election mechanism ensures that shareholders are involved in the decision-making process of the Company. Any director who is the Chairman or the Chief Executive Officer is subject to this same requirement every five years. The board then delegates its power to conduct the business of the Company to executive officers including the Chief Executive Officer, who is in charge of the general management of the business of the Company, the Chief Financial Officer, who is in charge of financial and accounting matters of the Company, or a committee appointed by the board. The Articles of Association allow the board to delegate any of its powers, authorities and discretions to committees, consisting of such director or directors and other persons as it thinks fit, and the board may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee formed by the board shall, in the exercise of the powers, authorities and discretions delegated, conform to any regulations, which may be imposed on it by the board.

In order to manage the Company in an efficient manner, the board has established a number of committees. Besides the Audit Committee described below, the Company has also established a Compensation Committee consisting of two independent non-executive directors of the Company. The purpose of the Compensation Committee is to assist the board by reviewing and determining the compensation to be paid to employees and officers of the Company. The Committee is authorized to do all things that the board would otherwise be authorized to do in respect of compensation of officers and employees of the Company and full minutes of all meetings of the Compensation Committee must be kept and filed with the Company. The Company has also established an Executive Committee which considers various strategic issues affecting the Group as a whole. The Executive Committee is chaired by, and reports to, the Chief Executive Officer. The Company has established an Investment Committee which consists of two independent non-executive directors of the Company by the resolution of the board of directors on November 17, 2005. The Investment Committee is empowered to approve investments and acquisitions of the Company with a value which is less than $2,000,000.

At all times the performance of the duties of directors, officers and employees of the Company and any committee established by the board is monitored and supervised by the board.

2. Audit

An Audit Committee consisting of two independent non-executive directors of the Company was established. The purpose of the Audit Committee is to assist the board by reviewing (i) quarterly, interim and annual financial information of the Company; (ii) external and internal audit reports; and (iii) systems of corporate governance and control which management and the board have established.

The Audit Committee will comprise a minimum of at least two directors who are neither officers or employees of the Company nor executive directors, officers or employees of any subsidiary of the Company. The majority of the Audit Committee will be independent non-executive directors of the Company and the Chairman of the Audit Committee will be an independent non-executive director of the Company.

The Audit Committee will have full and unlimited access to all books and accounts of the Company and shall have the following duties and responsibilities:

(1) reviewing, in draft form, the Company's annual report and accounts, half-year report and quarterly reports and providing advice and comments thereon to the board;

(2) reviewing and supervising the Company's financial reporting and internal control procedures; and

(3) monitoring the execution of duties of directors and executive officers.

Deloitte Touche Tohmatsu, an outside auditor, which is independent from the corporate body of the Company, has been appointed as the auditor of the Company. The financial statements of the Company are audited by the outside auditor in accordance with Japanese GAAP and IFRS. The outside auditor makes a written report thereon in accordance with the generally accepted auditing standards in Japan and IFRS and the report of the outside auditor is submitted to the general shareholders meeting.

3. Compensation for directors

Under the Articles of Association of the Company compensation for directors is determined by the board and in turn may be delegated to the Compensation Committee established by the board. The Compensation Committee shall consist of no fewer than two directors as determined by a resolution of the board, the majority of whom shall be independent non-executive directors and persons who are not executive officers of the Company. Such remuneration shall be divided amongst the members of the board in such proportions and in such manner as the board or the Compensation Committee (as the case may be) may agree, or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day. The total amount paid to directors as their compensation in the fiscal year 2004 was US$839,458.

4. Compensation for outside auditors

The compensation for outside auditors is determined by shareholders at the general meeting or in such manner as the shareholders may determine. The total amount paid to outside auditors as their compensation in the fiscal year 2004 was US$909 thousand, of which US$403 thousand is mainly related to IPO-related services.

5. Internal Audit

The Company's Internal Audit team consists of one Internal Auditor who reports directly to the Audit Committee. He sets out his annual audit plan being approved by the CEO prior to year end that covers most of the major entities. He carries out his audit routine and procedures based on four steps being (1) Planning, (2) Fieldwork (3) Reporting and (4) Follow up. When working with management and staff, he aims at maintaining 6 key principals being (1) Integrity, (2) Objectivity (3) Accuracy (4) Constructive (5) Courtesy and (6) Confidentiality. When performing his fieldwork, he carries out the following audit procedures: (1) observing the operational control (2) inquire how the control is performed (3) tracing items to source documentation for evidence of control operation (4) perform walk through test and (5) perform substantive/detailed testing.

Every time an audit assignment is completed with management's response, an audit report will be submitted to the audit committee for review and comment. Should any of the external auditors have questions on the Company's existing control, they may contact the Internal Auditor directly.

6. Personal relationship, capital relationship or contractual relationship between the outside directors, audit committee members and the Company

There is no personal relationship or contractual relationship between the independent directors, audit committee members and the Company. The capital relationship is provided in **4. Director and Officers** section..

7. CPAs information

a. The CPAs who belong to Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein) that conducted the audit activities for the fiscal year of 2004 were:

Yoshitaka Asaeda and Eiji Yoshida

b. Composition of assistants:
CPA 2
Junior CPA 1
Others 8

VI. FINANCIAL CONDITION

VII. TREND IN FOREIGN EXCHANGE RATES

Since the foreign exchange rate between JPY and USD is published in more that two Japanese daily newspapers, the information is omitted.

VIII. SUMMARY OF SHARE HANDLING, ETC. IN JAPAN

1. Summary of Share Handling, etc. in Japan

(1) Places for Accepting Applications for Transfer of shares and Transfer Agent in Japan

There is no transfer handling place or transfer agent for the shares of the Company in Japan. Pursuant to the Clearing and Settlement System of Foreign shares of the Exchange, shares of the Company owned by Beneficial Shareholders are deposited with the local custodian in Hong Kong in the name of JSSC or its nominee. The Mitsubishi Trust and Banking Corporation has been appointed Shareholder Service Agent in accordance with the Timely Dislosure of Corporate Information by Issuer of Listed Securities and the Like.

In principle, transactions on the Exchange in shares of the Company will be settled by transfer between the respective foreign securities transactions accounts of the buyer and seller, if they are clients of the same trading participant or between the accounts of the respective securities companies with JSSC, if the buyer and seller are clients of different securities companies. In these cases the number of shares held by the custodian in Hong Kong will not change.

A summary of the matters concerning shareholding, including the right of Beneficial Shareholders to receive dividends and exercise voting rights indirectly through JSSC is stated below, based, among other things, upon a Custody Agreement and Memorandum Concerning Custody Agreement both between JSSC and the local custodian, a Service Agreement among JSSC, the shareholder service agent and the Company, a Paying Agreement among JSSC, the dividend paying banks and the Company, and a Foreign Securities Transactions Account Agreement among the securities company which is a general trading participant and the respective Beneficial Shareholders, which are either executed or scheduled to be executed.

(2) Special Privileges to Shareholders

Not applicable.

(3) Restrictions on the Transfer of the shares

Not applicable.

(4) Other Matters Concerning the Handling of shares

(a) Close of Accounts:
December 31, each year.

(b) General Shareholders' Meeting:

A general shareholders' meeting of the Company shall be held in each year other than 2004.

(c) Close of the Register

The register including any overseas or local or other branch register of shareholders may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of any designated stock exchange or by any electronic means in such manner as may be accepted by the designated stock exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the board of the Company may determine and either generally or in respect of any class of shares.

(d) Record Dates:

The shareholders entitled to receive any dividend, distribution, allotment or issue shall be the shareholders on such date the Company or the directors fixed on or at any time not more than thirty (30) days before or after, any date on which such dividend, distribution, allotment or issue is declared, paid or made by giving not less than fourteen (14) clear days notice to the designated stock exchange of such date.

The Beneficial Shareholders entitled to receive any dividend shall generally be the Beneficial Shareholders shown upon the list of Beneficial Shareholders prepared by the shareholder service agent on the same calendar day.

(e) Types of Share Certificates:

Every person whose name is entered, upon an allotment of shares, as a shareholder in the register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the board from time to time determines. In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(f) Charges Respecting Share Certificate:

The Beneficial Shareholders are required to pay the annual charge for opening and maintaining a Foreign Securities Transactions Account at a securities company in Japan as well as fees for the execution of specific transactions, pursuant to the Foreign Securities Transaction Account Agreement. In the Cayman Islands, upon an allotment of shares, shareholders need to pay reasonable out-of-pocket expenses as the board from time to time determines in order to receive the second certificates on as mentioned above. A shareholder wishing to transfer part of his shares included in the share certificate shall pay fees to have the new share certificate for the remaining shares issued. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued upon payment of such fee as the board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the board may think fit.

(g) Newspaper in which Public Notice shall be made:

The Company will publish notices regarding specific matters such as the notice to shareholders concerning shareholders' meetings in a major daily newspaper published in Japan.

2. Exercise of Rights of Beneficial Shareholders in Japan, etc.

(1) Exercise of Voting Rights of Beneficial Shareholders

The Beneficial Shareholders will be notified of a shareholders' meeting by a mail thereto of notice of a shareholders' meeting, etc. or by a publication in a major daily newspaper published in Japan, which will include information as to what they must do in order to exercise their voting rights. JSSC will not exercise voting rights on behalf of a Beneficial Shareholder except upon instruction from such Beneficial Shareholder.

(2) Distribution of Dividends, etc.

Upon receipt from the Company of the notice of a dividend payment, the shareholder service agent will inform the Beneficial Shareholders accordingly.

The Company will pay the required sum to the local custodian on behalf of JSSC, which will transfer it to the dividend paying bank, which will, in turn, distribute the same through post offices or through bank accounts directly to Beneficial Shareholders or indirectly via other paying banks. The Beneficial Shareholders are those shown upon the list of Beneficial Shareholders, prepared by the shareholder service agent.

(3) Method of Transfer of shares

In Japan, the Beneficial Shareholder will not hold certificates of shares of the Company. Any Beneficial Shareholder may transfer his rights with respect to shares of the Company by means of trading on the Stock Exchange. In this case, trading will be cleared by means of a book transfer between accounts opened with a given securities company who are general trading participants or between accounts of securities companies opened with JSSC.

(4) Tax Treatment of Dividends, etc. in Japan

(a) Dividends

Dividends to Beneficial Shareholders are treated as dividend income under the Japanese tax laws.
Tax treatment of dividends is as follows: with respect to dividends received by individuals who are Japanese residents or by Japanese corporations, the balance of such dividends remaining after collection of the withholding tax, if any, in Cayman Islands or any local public entity thereof from the payment of such dividends in Cayman Islands, will be subject to a 20% Japanese income tax to be withheld at source. In that case, individual shareholders may opt for the separate withholding taxation at the rate of 35%, instead of 20% of the balance remaining after payment of such withholding tax of Cayman Islands, so long as the amount of payment of one such dividend is less than ¥250,000 (or less than ¥500,000 if such dividend is annual). If the amount of such payment is ¥50,000 or less (or ¥100,000 or less if the dividend is annual), no final tax return needs be filed.
The dividends referred to above are those received from foreign corporations; therefore, no dividends credit is applicable in the case of individual shareholders and no non-inclusion of dividends in profit is applicable in the case of corporate shareholders.

In respect of the amount of tax collected in Cayman Islands, a recipient of dividends who does not opt for the separate withholding taxation of the dividends received by it may claim a foreign tax credit in accordance with the Japanese tax laws.

(b) Capital Gain and Loss

The tax treatment of the capital gain or loss arising from the transaction in the shares of the Company in Japan is the same as that of the capital gain or loss from transactions in the shares of a domestic corporation. Therefore, gain or loss on disposal of institutional shareholders will be included in the taxable income and be subject to corporate tax.

(c) Inheritance Tax

Beneficial Shareholders domiciled in Japan who have inherited the shares of the Company by succession or by will are liable for the inheritance tax in accordance with the Inheritance Tax Law of Japan. However, they may be entitled to the foreign tax credit under certain circumstances.

(5) Other Notices and Reports

The shareholder service agent will distribute the Summary Annual Report and the Interim Reports of the Company to the Beneficial Shareholders.

IX. REFERENCE INFORMATION

1. Parent Company

Not applicable.

2. Other Reference Information

We filed the following documents with the Kanto Local Finance Bureau from the beginning of the fiscal year 2004 to the date of filing of this document.

(1) Securities Registration Statement

Filed with the Kanto Local Finance Bureau on September 16, 2004.

(2) Amendment to Securities Registration Statement

Filed with the Kanto Local Finance Bureau on October 5, 2004.

(3) Amendment to Securities Registration Statement

Filed with the Kanto Local Finance Bureau on October 7, 2004.

(4) Amendment to Securities Registration Statement

Filed with the Kanto Local Finance Bureau on October 13, 2004.

(5) Amendment to Securities Registration Statement

Filed with the Kanto Local Finance Bureau on October 19, 2004.

(6) Extraordinary Report:

Filed with the Kanto Local Finance Bureau on December 13, 2004 pursuant to Article 24-5, Paragraph 4 of Securities Exchange Law and Article 19 paragraph 1 and paragraph 2 Subparagraph 9 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(7) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on February 23, 2005 pursuant to the Article 24-5, Paragraph 4 of Securities Exchange Law and the Article 19, Paragraph 1 and Paragraph 2 Subparagraph 1 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(8) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on March 2, 2005 pursuant to the Article 24-5, Paragraph 4 of Securities Exchange Law and the Article 19, Paragraph 1 and Paragraph 2 Subparagraph 1 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(9) Securities Report

Filed with the Director of the Kanto Local Finance Bureau on June 10, 2005 pursuant to Article 24 of the Securities and Exchange Law.

(10) Amendment to Securities Report filed on June 10, 2005

Filed with the Director of the Kanto Local Finance Bureau on July 4, 2005.

(11) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on July 11, 2005 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraphs 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(12) Amendment to Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on July 28, 2005 in connection with the Extraordinary Report filed on July 11, 2005.

(13) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on July 29, 2005 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraphs 2, Subparagraphs 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(14) Semi-annual Report

Filed with the Director of the Kanto Local Finance Bureau on September 27, 2005

(15) Amendment to Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on October 5, 2005 in connection with the Extraordinary Report filed on July 11, 2005.

(16) Amendment to Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on October 5, 2005 in connection with the Extraordinary Report filed on July 29, 2005.

(17) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on October 5, 2005 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(18) Amendment to Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on October 5, 2005 in connection with the Extraordinary Report filed on October 5, 2005.

(19) Amendment to Securities report

Filed with the Director of the Kanto Local Finance Bureau on November 24, 2005.

(20) Amendment to Semi-annual report

Filed with the Director of the Kanto Local Finance Bureau on November 24, 2005.

PART III. INFORMATION ON THE GUARANTOR, ETC.

I. INFORMATION ON THE GUARANTOR

Not Applicable.

II. INFORMATION ON THE COMPANIES OTHER THAN THE GUARANTOR

Not Applicable.

III. INFORMATION ON INDEX, ETC.

Not Applicable.

PART IV. SPECIAL INFORMATION

I. RECENT FINANCIAL STATEMENTS

Not Applicable.

II. FORM OF SECURITIES

CERTIFICATE NO. ISSUE DATE ACCOUNT NO. T/R REF. NO. OF SHARE(S)

XINHUA FINANCE LIMITED
(incorporated in the Cayman Islands with limited liability)

SHARE CERTIFICATE

THIS IS TO CERTIFY THAT THE UNDERMENTIONED PERSON(S) IS/ARE THE REGISTERED HOLDER(S) OF FULLY PAID ORDINARY SHARE(S) OF HONG KONG CURRENCY TWENTY DOLLARS EACH IN THE SHARE CAPITAL OF XINHUA FINANCE LIMITED ("THE COMPANY") AS DETAILED BELOW SUBJECT TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

[Shareholder's Name] CODE :

[Address of Shareholder] NUMBER OF SHARE(S):

GIVEN UNDER THE SECURITIES SEAL OF THE COMPANY ON THE DATE OF ISSUE AS STATED ABOVE.

____
DIRECTOR

NO TRANSFER OF THE WHOLE OR ANY PORTION OF THE ABOVE SHARE(S) CAN BE REGISTERED UNLESS ACCOMPANIED BY THIS SHARE CERTIFICATE.
HONG KONG BRANCH REGISTRAR: TRICOR INVESTOR SERVICES LIMITED, G/F., BANK OF EAST ASIA HARBOUR VIEW CENTRE, 56 GLOUCESTER ROAD, WANCHAI, HONG KONG

III. RECENT FINANCIAL STATEMENTS OF THE GUARANTOR OR THE TRACKING SUBSIDIARY

Not Applicable

(4)

[Translation]

RECEIVED
2006 JUN -2 A 10:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cover Sheet

Type of Document:	AMENDMENT TO SEMI-ANNUAL REPORT
To :	Director of Kanto Local Finance Bureau
Date of filing:	Filed on November 24, 2005
Semi-annual Fiscal Year:	The 2nd Semi-annual Fiscal Year of 2005 (From January 1, 2005 to June 30, 2005)
Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Location of the Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies
Name of the Agent:	Toru Ishiguro
Address or Location of the Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6212-8351
Liaison Contact:	Kensuke Ambe, Nobuhiko Shimose, Katsumasa Suzuki, Aya Ogawa
Place to Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6212-8351
Places at which copies of the Securities Report are Offered for Public Inspection:	Tokyo Stock Exchange 2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo

1 【Reason for Filing this Amendment to Semi-Annual Report】

Since there are some points in Semi-Annual Report dated September 27, 2005, which should be amended, we hereby file this Amendment to Semi-Annual to amend the relevant descriptions.

2 【Amended Section】

3 【Amended Parts】

Amended parts are shown with underline.

PART I CORPORATE INFORMATION

II. OUTLINE OF THE GROUP

1. Trends in Key Financial Data

(2) Key financial data of the Company

<Before Amendment>

Term		The 1st Semi-annual fiscal year	The 2nd Semi-annual fiscal year	The 1st fiscal year
Fiscal year		2004	2005	2004
Turnover	US$'000 JPY'000	— —	3,872 (428,311)	5,355 (592,346)
Ordinary profit/loss (△)	US$'000 JPY'000	△ 3,265 (△ 361,144)	928 (102,655)	△ 6,285 (△ 695,253)
Net profit/loss (△)	US$'000 JPY'000	△ 3,265 (△ 361,144)	928 (102,655)	△6,285 (△ 695,253)
Share capital	US$'000 JPY'000	423 (46,770)	559 (61,857)	522 (57,739)
Number of shares outstanding		171,733,081	218,083.29	203,565.36
Net assets	US$'000 JPY'000	120,800 (13,362,886)	183,646 (20,314,876)	151,865 (16,799,323)
Total assets	US$'000 JPY'000	146,132 (16,165,151)	191,667 (21,202,242)	172,059 (19,033,123)
Dividend per share	US$ JPY	— —	— —	— —
Capital adequacy ratio	(%)	82.7	95.8	88.3
Number of employees		3	4	1
EBITDA	US$'000 JPY'000	△ 518 (△ 57,334)	860 (95,121)	△1,215 (△134,456)

(Omitted hereafter)

<After Amendment>

Term		The 1st Semi-annual fiscal year	The 2nd Semi-annual fiscal year	The 1st fiscal year
Fiscal year		2004	2005	2004
Turnover	US$'000 JPY'000	— —	3,872 (428,311)	5,355 (592,346)
Ordinary profit/loss (△)	US$'000 JPY'000	△ 3,265 (△ 361,144)	928 (102,655)	△ 6,285 (△ 695,253)
Net profit/loss (△)	US$'000 JPY'000	△ 3,265 (△ 361,144)	928 (102,655)	△6,285 (△ 695,253)
Share capital	US$'000 JPY'000	423 (46,770)	559 (61,857)	522 (57,739)
Number of shares outstanding		171,733,081	218,083.29	203,565.36
Net assets	US$'000 JPY'000	120,800 (13,362,886)	179,795 (19,888,939)	151,865 (16,799,323)
Total assets	US$'000 JPY'000	146,132 (16,165,151)	187,817 (20,776,305)	172,059 (19,033,123)
Dividend per share	US$ JPY	— —	— —	— —
Capital adequacy ratio	(%)	82.7	95.7	88.3
Number of employees		3	4	1

EBITDA	US$'000 JPY'000	△ 518 (△ 57,334)	860 (95,121)	△1,215 (△134,456)

(Omitted hereafter)

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc.

(2) Total number of shares issued and changes in capital stock (as of June 30, 2005)

<Before Amendment>

(Omitted)

Note: After June 30, 2005, XFL issued shares as follows:

13-Jul-05	Share issuance related to Washington Analysis acquisition	798.000	218,881.290	2,058,333	174,584,630 (19,312,551,757)
15-Jul-05	Share issuance to a consultant	283.000	219,164.290	705,800	175,290,429 (19,390,627,310)
15-Jul-05	Share issuance to CEO	527.000	219,691.290	1,295,655	176,586,084 (19,533,952,646)

* "Total Capital" includes share capital and share premium.

Note: Total number of shares increased by exercise of warrants and options in this semi-annual period was 6,944.444 and total amount of capital increased by exercise of warrants and options in the same period was US$5,000,000(JPY553,099,965).

<After Amendment>

(Omitted)

Note: After June 30, 2005, XFL issued shares as follows:

13-Jul-05	Share issuance related to Washington Analysis acquisition	798.000	218,881.290	2,000,000	174,526,297 (19,306,098,974)
15-Jul-05	Share issuance to a consultant	283.000	219,164.290	–	174,526,297 (19,306,098,974)
15-Jul-05	Share issuance to CEO	527.000	219,691.290	–	174, 526,297 (19,306,098,974)

* "Total Capital" includes share capital and share premium.

Note: Total number of shares increased by exercise of warrants and options in this semi-annual period was 6,944.444 and total amount of capital increased by exercise of warrants and options in the same period was US$5,000,000(JPY553,099,965).

VI. FINANCIAL CONDITION

1. Semi-annual Financial Information

(2) Financial Statements

① 1st half Balance Sheet

<Before Amendment>

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		1st half - prior year (As of June 30, 2004)		1st half - current year (As of June 30, 2005)		Fiscal year -prior year (As of December 31, 2004)	
Item	Note	Amount	(%)	Amount	(%)	Amount	(%)
(Assets)							
I Current assets							
Loan receivables from related companies		- (-)		2,400 (265,488)		3,000 (331,860)	
Other receivables	※5	23,976 (2,652,263)		78,914 (8,729,485)		27,318 (3,021,949)	
Other		4 (445)		- (-)		- (-)	
Total current assets		23,980 (2,652,709)	16.4	81,314 (8,994,973)	42.4	30,318 (3,353,809)	17.6
II Non-current assets							
Investments and other assets							
Investment in subsidiaries	※3	122,152 (13,512,442)		107,939 (11,940,266)		140,990 (15,596,350)	
Loan to shareholder		- (-)		2,414 (267,003)		- (-)	
Loan receivables from related companies		- (-)		- (-)		750 (82,965)	
Total investments and other assets		122,152 (13,512,442)	83.6	110,353 (12,207,270)	57.6	141,740 (15,679,315)	82.4
Total non-current assets		122,152 (13,512,442)	83.6	110,353 (12,207,270)	57.6	141,740 (15,679,315)	82.4
Total assets		146,132 (16,165,151)	100.0	191,667 (21,202,242)	100.0	172,059 (19,033,123)	100.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		1st half - prior year (As of June 30, 2004)		1st half - current year (As of June 30, 2005)		Fiscal year -prior year (As of December 31, 2004)	
Item	Note	Amount	(%)	Amount	(%)	Amount	(%)
(Liabilities)							
I Current liabilities							
Other payable	※5	12,568 (1,390,311)		224 (24,825)		342 (37,803)	
Accrued expenses		764 (84,514)		64 (7,080)		64 (7,080)	
Other payable to shareholders	※2	- (-)		1,000 (110,620)		19,788 (2,188,919)	
Promissory note (non-operating)	※1	12,000 (1,327,440)		- (-)		- (-)	
Total current liabilities		25,332 (2,802,265)	17.3	1,288 (142,525)	0.7	20,193 (2,233,801)	11.7
II Non-current liabilities							
Long-term other payable	※2	- (-)		6,733 (744,841)		- (-)	
Total Non-current liabilities		- (-)	-	6,733 (744,841)	3.5	- (-)	-
Total liabilities		25,332 (2,802,265)	17.3	8,022 (887,366)	4.2	20,193 (2,233,801)	11.7
(Capital and reserves)							
I Share capital	※6	423 (46,770)	0.3	559 (61,857)	0.3	522 (57,739)	0.3
II Capital surplus							
Share premium		121,038 (13,389,261)		171,967 (19,023,002)		155,025 (17,148,836)	
Other capital surplus							
Suspense account of share exchange	※4	2,604 (288,000)		16,476 (1,822,614)		2,604 (288,000)	
Total capital surplus		123,642 (13,677,260)	84.6	188,443 (20,845,616)	98.3	157,628 (17,436,836)	91.6
III Retained losses							
Accumulated loss carried forward		3,265 (361,144)		5,357 (592,598)		6,285 (695,253)	
Total retained losses		△ 3,265 (△ 361,144)	△ 2.2	△ 5,357 (△ 592,598)	△ 2.8	△ 6,285 (△ 695,253)	△3.6
Total shareholders' equity		120,800 (13,362,886)	82.7	183,646 (20,314,876)	95.8	151,865 (16,799,323)	88.3
Total liabilities and shareholders' equity		146,132 (16,165,151)	100.0	191,667 (21,202,242)	100.0	172,059 (19,033,123)	100.0

<After Amendment>

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	1st half - prior year (As of June 30, 2004) Amount	(%)	1st half - current year (As of June 30, 2005) Amount	(%)	Fiscal year -prior year (As of December 31, 2004) Amount	(%)
(Assets)							
I Current assets							
Loan receivables from related companies		- (-)		2,400 (265,488)		3,000 (331,860)	
Other receivables	※5	23,976 (2,652,263)		78,914 (8,729,485)		27,318 (3,021,949)	
Other		4 (445)		- (-)		- (-)	
Total current assets		23,980 (2,652,709)	16.4	81,314 (8,994,973)	43.3	30,318 (3,353,809)	17.6
II Non-current assets							
Investments and other assets							
Investment in subsidiaries	※3	122,152 (13,512,442)		104,089 (11,514,329)		140,990 (15,596,350)	
Loan to shareholder		- (-)		2,414 (267,003)		- (-)	
Loan receivables from related companies		- (-)		- (-)		750 (82,965)	
Total investments and other assets		122,152 (13,512,442)	83.6	106,503 (11,781,332)	56.7	141,740 (15,679,315)	82.4
Total non-current assets		122,152 (13,512,442)	83.6	106,503 (11,781,332)	56.7	141,740 (15,679,315)	82.4
Total assets		146,132 (16,165,151)	100.0	187,817 (20,776,305)	100.0	172,059 (19,033,123)	100.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		1st half - prior year (As of June 30, 2004)		1st half - current year (As of June 30, 2005)		Fiscal year -prior year (As of December 31, 2004)	
Item	Note	Amount	(%)	Amount	(%)	Amount	(%)
(Liabilities)							
I Current liabilities							
Other payable	※5	12,568 (1,390,311)		224 (24,825)		342 (37,803)	
Accrued expenses		764 (84,514)		64 (7,080)		64 (7,080)	
Other payable to shareholders	※2	- (-)		1,000 (110,620)		19,788 (2,188,919)	
Promissory note (non-operating)	※1	12,000 (1,327,440)		- (-)		- (-)	
Total current liabilities		25,332 (2,802,265)	17.3	1,288 (142,525)	0.7	20,193 (2,233,801)	11.7
II Non-current liabilities							
Long-term other payable	※2	- (-)		6,733 (744,841)		- (-)	
Total Non-current liabilities		- (-)	-	6,733 (744,841)	3.6	- (-)	-
Total liabilities		25,332 (2,802,265)	17.3	8,022 (887,366)	4.3	20,193 (2,233,801)	11.7
(Capital and reserves)							
I Share capital	※6	423 (46,770)	0.3	559 (61,857)	0.3	522 (57,739)	0.3
II Capital surplus							
Share premium		121,038 (13,389,261)		171,967 (19,023,002)		155,025 (17,148,836)	
Other capital surplus							
Suspense account of share exchange	※4	2,604 (288,000)		12,626 (1,396,677)		2,604 (288,000)	
Total capital surplus		123,642 (13,677,260)	84.6	184,593 (20,419,679)	98.3	157,628 (17,436,836)	91.6
III Retained losses							
Accumulated loss carried forward		3,265 (361,144)		5,357 (592,598)		6,285 (695,253)	
Total retained losses		△ 3,265 (△ 361,144)	△ 2.2	△ 5,357 (△ 592,598)	△ 2.9	△ 6,285 (△ 695,253)	△3.6
Total shareholders' equity		120,800 (13,362,886)	82.7	179,795 (19,888,939)	95.7	151,865 (16,799,323)	88.3
Total liabilities and shareholders' equity		146,132 (16,165,151)	100.0	187,817 (20,776,305)	100.0	172,059 (19,033,123)	100.0

RECEIVED

2006 JUN -2 A 10:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Translation]

(Cover Sheet)

Filing Document:	Amendment to Securities Report
Addressee of the Filing:	The Director of Kanto Local Finance Bureau
Filing Date of Amendment of SRS:	November 24, 2005
Name of the Issuer:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8351
Name of Liaison Contact:	Kensuke Ambe Nobuhiko Shimose Katsumasa Suzuki Aya Ogawa Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo
Phone Number:	03-6212-8351

1 【Reason for Filing this Amendment to Securities Report】

Since there are some points in Securities Report dated June 10, 2005 (as amended by the Amendment to Securities Report dated July 4, 2005), which should be amended, we hereby file this Amendment to Securities Report to amend the relevant descriptions.

2 【Amended Section】

3 【Amended Parts】

Amended parts are shown with underline.

PART I CORPORATE INFORMATION

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc.

(2) Total number of shares issued and changes in capital stock

<Before Amendment>

(omitted.)

Note: 1. "Total Capital" includes share capital and share premium.

2. The total number of shares increased related to the exercise of stock options is 23,587,588 (reflecting the 1-for-2000 reverse stock split approved by the Company's shareholders on August 24, 2004) and the total amount of capital increased related to the exercise of stock options is US$ 60,481 (JPY 6,302,725).

<After Amendment>

(omitted.)

Note: 1. "Total Capital" includes share capital and share premium.

2. There has been no change in the total number of shares and the total amount of capital due to the exercise of stock options.

6

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance to Acquire China Advertising Agency

HONG KONG, November 24, 2005 - Xinhua Finance Ltd. (TSE Mothers: 9399 and OTC: XHFNY), China's premier financial services and media company, today announced it has signed an agreement to acquire China advertising group Ming Shing International Ltd. (Ming Shing). The acquisition is expected to significantly advance Xinhua Finance's strategy of leveraging the value of its existing content and enhancing its distribution capabilities in China's financial media markets.

Ming Shing's CEPA (Closer Economic Partnership Arrangement) license, held through a Hong Kong subsidiary, gives preferred access to the mainland China advertising market. Along with its capabilities in the financial services marketplace, Ming Shing specializes in TV, radio, and print media.

Ming Shing's license would augment Xinhua Finance's recent acquisition of Beijing Century Media Culture, which produces television programs in China, and the acquisition of EconWorld, which publishes a financial magazine in China. Ming Shing's advertising license would enable Xinhua Finance to derive revenue from an array of media platforms.

This new advertising revenue stream would enhance Xinhua Finance's existing business model and leverage the Company's current customer base of financial institutions and corporations, all of which are prime candidates for advertising through the Company's range of financial media distribution channels.

The acquisition is subject to completion of due diligence and execution of final documentation, and is expected to complete in January 2006.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

Transaction Details:

1. Reason for the Acquisition

The acquisition advances Xinhua Finance's strategy of leveraging the value of its existing content offerings and enhancing distribution and financial markets communications capabilities across China.

2. Method of the acquisition

Prior to completion, which is expected to occur in January 2006, the vendor will complete a reorganization pursuant to which all of the outstanding shares of Hong Kong companies Trinity Advertising Agency Limited and Active Advertising Agency Limited, along with various PRC domestic companies, will be transferred to Ming Shing. Xinhua Finance Limited will acquire all issued shares of Ming Shing from Lu Chin Chien. There will be an initial cash payment of USD 31 million, followed by further payments based upon Ming Shing's financial performance over the next three years.

3. Description of the acquired corporation

Trade name: Ming Shing International Limited
Representative: Lu Chin Chien
Address: Room 1706, Building A, Fudun Center, 58. Southern Road of Third Ring Road
Beijing
Zip 100022
Date of Incorporation: October 6 2005
Business: Advertising
Fiscal year: 31 December
Number of Employees: Approximately 150
Offices: Hong Kong, Beijing, Shanghai

4. Schedule of the acquisition

24/11/2005 Signing Conditional Purchase Agreement
On or about 15 December 2005: payment of initial purchase price

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

January 2006: transfer of shares of Ming Shing

5. Seller information

Name: Lu Chin Chien

6. The number of shares and percentage in the total issued shares in the acquired corporation before and after acquisition

Before the acquisition: 0

After the acquisitions: 1,000 shares, 100%.

7. Expected Impact on the Consolidated Results of the Operations of the Reporting Company

The Company expects that this acquisition, if completed, will make a material contribution to revenue and net income in 2006 in the absence of unforeseen circumstances. A further announcement will be made at a later date as necessary.

More information:

Xinhua Finance

Hong Kong

Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com

Japan

Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)

Japan

Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States

Mr. Yuhau Lin, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

新華財經
XINHUA FINANCE

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Rooted in China with a global presence, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in 1999 and based in Hong Kong, the Company has 17 offices and 22 news bureaus across Asia, Australia, North America and Europe and covers key Chinese and international markets.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and does not constitute offer to sale the shares of the Company and may not be relied as information to make investment decision by any investor. The investors should read the Prospectus and consider the risk factors together with other information contained therein when they make an investment decision. The issuance of the shares will be made by way of the limited third party allottee and the Company will not offer the shares to the public.

This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

RECEIVED
2006 JUN -2 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance to issue shares by way of third party allotment

HONG KONG, November 24, 2005 - Xinhua Finance Limited (TSE Mothers: 9399 and OTC: XHFNY), China's premier financial services and media company, today announced commencement of an issuance of shares by way of limited third party allotment. The maximum number of shares that will be issued is 152,626 and the price per share will be USD 566 (JPY 65,520). The initial allottee for the shares will be Nissin Co. Ltd. The total number of shares to be issued and the identity of the other allottes will be announced by the Company on or about 7 December 2005, and the allotment is expected to complete on 15 December 2005.

Use of proceeds will be allocated to the repayment of borrowings, the funding of working capital and investment associated with mergers and acquisitions.

In line with the Company's growth strategy and as part of its next stage of development, Xinhua Finance is expanding into China's financial media market. Strategic China acquisitions are expected to add new content and distribution channels through print, broadcast and online channels for Xinhua Finance's products and services and leverage the capabilities of the Company's existing service lines of Indices, Ratings, Financial News and Investor Relations. This financing will contribute to achievement of the Company's strategy.

Xinhua Finance currently holds a leading position in China's under-served desktop terminal market, with a focus on commodities and futures data, and intends to expand into other key asset classes such as equity, fixed income and foreign exchange. Expanding the delivery capabilities for its content, Xinhua Finance acquired financial publisher EconWorld Media earlier this year, and also has entered into an agreement today to acquire Ming Shing International Limited, a China advertising agency, which would add advertising revenue streams to the Company's current growth model.

ends

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

More information:
Xinhua Finance
Hong Kong
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Mr. Yuhau Lin, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Rooted in China with a global presence, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in 1999 and based in Hong Kong, the Company has 17 offices and 22 news bureaus across Asia, Australia, North America and Europe and covers key Chinese and international markets.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and does not constitute offer to sell the shares of the Company and may not be relied on as information to make investment decisions by any investor. Investors should read the Prospectus and consider the risk factors together with other information contained therein when they make an investment decision. The issuance of the shares will be made by way of limited third party allotment and the Company will not offer the shares to the public.

This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

8

新華財經
XINHUA FINANCE

December 7, 2005

To whom it may concern:

Xinhua Finance Limited
CEO Fredy Bush
(TSE Mothers, 9399)
Contact info. for inquiries (foreign) Director
Corporate Communications
Joy Tsang
TEL: Hong Kong 852-3196-3983
Contact info. for inquiries (domestic) Managing Director
Investor Relations Sun Jiong
TEL: 03-3221-9500

Notice Regarding the Determination of Allottee of New Shares Issued through Third Party Allotment and Change in Major Shareholder

Xinhua Finance ("the Company") hereby notifies the determination of the allottees of new shares that will be issued as announced on November 24, 2005 in the "Notice Regarding Third Party Stock Allotment." Also, the Company hereby notifies the expected change in major shareholder.

I. Determination of Allottees of New Shares Issued through Third Party Allotment

1. Overview of Allottees

Name	Nissin Co., Ltd. (TSE 1st section)
Number of shares to be allotted	99,937 shares
Total issue price	JPY6,547,872,240

Name	DKR SOUNDSHORE OASIS HOLDING FUND LTD
Number of shares to be allotted	30,525 shares
Total issue price	JPY1,999,998,000
Location of the head office	29 Richmond Road

	Pembroke HM08, Bermuda		
Name of the representative	Director Brad Caswell		
Main business description	Integrated financial business		
Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	N/A
		Shares of the Company held by the allottee	N/A
	Business relationship	N/A	
	Directorship relationship	N/A	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company if it sells all or a part of shares allotted within two years of the issue date.		

Name	Alpha Pacific Qualified Master Fund, Ltd.		
Number of shares to be allotted	7,631 shares		
Total issue price	JPY499,983,120		
Location of the head office	South Church Street, George Town Grand Cayman, Cayman Island		
Name of the representative	Director Quinn Riordan		
Main business description	Integrated financial business		
Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	N/A
		Shares of the Company held by the allottee	N/A
	Business relationship	N/A	
	Directorship relationship	N/A	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company if it sells all or a part of shares allotted within two years of the issue date.		

Name	Sigma Gain Co., Ltd.

Number of shares to be allotted	7,500 shares		
Total issue price	JPY491,400,000		
Location of the registered head office	7-15-7 Roppongi Minato-ku Tokyo, Japan		
Name and title of the representative	Nobutetsu Iwamoto Representative Director		
Amount of the share capital as of July 29, 2005	4,364 million yen		
Major shareholders and their shareholding ratio as of July 29, 2005	KIWAMI 2 Investment Partnership (47.75%) KIWAMI 1 Investment Partnership (15.91%)		
Main business description	Investment, real estate, support on management strategy, retail		
Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	N/A
		Shares of the Company held by the allottee	N/A
	Business relationship	N/A	
	Directorship relationship	N/A	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company if it sells all or a part of shares allotted within two years of the issue date.		

Name	The Master Trust Bank of Japan, Ltd. (annuity account)
Number of shares to be allotted	2,209 shares
Total issue price	JPY144,733,680
Location of the registered head office	2-11-3 Hamamatsu-cho Minato-ku Tokyo, Japan
Name and title of the representative	Keiichi Toyokawa President and Director
Amount of the share capital as of September 30, 2005	10,000 million yen
Major shareholders and their shareholding ratio as of September 30, 2005	Mitsubishi UFJ Trust and Banking Corporation (46.5%) Nippon Life Insurance Company (33.5%) Meiji Yasuda Life Insurance Company (10.0%) The Norinchukin Trust and Banking Co., Ltd. (10.0%)
Main business description	Trust banking business

Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	N/A
		Shares of the Company held by the allottee	N/A
	Business relationship	N/A	
	Directorship relationship	N/A	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company if it sells all or a part of shares allotted within two years of the issue date.		

Name	Yamato Life Insurance Co.		
Number of shares to be allotted	2,000 shares		
Total issue price	JPY131,040,000		
Location of the registered head office	1-1-7 Uchisaiwai-cho Chiyoda-ku Tokyo, Japan		
Name and title of the representative	Takeo Nakazono President and Director		
Amount of the share capital as of March 31, 2005	12,087 million yen		
Major shareholders and their shareholding ratio as of March 31, 2005	Kumiai Yamato Family Club (7.66%) eBANK Corporation (7.44%) Nanbu Enterprise Co., Ltd. (6.44%)		
Main business description	Sale of life insurance products		
Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	N/A
		Shares of the Company held by the allottee	N/A
	Business relationship	N/A	
	Directorship relationship	N/A	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company if it sells all or a part of shares allotted within two years of the issue date.		

Name	Seven Seas Asset Management Co., Ltd.

Number of shares to be allotted	1,530 shares		
Total issue price	JPY100,245,600		
Location of the registered head office	6-59 Kagurazaka Shinjuku-ku, Tokyo, Japan		
Name and title of the representative	Hirotaka Todo President and Representative Director		
Amount of the share capital as of March 31, 2005	10 million yen		
Major shareholders and their shareholding ratio as of March 31, 2005	Seven Seas Holdings Co., Ltd. (100.00%)		
Main business description	Real estate administration and securities management		
Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	N/A
		Shares of the Company held by the allottee	N/A
	Business relationship	N/A	
	Directorship relationship	N/A	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company if it sells all or a part of shares allotted within two years of the issue date.		

Name	Japan Trusty Services Bank, Ltd. (annuity account)
Number of shares to be allotted	683 shares
Total issue price	JPY44,750,160
Location of the registered head office	8-11, Harumi 1-Chome Chuo-ku Tokyo, Japan
Name and title of the representative	Fujio Ido President and Representative Director
Amount of the share capital as of September 30, 2005	51,000 million yen
Major shareholders and their shareholding ratio as of September 30, 2005	Resona Bank, Ltd. (33.33%) The Sumitomo Trust and Banking Co., Ltd. (33.33%) Mitsui Trust Holdings, Inc. (33.33%)
Main business description	Trust banking business

Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	N/A
		Shares of the Company held by the allottee	N/A
	Business relationship	N/A	
	Directorship relationship	N/A	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company if it sells all or a part of shares allotted within two years of the issue date.		

Name	The Nomura Trust and Banking Co., Ltd. (investment trust account)		
Number of shares to be allotted	332 shares		
Total issue price	JPY21,752,640		
Location of the registered head office	2-2-2 Otemachi Chiyoda-ku Tokyo, Japan		
Name and title of the representative	Makoto Sonobe President and Representative Executive Officer		
Amount of the share capital as of September 30, 2005	30,000 million yen		
Major shareholders and their shareholding ratio as of September 30, 2005	Nomura Holdings, Inc. (100.00%)		
Main business description	Trust banking business		
Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	N/A
		Shares of the Company held by the allottee	N/A
	Business relationship	N/A	
	Directorship relationship	N/A	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company if it sells all or a part of shares allotted within two years of the issue date.		

Name	The Master Trust Bank of Japan, Ltd. (investment trust account)		
Number of shares to be allotted	279 shares		
Total issue price	JPY18,280,080		
Location of the registered head office	2-11-3 Hamamatsu-cho Minato-ku Tokyo, Japan		
Name and title of the representative	Keiichi Toyokawa President and Director		
Amount of the share capital as of December 1, 2005	10,000 million yen		
Major shareholders and their shareholding ratio as of December 1, 2005	Mitsubishi UFJ Trust and Banking Corporation (46.5%) Nippon Life Insurance Company (33.5%) Meiji Yasuda Life Insurance Company (10.0%) The Norinchukin Trust and Banking Co., Ltd. (10.0%)		
Main business description	Trust banking business		
Relationship with the Company	Capital relationship	Shares of the allottee held by the Company	N/A
		Shares of the Company held by the allottee	N/A
	Business relationship	N/A	
	Directorship relationship	N/A	
Matters related to holding of such shares	The Company intends to request the allottee to promise to report to the Company if it sells all or a part of shares allotted within two years of the issue date.		

2. Major shareholders after the allotment
   (1) Nissin 121,060.015 shares, 14.85%
   (2) Patriarch Partners and Affiliates 65,754 shares, 8.06%
   (3) Fredy Bush Family Trust 43,980 shares, 5.39%
   (4) DKR SOUNDSHORE OASIS HOLDING FUND LTD. 30,525 shares, 3.74%
   (5) Xinhua Development Holdings Ltd. 28,152 shares, 3.45%

II. Change in Major Shareholder

1. Reason for the Change

   The following change in major shareholder is expected as a result of this third party allotment.

2. Info on the shareholder

Name: Nissin Co., Ltd.
Address: (omitted)
Representative: President and Representative Director Kunihiko Sakioka
Business description: Loans for business owners

Name, etc. of the aforementioned shareholder (Nissin) is written down above in "I. Determination of Allottees of New Shares Issued through Third Party Allotment - 1. Overview of Allottees."

3. Number of voting rights (ownership shares) of Nissin and the ratio to the total number of voting rights (total number of shares issued)

Before the Change: Nissin 21,123(voting rights), 21,123.015(shares), 3.19%, 7 (rank order)
After the Change: Nissin 121,060(voting rights), 121,060.015(shares), 14.85%, 1 (rank order)

(Note1) Nissin's number of voting rights and of shares is calculated as follows:
Before the Change: Nissin's number of voting rights and of shares as of April 22, 2005 as recorded in the shareholders register is 21,123 and 21123.015, respectively.
After the Change: Nissin's number of voting rights and of shares is calculated by adding shares to be allotted to Nissin through this third-party allotment to the numbers before the change. (121,060 and 121,060.015)

(Note2) Total number of voting rights is calculated as follows:
Before the Change: Total number of voting rights based on the total number of shares issued as of November 24, 2005: 662,851
After the Change: Total number of voting rights based on the total number of shares issued after the allotment: 815,477

4. Expected date of the Change
December 15, 2005

9

December 15, 2005

Dear Sirs,

Notice Regarding the Adjustments in Financial Forecasts

Name of the Company:	Xinhua Finance Limited
Representative:	Chief Executive Officer, Fredy Bush (Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Hong Kong 852-3196-3939)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

Xinhua Finance Limited (the Company) hereby announces that, as described below, it has revised its consolidated financial forecasts, which were made public on February 15, 2005, at the time of the announcement of the Financial Results for the year ended December 31, 2004, and thereafter revised on October 12, 2005.

1. Adjustment in consolidated financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2005 (January 1, 2005 – December 31, 2005)

(units: thousands of US dollars (thousands of JPY) except for %)

	Sales	EBITDA	Operating Income/ (Loss △)	Ordinary Income/ (Loss △)	Net Income/ (Loss △)
Previous Projections[1] (A)	105,738 (11,968,493)	16,718 (1,892,274)	2,417 (273,553)	2,183 (247,046)	269 (30,480)
Revised Projections[2] (B)	105,738 (11,968,493)	16,718 (1,892,274)	2,869 (324,733)	△2,003 (△226,777)	△ 3,013 △(340,984)
Difference (B - A)	-	-	452 (51,180)	-4,186 (-473,823)	-3,282 (-371,464)
Percent Change[3] (%)	0%	0%	+19%	-192%	-1,220%
(for reference only) Previous Year's Results[3] (year ended Dec 31, 2004)	59,689 (6,220,187)	4,230 (440,798)	△4,134 (△430,815)	△9,100 (△948,311)	△9,305 (△969,712)

1. Exchange rate used for previous projections: USD1 = ¥113.19, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of September 30, 2005.
2. Exchange rate used for adjusted projections: USD1 = ¥113.19, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of September 30, 2005.
3. Exchange rate used for previous year's results: USD1 = ¥104.21, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 31, 2004.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

2. Reason for the adjustment

Reasons for adjusting the forecast include financing costs incurred from the issuance of shares by way of limited third party allotment completed on December 15, 2005, and positive impact from the sale of non-core assets.

3. No adjustment is necessary for non-consolidated financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2005 (January 1, 2005 – December 31, 2005).

<For Reference Only (IFRS)>

1. Adjustment in consolidated financial forecasts (IFRS) for the fiscal year ending December 31, 2005 (January 1, 2005 – December 31, 2005)

(units: thousands of US dollars (thousands of JPY) except for %)

	Sales	**EBITDA**	**Net Income/ (Loss △)**
Previous Projections[1] (A)	105,738 (11,968,493)	16,718 (1,892,274)	7,637 (864,405)
Revised Projections[2] (B)	105,738 (11,968,493)	16,718 (1,892,274)	8,993 (1,017,944)
Difference (B - A)	-	-	1,356 (153,539)
Percent Change[3] (%)	0%	0%	+18%
(for reference only) Previous Year's Results[3] (year ended Dec 31, 2004)	59,690 (6,220,187)	4,577 (476,969)	△1,420 (△147,958)

1. Exchange rate used for previous projections: USD1 = ¥113.19, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of September 30, 2005.
2. Exchange rate used for adjusted projections: USD1 = ¥113.19, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of September 30, 2005.
3. Exchange rate used for previous year's results: USD1 = ¥104.21, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 31, 2004.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

(10)

【COVER SHEET】	
【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	December 15, 2005
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Kensuke Ambe, Attorney-at-Law
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5223-7777
【Name of Contacts】	Nobuhiko Shimose, Katsumasa Suzuki and Aya Ogawa, Attorneys-at-Law
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1. Reason for submission

As the change in major shareholder of Xinhua Finance Limited (the Company) has been occurred as a result of the third party allotment, the Company now submits this Extraordinary Report in accordance with the provisions of Article 24-5(4) of the Securities and Exchange Law, and Article 19(2)(ⅳ) of the Cabinet Ordinance Concerning the Disclosure of Corporate Affairs.

2. Content of report

Change in Major shareholder

(1) Information on the shareholder to become a major shareholder

Name: Nissin Co., Ltd.

(2) Number of voting rights (ownership shares) of Nissin and the ratio to the total number of voting rights (total number of shares issued)

Before the Change: Nissin 21,123(voting rights), 3.19%

After the Change: Nissin 121,060 (voting rights), 14.85%

(Note) Total number of voting rights is calculated as follows:

Before the Change: Total number of voting rights based on the total number of shares issued before the allotment: 662,851

After the Change: Total number of voting rights based on the total number of shares issued after the allotment: 815,477

(3) Date of the Change
December 15, 2005

(4) Other information
The amount of the capital as of the date of the submission of this report is HKD 16,309,545.8 (JPY 243,501,518)

(Note) The conversion of HK dollars into Japanese yen is calculated by the selling and buying currency exchange rate (middle rate) by telegraphic transfer on October 31, 2005 by The Bank of Tokyo-Mitsubishi, Ltd., which is HKD1.00 = ￥14.93

(11)

RECEIVED
2006 JUN -2 A 10:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance Acquires Chinese Advertising Agency

HONG KONG, January 12, 2006 - Xinhua Finance Limited (TSE Mothers: 9399 and OTC: XHFNY), China's premier financial information and media company, today announced it has completed the acquisition of Chinese advertising group Ming Shing International Ltd. (Ming Shing). This acquisition will generate a new stream of advertising revenue for Xinhua Finance by leveraging its existing content and client base. Ming Shing, which will soon be rebranded as Xinhua Finance Media Advertising Limited, is profitable and is expected to make a positive contribution to the Company's net income in 2006.

The advertising group specializes in TV, radio and print, which are the same domains that Xinhua Finance is moving into to leverage its content. Its expertise can further augment the media distribution platforms that the Company is developing through recent acquisitions including the purchase of Beijing Century Media Culture, which produces television programs in China, and the acquisition of EconWorld, which publishes a financial magazine in China.

"The specialties of the advertising agency are expected to significantly advance Xinhua Finance's strategy of leveraging the value of our existing content across multiple distribution platforms in China," said Fredy Bush, Xinhua Finance CEO, "and enable us to utilize the advertising slots which we obtain from providing the existing content to various media distribution channels in China to generate advertising revenue which the Company does not currently get."

"Xinhua Finance' s solid customer base of financial institutions and corporations include prime candidates for advertising. Together with its brand recognition in the financial markets, Xinhua Finance will serve as a strong support for our growth particularly in the financial industry," said Teddy Liu, General Manager of Ming Shing. "The potential international advertisers from its clientele will also enrich us with a global component."

Furthermore, Ming Shing's CEPA (Closer Economic Partnership Arrangement) certificate, held

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

through Hong Kong subsidiary Active Advertising Agency Limited, gives preferred access to China's advertising market.

The new unit is expected to contribute to Xinhua Finance's performance by generating an estimated USD 25 million of revenue, USD 6 million of EBITDA and USD 5.5 million of ordinary income in 2006 in the absence of unforeseen events. The acquisition is expected to positively contribute to net income under IFRS and, after amortization of goodwill, under Japan GAAP. The amount of goodwill amortization under Japan GAAP is expected to be approximately USD 4 million in 2006. The transaction was completed on January 12, 2006.

Transaction Details:

1. Reason for the Acquisition

The acquisition advances Xinhua Finance's strategy of leveraging the value of its existing content offerings and enhancing distribution and financial markets communications capabilities across China.

2. Method of the acquisition

Prior to completion, the vendor undertook a reorganization pursuant to which all of the outstanding shares of Hong Kong company Active Advertising Agency Limited, along with various PRC domestic companies, were transferred to Ming Shing.

Hong Kong company Trinity Advertising Agency Limited was not included in the acquisition for strategic reasons, and as a result the initial cash payment was reduced from USD 31 million to 29 million. Further payments in cash and stock will be payable based upon Ming Shing's financial performance in 2005, 2006 and 2007.

3. Description of the acquired corporation

Trade name: Ming Shing International Limited
Representative: Lu Chin Chien
Address: Room 1706, Building A, Fudun Center, 58. Southern Road of Third Ring Road Beijing

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

Zip 100022
Date of Incorporation: October 6 2005
Business: Advertising
Fiscal year: 31 December
Number of Employees: Approximately 150
Offices: Hong Kong, Beijing, Shanghai

4. Seller information
Name: Lu Chin Chien

5. The number of shares and percentage in the total issued shares in the acquired corporation before and after acquisition
Before the acquisition: 0
After the acquisitions: 1,000 shares, 100%.

6. Expected Impact on the Consolidated Results of the Operations of the Reporting Company
The new unit is expected to contribute to Xinhua Finance's performance by generating an estimated USD 25 million of revenue, USD 6 million of EBITDA and USD 5.5 million of ordinary income in 2006. The acquisition is expected to positively contribute to net income under International Financial Reporting Standards and, after amortization of goodwill, under Japan GAAP. The amount of goodwill amortization under Japan GAAP is expected to be approximately USD 4 million in 2006.

More information:
Xinhua Finance
Hong Kong
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

新華財經
XINHUA FINANCE

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Mr. David Leeney, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial information and media company and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Rooted in China with a global presence, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in 1999, the Company has 17 offices and 22 news bureaus across Asia, Australia, North America and Europe and covers key Chinese and international markets.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and does not constitute an offer to sale the shares of the Company and should not be relied upon as information to make investment decisions by any investor. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Information on these and other factors is detailed in the Company's securities report for the year ending December 31, 2004, subsequent quarterly filings, and other documents filed by the Company with the Tokyo Stock Exchange.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

(12)

January 23, 2006

Dear Sirs

Name of the Company:	Xinhua Finance Limited
Representative:	Chief Executive Officer, Fredy Bush (Code Number : 9399)
Inquiries to:	Senior General Counsel, John McLean (TEL: Hong Kong 852-3196-3939)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

Announcement of the Issuance of the Stock Options (stock acquisition rights)

We advise you that our board of directors has decided to issue the stock acquisition rights as below on January 23, 2006.

I. Reason for issuing the Stock Options

The Company determined to issue stock options to certain non-executive directors to enhance their commitment to the management of the Company and give incentives for further increasing corporate value.

II. Terms and Conditions of the Stock Options

1. Issuance of stock options to two independent board members

(1) Issue Date of stock options		January 31 2006
(2) Number of stock options		2
(3) Issue Price of stock options		No consideration shall be paid
(4) Class and number of shares underlying the stock options	Common Stock	5,000 shares (2,500 shares per option)
(5) Amount to be paid upon the exercise of each stock		The amount to be paid upon the exercise of each

option		stock option is Japanese Yen 74,247 per share, which is the average closing price of the shares of the Company for fifteen trading days up to and including 20 January on the Tokyo Stock Exchange Inc.
(6) Exercise period of stock options		From January 31, 2006 until January 31, 2009.
(7) Amount to be added to the stated capital for each share to be issuable upon exercise of stock options		20 Hong Kong dollars
(8) Allottees of stock options		Two independent directors of the Company

2. Issuance of stock options to each board members who is head of a committee and each of the other non executive directors

(1) Issue Date of stock options		January 31, 2006
(2) Number of stock options		5
(3) Issue Price of stock options		No consideration shall be paid
(4) Class and number of shares underlying the stock options	Common Stock	6,000 shares (1,500 per option for two committee heads and 1,000 per option for three non-executive directors)

(5) Amount to be paid upon the exercise of each stock option	The amount to be paid upon the exercise of each stock option is Japanese Yen 71,844 per share, which is the average closing price of the shares of the Company for the 90 days ending 31 December 2005 on the Tokyo Stock Exchange Inc.
(6) Exercise period of stock options	From January 31, 2006 until January 31, 2016
(7) Amount to be added to the stated capital for each share to be issuable upon exercise of stock options	20 Hong Kong Dollars
(8) Allottees of stock options	Each board member who is head of a committee and each of the non executive directors

/13

RECEIVED
2006 JUN -2 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	January 31, 2006
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5223-7777
【Name of Contacts】	Attorney-in-law, Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6212-8323
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason for the Filing】

We hereby file this Extraordinary Report pursuant to the Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan and the Article 19, Paragraph 1 and 2-2 of the Ordinance Concerning Securities Company because Xinhua Finance Limited (the "Company"), as the Issuer of the securities, has commenced the offering of the securities in the places other than Japan.

2 【Report】

1 Series and Description of Securities

The stock options (hereinafter referred to as the "Stock Option") to obtain Par-value Common Shares of the Company (with par-value at HK$ 20.00 per share) (hereinafter referred to as the "Common Shares")

2 Description of the Stock Option

(1) Number of Options Issued

(i) Stock Option grant to independent directors: 5,000
(ii) Stock Option grant to directors/non-executive directors: 6,000

(2) Issue Price

Issued for free

(3) Total issue price

Nil

(4) Series and Number of Shares to be Issued by Exercising the Stock Option

(a) Series

Common Share of the Company

(b) Number

1 Share per 1 Stock Option

(5) Price to be paid in Exercising the Stock Option

(i) Stock Option grant to independent directors: JPY 74,247, which is the average closing price of the shares of the Company for fifteen trading days up to and including January 20, 2006 on the Tokyo Stock Exchange Inc.

(ii) Stock Option grant to chairmen of Audit and Compensation Committees /non-executive directors: JPY 71,844, which is the average closing price of the shares of the Company for the 90 days ending December 31, 2005.

(6) Vesting Period of the Stock Option

(i) Stock Option grant to independent directors: from January 31, 2006, to January 31, 2009.

(ii) Stock Option grant to chairmen of Audit and Compensation Committees /non-executive directors: from January 31, 2006, to January 31, 2016.

(7) Exercise of the Stock Option

The Stock Option is deemed to be exercised when written notice of such exercise has been given to the Company and the Company has received full payment of the Stock Options with respect to which the Option is exercised.

(8) Amount to be Capitalized in case where Shares are issued by exercising the Stock Options

HK$20.00 per share

(9) Transferability

The Stock Option is non-transferable.

3 Issuance Manner

Offering to non-executive directors of the Company

4 Name of the Underwriter

N/A

5 Offering Area

Countries in North America and in Asia (Ex-Japan)

6 Amount of Proceeds and Use of them

(1) Amount of Proceeds

N/A

(2) Use of Proceeds

N/A

7 Deliver Date

January 31, 2006

8 Name of the Stock Exchange the Securities are Listed on

N/A

9 Capital Amount (as of December 31, 2005)

USD 226,527,192 YEN 26,700,307,066.66

Note: The conversion of U.S. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 31, 2005, which is US$1.00 = ¥117.868

(14)

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance Achieves Full Year Profitability

Record revenue, EBITDA and net income exceed forecasts for the full year 2005

SHANGHAI, February 14, 2006 - Xinhua Finance (TSE Mothers: 9399, OTC ADR: XHFNY), China's unchallenged leader in financial information and media, today reported net income of US$10.3 million for the full year 2005 under International Financial Reporting Standards ("IFRS"). Net income was significantly ahead of the full year forecast, which was revised upward in December 2005 to US$9.0 million. The company has continued to see significant growth across its global service lines. The record financial results for the full year are further evidence that management's focused strategy for profitable growth is driving shareholder value and that Xinhua Finance is well-positioned to capitalize on its promising business prospects in China and worldwide.

Total revenue for the full year ended December 31, 2005 was US$110.0 million, an 84% increase over the full year 2004, surpassing the forecast of US$105.7 million by US$4.3 million or 4%. EBITDA, an important international measure of high growth companies such as Xinhua Finance, was US$21.2 million, a 364% increase from prior year EBITDA of US$4.6 million, beating the US$16.7 million forecast by 27%.

Fredy Bush, CEO of Xinhua Finance, commented, "We are proud to have surpassed our full year revenue and EBITDA targets to deliver net income significantly ahead of expectations. Fiscal 2005 was a landmark year for Xinhua Finance, both financially and operationally. Continued strong demand for our China products as well as positive developments in China's regulatory environment drove growth across all of our business lines. We have seamlessly integrated our recent acquisitions into the group, and they already are strengthening our product portfolio and contributing to bottom line profit."

"Looking forward to 2006, we expect to continue to advance our strategy to extend our distribution capabilities in China and penetrate the financial media sector. Our core businesses continue to grow. By improving the quality and depth of our proprietary content, we are creating additional leverage to develop these financial media distribution channels and diversify into new and lucrative revenue streams."

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

CFO **Gordon Lau** added, "Xinhua Finance achieved record financial performance in fiscal 2005. Revenue, EBITDA and net income were at all time highs, a direct result of our disciplined approach to expand our margins and drive operational efficiencies. EBITDA margin for the full year 2005 more than doubled from 7% in fiscal 2004. Given our continued strong performance and the robust demand for our China products, we are confident in achieving our full year 2006 forecasts."

ends

Full Year 2005 results vs. forecasts – unit: million USD

	2005 forecast	2005 actual	% change
Revenue	105.7	110.0	4%
EBITDA	16.7	21.2(1)	27%
Net Income	9.0	10.3	14%

Full Year 2006 forecasts – unit: million USD

	For 6 months	For the year
Revenue	74.7	166.0
EBITDA	11.5	25.6
Net Income	6.4	13.8

Full Year 2005 results (Japan GAAP(2)) – unit: million USD

	2005 actual
Revenue	110.0
EBITDA	18.8(1)
Net Income (loss)(3)	(2.8)

(1) For FY2005 IFRS Reported EBITDA of US$21.2 mn and Japan GAAP Reported EBITDA of US$18.8 mn, the difference includes US$1.5 mn of one-time forex and sale of non-core assets gains, and US$0.9 mn of other GAAP reconciliatory items.

(2) The main reason for the discrepancy between IFRS and Japan GAAP is that Japanese accounting standards take a different approach to accounting for goodwill from acquisitions.

(3) Includes one-time charges of USD$4.4 million associated with fundraising activities.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

(Notes)

A. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.

B. Forecasts for fiscal 2006 are management estimates only; figures have not been audited or reviewed.

C. Performance estimates are determined based on information currently available. Due to unforeseen factors, actual performance may differ from estimates.

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 18 offices and 21 news bureaus across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

For further information,
Xinhua Finance
Japan: Mr Sun Jiong, +81-3-3500-5328, jsun@xinhuafinance.com
China: Ms Joy Tsang, +86-21-6113-5999, +86-136-2179-1577, +852-3196-3983, +852-9486-4364, joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan: Mr. James Hawrylak, +81 3 5733 2621, james.hawrylak@taylor-rafferty.com
United States: Mr. Brian Rafferty, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

(15)

February 14, 2006

Dear Sirs

XINHUA FINANCE

Name of the Company:	Xinhua Finance Limited
Representative:	Chief Executive Officer, Fredy Bush (Code Number : 9399)
Inquiries to:	Senior General Counsel, John McLean (TEL: Hong Kong 852-3196-3939)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

Announcement of the Issuance of Warrant (stock acquisition right)

We advise you that our board of directors has decided to issue the stock acquisition right as below on February 14th 2006.

I. Reason for issuing the Warrant

The Company determined to issue a warrant to Hyperion Investments Limited, a third party independent company ("Hyperion"), which will be acquiring a portfolio of securities from the Company. As a part of the transaction, the Company receives a 19% equity stake in Hyperion. Hyperion specializes in investing in securities of companies globally. The purpose for this issuance is as a part of consideration to Hyperion in the overall transaction.

II. Terms and Conditions of the Warrant

1. Issuance of warrant

(1) Issue Date of warrant	February 15th 2006	
(2) Number of warrants		1
(3) Issue Price of warrant		No consideration shall be paid
(4) Class and number of	Common Stock	20,000 shares

shares underlying the warrant	
(5) Amount to be paid for each share upon the exercise of the warrant	The amount per share to be paid upon exercise will be equal to 110 per cent of the closing market price of the shares of the Company on 15th February, 2006, the day of issuance of the warrant.
(6) Exercise period of warrant	From February 15, 2007 until February 15, 2009.
(7) Amount to be added to the stated capital for each share to be issuable upon exercise of warrant	20 Hong Kong dollars
(8) Allottees of warrant	Hyperion Investments Limited
(9) Matters in relation to the transfer restriction of warrant	The warrant is not transferable.

(16)

RECEIVED
2006 JUN -2 A 10:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[Translation]
COVER

Filing Document:	Extraordinary Report
For Submission to:	The Director, Kanto Local Finance Bureau
Filing Date:	February 16, 2006
Company Name:	Xinhua Finance Limited
Name and Title of Company Representative:	Fredy Bush, Chief Executive Officer
Address of Principal Office:	Codan Trust Company (Cayman) Limited Century Yard, Cricket Square, Hutchins Drive P.O. Box 2681GT, George Town, Grand Cayman British West Indies
Name of Legal Representative:	Kensuke Ambe, Attorney-at-Law
Address of Legal Representative:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 1-6-5 Marunouchi, Chiyoda-ku, Tokyo
Telephone number:	03-5223-7777
Names of Contacts:	Nobuhiko Shimose, Katsumasa Suzuki and Haruka Osawa Attorneys-at-Law
Contact Address:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 1-6-5 Marunouchi, Chiyoda-ku, Tokyo
Telephone Number:	03-6266-8520
Copy of Report Available for Public Inspection at:	Tokyo Stock Exchange, Inc. 2-1 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

1. Reason for Submission

As the offering of securities that Xinhua Finance Limited (the "Company") issues has been commenced outside Japan, the Company now submits this Extraordinary Report in accordance with the provisions of Article 24-5(4) of the Securities and Exchange Law, and Article 19(1) and (2)(ii) of the Cabinet Ordinance Concerning the Disclosure of Corporate Affairs.

2. Content of Report

(1) Type and description of securities to be issued

Stock option securities (the "Warrants") for acquiring par value common stock of the Company (the "Common Stock"), of which the nominal amount per share is 20 HK dollars

(2) Details of warrant securities

(i) Number to be issued
1 warrant

(ii) Issue price
Free of cost

(iii) Aggregate issue price
0 US dollar (0 yen)

(iv) Type and number of securities underlying the Warrants
(a) Type
Common Stock
(b) Number
20,000 shares per Warrant

(v) Amount to be paid in exercising the Warrants
82,500 yen per share

(vi) Exercise period of the Warrants

From February 15, 2007 to February 15, 2009

(vii) Conditions on exercise of Warrants

In order to exercise Warrants, it is required that written notice of the exercise of the Warrants is given to the Company and that the consideration for the Warrants to be exercised is paid in full.

(viii) Amount to be capitalized from the issue price of each share certificate issued in exchange for the exercise of a Warrant:

20 HK dollars per share

(ix) Matters concerning transfer of Warrants

Warrants may not be transferred.

(3) Method of issuance

Third party allotment to Hyperion Investments Limited

(4) Name of underwriter

Not applicable

(5) Offering area

Countries of North America

(6) Amount and use of proceeds from the new issuance

(i) Amount of proceeds from the new issuance

Not applicable

(ii) Use of proceeds from the new issuance

Not applicable

(7) Delivery date

February 15, 2006

(8) Name of the stock exchange where the securities are to be listed

Not applicable

(9) Current amount of capital (as of December 31, 2005)

USD 217,264,000 YEN 25,652,360,480

Note: The conversion of U.S. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 31, 2005, which is US$1.00 = ¥118.07

- End -

(17)

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance to Acquire Leading Chinese Risk Management Company

SHANGHAI, March 02, 2006 – Xinhua Finance Limited ("Xinhua Finance") (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced it has signed an agreement to acquire Beijing Alpha Financial Engineering Company ("Beijing Alpha"), the leading company engaging in the development of financial engineering and risk management systems in China. This acquisition is expected to deepen and broaden Xinhua Finance's offering by providing comprehensive index services and better investment solutions and tools in China. It is the first ever introduction of risk management techniques into index services in China aimed at meeting rising demand for tailor-made and complex services.

With the addition of Beijing Alpha, Xinhua Finance's index services will be enriched with the risk management and performance evaluation, which are indispensable parts of making investment decisions and creating financial products, and its client base will be widened through cross-selling opportunity among both parties' clients in China. Xinhua Finance's index business lines now includes Xinhua FTSE Index, Xinhua Lehman Index and Mergent's Index.

Fredy Bush, Xinhua Finance CEO, said, "we are pleased to have the addition of Beijing Alpha to the Xinhua Finance family enabling us to provide better investment tools to the markets.

"This is a pioneering step and market-driven decision to integrate risk management element into the index service in China. We are proud of being innovative and able to continue to set standard in China," added Bush.

Cheng Bing, Beijing Alpha General Manger said, "we look forward to working closely with Xinhua Finance's team. We believe that Beijing Alpha can further enhance the standard and quality of its risk management service and strengthen its sales and marketing capability with the support of Xinhua Finance whose products are all built on the international standard."

Founded in 1998 and led by the financial engineering professionals from the Chinese Academy

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

of Science, Beijing Alpha has established a leading position in China with its risk analytic expertise and in-depth local knowledge. Backed by the first class research team, it has built an impressive clientele, including fund management companies like SYWG BNP Paribas, Boshi, Fuguo, Penghua; banks such as Bank of China and ICBC Beijing Branch; major insurance companies , securities firms, and the National Social Security Fund Council.

ends

Transaction Details:

1. Reason for the Acquisition

The acquisition deepens and broadens Xinhua Finance's offering bý providing comprehensive index services and better investment solutions and tools

This is a market-driven decision to meet rising demand for tailor-made and complex service package of both index benchmark offering and risk management solutions

The synergy built upon the respective product expertise and client base will generate additional revenues for both parties.

2. Method of the acquisition

Xinhua Finance will directly acquire 100% of the shares of Beijing Alpha Financial Engineering Limited from its shareholders Chen Bing and Ma Yuewen. The purchase price will be paid over a period of three years, in an amount linked to the performance of Beijing Alpha in 2005, 2006, 2007 and 2008. The total consideration is estimated at USD 2,000,000.

3. Description of the acquired corporation

Trade name: Beijing Alpha Financial Engineering Limited

Representative: Cheng Bing

Address: Room 801, Unit F, Building 3, Hong Jia Li Yuan, Luo Zhuang Nan Li, Haidian District, Beijing 100088

Date of Incorporation: October 22, 1998

Business: Development and transfer of software technology, technical training and service; sale

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

of computers and auxiliary equipments.
Fiscal year: 31 December
Number of Employees: 21
Office: Beijing
Registered capital: RMB 2,500,000

Fiscal year ended on:	**31 December 2005**
Revenue	USD 258,836
Profit	USD 87,178
Total assets	USD 234,099

4. Schedule of the acquisition

The acquisition is subject to the approval from the Chinese regulatory authorities. It is expected that the approval process will take approximately 90 days.

5. Seller information

Name: Cheng Bing
Ma Yuewen

6. The number of shares and percentage in the total issued shares in the acquired corporation before and after acquisition

Before the acquisition: 0
After the acquisitions: 100% of equity

7. Expected Impact on the Consolidated Results of the Operations of the Reporting Company

The Company expects that this acquisition's impact on its consolidated results of operations for 2006 will not be material.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

新華財經
XINHUA FINANCE

More Information:

Hong Kong

Joy Tsang, Director of Corporate Communications, Xinhua Finance
+852-3196-3983, +8621 6113 5999, +852-9486-4364, joy.tsang@xinhuafinance.com

US

Taylor Rafferty (IR/PR Contact in US)
David Leeney
+1-212-889-4350, david.Leeney@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in 1999, the Company is headquartered in Shanghai with 17 offices and 22 news bureaus across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and does not constitute an offer to sell the shares of the Company and should not be relied upon as information to make investment decisions by any investor. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Information on these and other factors is detailed in the Company's securities report or semi-year securities report for the year ending December 31, 2004, subsequent quarterly filings, and other documents filed by the Company with the Tokyo Stock Exchange.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

(18)

RECEIVED
2006 JUN -2 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance makes second payment for acquisition of China TV consulting company

SHANGHAI, March 20, 2006 - Xinhua Finance Limited ("Xinhua Finance") (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced details of the second consideration payment to be made to the original shareholders of Beijing Century Media Culture Co., Ltd. ("Beijing Century Media") pursuant to the sale and purchase agreement signed in September 2005.

As announced in the press release of October 11, 2005, further purchase consideration for Beijing Century Media will be payable depending on Beijing Century Media's financial performance during 2005, 2006 and 2007.

Xinhua Finance is pleased to announce that Beijing Century Media has reported net income for 2005 of US$2.2 million, which significantly exceeds the original estimate of USD 1.3 million as announced by the Company at the time of the acquisition. Accordingly, the original shareholders of Beijing Century Media will be issued 14,629 of Xinhua Finance shares pursuant to the sale and purchase agreement.

Details of the issuance:

1. No. of shares issued: 14,629 shares
2. Issue price per share: US$565.84
3. Total amount of the issue price: US$8,277,712
4. Amount to be added to share capital: HK$20 per share
5. Date of issuance: March 21, 2006
6. Objective of issuance: The shares are part of consideration of the shares of Beijing Century Media that were acquired in September 2005.

新华投资咨询(上海)有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

新华财经
XINHUA FINANCE

More information:

Xinhua Finance

Hong Kong / Shanghai

Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

Japan

Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)

Japan

Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States

Mr. David Leeney, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 21 news bureaus and offices in 18 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

XINHUA FINANCE LIMITED

新華財經有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9399)

Form of proxy for use at the Annual General Meeting or any adjournment thereof

I/We[1] ______________________________ of ______________________________ being holder(s) of ______________ [2] shares of HK$20 each in the capital of Xinhua Finance Limited (the "Company"), **HEREBY APPOINT** the Chairman of the Meeting[3] or ______________ of ______________________________ ______________ as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company, to be held at Orchard Room, 2nd floor of Annex of Hotel Okura (2-10-4 Toranomon, Minato-ku, Tokyo), on April 20, 2006 at 1:30 p.m. (Tokyo time) and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions, with or without modification, set out in the notice concerning the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

	FOR[4]	**AGAINST[4]**
Ordinary Resolution No. 1 THAT Mr. Jae Lie, the Director who would retire by rotation at the forthcoming annual general meeting, be re-elected as a Director of the Company.		
Ordinary Resolution No. 2 THAT Ms. Li Shantong be appointed as an additional director of the Company.		
Ordinary Resolution No. 3 THAT Mr. Sun Jiong be appointed as an additional director of the Company.		
Ordinary Resolution No. 4 THAT Deloitte Touche Tohmatsu be re-appointed auditors of the Company.		
Ordinary Resolution No. 5 THAT the Directors be authorized to fix the remuneration of the auditors.		
Ordinary Resolution No. 6 THAT a general mandate be granted to the Directors to have the authority to undertake a share split by way of capitalization of reserves, in the ratio of one share for every share presently held until the one year anniversary of the forthcoming Annual General Meeting.		

Signature[5] ______________________

Dated ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**
4. ***IMPORTANT:* IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" THE RELEVANT RESOLUTION.** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorized.
6. For shareholders whose shares are not registered in the name of Horsford Nominees Limited, in order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be delivered to Tricor Investors Services Limited of Level 28, Three Pacific Place, 1 Queen's Road East, Hong Kong for the attention of Ms. Angelina Shi by 4:00 p.m. on April 18, 2006 or handed to the Chairman of the Meeting.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
8. A proxy need not be a member of Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.

(20)

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	March 24, 2006
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of Beijing Century Media Culture Co., Ltd.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
14,629 shares

(2) Issue Price
USD565.84 per share

(3) Amount to be capitalized per share
HKD20 per share
*

(4) Total amount of issue price
USD8,277,712

(5) Total amount to be capitalized
USD8,277,712

c. Method of Issuance
Allocation of new shares to a third party

d. Areas of Issuance
Hong Kong

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Beijing Century Media that were acquired in September 2005.

g. Date of Issue
March 21, 2006

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

(21)

March 31, 2006

Dear Sirs

XINHUA FINANCE

Name Xinhua Finance Limited
Representative CEO Fredy Bush
Code 9399 TSE Mothers
Contact Jiong Sun
(Managing Director, Investor Relations)
Tel.: Tokyo 81-3-3221-9500

Announcement of the Issuance of the Stock Options

We advise you that our board of directors has decided to issue the stock options as below on March 31, 2006.

I. Reason for issuing the Stock Options

The Company determined to issue stock options to certain employees under the Company's Amended Share Option Plan to enhance their commitment to the management of the Company and give incentives for further increasing corporate value.

II. Terms and Conditions of the Stock Options

(1) Issue Date of stock options	April 30, 2006
(2) Number of stock options	Maximum 34,522, minimum 17,261 The number of stock options to be issued will be finally determined based on the performance of each employee at the end of December 2006.

(3) Issue Price of stock options		No consideration shall be paid
(4) Class and number of shares underlying the stock options	Common Stock	One share per option
(5) Amount to be paid upon the exercise of each stock option		The amount to be paid upon the exercise of each stock option is Japanese Yen 71,844 per share, which is the average closing price of the shares of the Company on the Tokyo Stock Exchange for continuous 90 calendar days (excluding the days on which the TSE is closed or no closing price of the shares is given) ending 31 December 2005.
(6) Exercise period of stock options		Vesting in three tranches: 1/3 of the issued options may be exercised on and from December 31, 2006; 1/3 of the issued options may be exercised on and from December 31 2007; 1/3 of the issued options may be exercised on and from December 31, 2008. Expiration date of all options is ten years after the date of issue.

(7) Conditions of exercise of the stock options	Generally, the options may not be exercised 12 months after employees leave the Company.
(8) Cancellation of the options	The options will be cancelled 10 years after the date of issue.
(9) Transfer restriction	The options are not transferable.
(10) Amount to be added to the stated capital for each share to be issuable upon exercise of stock options	20 Hong Kong Dollars
(11) Allottees of stock options	Certain employees of the Company and its subsidiaries

(22)

RECEIVED
2006 JUN -2 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance makes second payment for acquisition of leading institutional research firm, Washington Analysis, LLC

SHANGHAI, May 2, 2006 - Xinhua Finance Limited ("Xinhua Finance") (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced details of the second consideration payment to be made to the original shareholders of Washington Analysis, LLC ("Washington Analysis") pursuant to the agreement and plan of merger ("Agreement") signed in July 2005.

Pursuant to the Agreement, further purchase consideration for Washington Analysis will be payable depending on Washington Analysis' financial performance during 2005, 2006 and 2007.

Xinhua Finance is pleased to announce that Washington Analysis has reported net income for 2005 of US$2.8 million. Accordingly, the original shareholders of Washington Analysis will be entitled to additional cash consideration of US$2.9 million and will be issued 3,543 of Xinhua Finance shares pursuant to the Agreement.

Details of the issuance:

1. No. of shares issued : 3,543 shares
2. Issue price per share: US$821.576 (JPY 93,520). Price is based on average closing share price for fifteen trading days up to and including 26 April 2006.
3. Total amount of the issue price : US$2,910,899
4. Amount to be added to share capital : HK$20 per share
5. Date of issuance: May 3, 2006
6. Use of proceeds: The shares are part of consideration of the shares of Washington Analysis that were acquired in July 2005.

ends

新华投资咨询（上海）有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

新华财经
XINHUA FINANCE™

More information:

Xinhua Finance

Hong Kong / Shanghai

Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

Japan

Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)

Japan

Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States

Mr. David Leeney, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 21 news bureaus and offices in 18 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	May 10th, 2006
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of Washington Analysis, LLC.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
3,543 shares

(2) Issue Price
USD821.58 per share

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
USD2,910,899

(5) Total amount to be capitalized
HKD70,860

c. Method of Issuance
Allocation of new shares to third parties

d. Areas of Issuance
Countries in North America

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Washington Analysis that were acquired

in July 2005.

g. Date of Issue
May 3, 2006

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of December 31, 2005)
USD 2,090,967.41 YEN 246,880,522.10
Note: The conversion of U.S. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 30, 2005, which is US$1.00 = ¥118.07

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	May 10, 2006
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason for the Filing】

We hereby file this Extraordinary Report pursuant to the Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan and the Article 19, Paragraph 2 Subparagraph 1 of the Ordinance Concerning Securities Company because Xinhua Finance Limited (the "Company"), as the Issuer of the securities, has commenced the offering of the securities in the places other than Japan.

2 【Report】

1 Series and Description of Securities

The stock options (hereinafter referred to as the "Stock Option") to obtain Par-value Common Shares of the Company (with par-value at HK$ 20.00 per share) (hereinafter referred to as the "Common Shares")

2 Description of the Stock Option

(1) Number of Options Issued

34,522 at a maximum

(2) Issue Price

Issued for free

(3) Aggregate Price for Issuance

Nil

(4) Series and Number of Shares to be Issued by Exercising the Stock Option

(a) Series

Common Shares of the Company

(b) Number

1 Share per 1 Stock Option

(5) Price to be paid in Exercising the Stock Option

Japanese Yen 71,844 per share, which is the average closing price of the Common Shares on the Tokyo Stock Exchange for continuous 90 calendar days (excluding the days on which the Tokyo Stock Exchange is closed or no

closing price of the shares is given) ending December 31, 2005.

(6) Vesting Period of the Stock Option

1/3 of the issued options may be exercised on and from December 31, 2006; 1/3 of the issued options may be exercised on and from December 31 2007; 1/3 of the issued options may be exercised on and from December 31, 2008. Expiration date of all options is ten years after the date of issue.

(7) Conditions of Exercise of the Stock Option

Generally, the options may not be exercised 12 months after employees leave the Company.

(8) Amount to be Capitalized in case where Shares are issued by exercising the Stock Options

HK$20.00 per Share

(9) Transferability

The Stock Option is non-transferable.

3 Issuance Manner

Offering to certain employees of the Company and its subsidiaries

4 Name of the Underwriter

N/A

5 Offering Area

Countries in North America, Europe, Australia and Asia (excluding Japan)

6 Amount of Proceeds and Use of them

(1) Amount of Proceeds

N/A

(2) Use of Proceeds

N/A

7 Deliver Date

The end of 2006, 2007, and 2008

8 Name of the Stock Exchange the Securities are Listed on

N/A

9 Capital Amount (as of December 31, 2005)

USD 2,090,967.41 YEN 246,880,522.10

Note: The conversion of U.S. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 30, 2005, which is US$1.00 = ¥118.07

25

新华财经
XINHUA FINANCE

[For immediate release]

Tokyo Stock Exchange Upgrades Settlement System for Xinhua Finance Shares

Unified system expected to improve liquidity and trading efficiency

SHANGHAI, May 11, 2006 – Xinhua Finance (TSE Mothers: 9399, OTC ADR: XHFNY), China's unchallenged leader in financial information and media, today praised the Tokyo Stock Exchange's recent upgrade of the settlement of non-Japanese TSE-listed stocks, which places Xinhua Finance into the same settlement system as Japanese domestic issuers. As of May 1, 2006, trades of both domestic and certain non-Japanese stocks, including those of Xinhua Finance, will be settled on the JASDEC (Japan Securities Depository Center, Inc.) system. This change is expected to allow easier settlement of trades by both Japanese and international investors by providing a consistent settlement process for TSE-listed companies.

Please see the related TSE announcement in appendix.

Previously, trades in foreign stocks on the TSE were settled through the JSSC system (Japan Securities Settlement & Custody, Inc.). However, many global custodian banks and their sub-custodian banks in Japan did not have accounts at JSSC, which made settlement of shares such as Xinhua Finance difficult for certain foreign investors. The move to JASDEC is therefore expected to give overseas investors access to all foreign stocks given that a greater number of custodian banks have accounts with JASDEC.

"Xinhua Finance was the first non-Japanese company to list on the TSE Mothers, and this pioneering listing on the TSE has been instrumental to the success of building our healthy capital base and high quality shareholding," Xinhua Finance CEO Fredy Bush said. "The upgraded TSE settlement system should further improve the already strong demand for foreign companies' shares in Japan."

Mr. Sun Jiong, Xinhua Finance Managing Director of Investor Relations added, "We are very pleased with the steps that the TSE has taken to streamline the settlement of Xinhua Finance shares. This step advances the interests of both Xinhua Finance shareholders and the TSE, and should encourage more international companies to list in Japan."

As per the announcement from Tokyo Stock Exchange on April 21 (see appendix), a total of 27 foreign stocks will transfer to the JASDEC system in two phases. The first phase, which includes Xinhua Finance, was executed on May 1, and the second phase is currently scheduled for sometime in summer of this year.

ends

新华财经
XINHUA FINANCE

Appendix: Extract from the Tokyo Stock Exchange's press release dated April 21, 2006

Schedule for Transfer of Handling of Foreign Stocks, etc., to the Japan Securities Depository Center (First Phase)

As notified in TSE news on March 15, TSE has made a partial revision to regulations such as listing standards for equities with the commencement of handling of foreign stocks, etc., by the Japan Securities Depository Center (JASDEC). The revised regulations will be applied sequentially beginning with issues that are to be handled by JASDEC.

JASDEC is currently making preparations to begin handling existing listed issues by dividing transfer of these issues from depositories into two phases. It was decided that for the first phase, JASDEC will begin handling the issues listed on Table 1 as of the end of working hours on Friday, April 28, 2006. TSE will apply the revised regulations to these issues on Monday, May 1, 2006.

The second phase of transfer is currently scheduled for sometime in summer of this year. The specific issues and application date of the revised regulations will be announced once the schedule is determined at JASDEC (please refer to Table 2 for the provisional schedule).

(Table 1) First phase transfer (effective as of May 1, 2006) on TSE listed foreign stocks

Code	Issue	Country	Depository
4850	The Dow Chemical Company	USA	DTC
7661	The Boeing Company	USA	DTC
8634	JPMorgan Chase & Co	USA	DTC
8648	Bank of America Corporation	USA	DTC
8675	Merrill Lynch & Co., Inc.	USA	DTC
8685	American International Group, Inc.	USA	DTC
8686	AFLAC Incorporated	USA	DTC
5412	POSCO (ADR)	Korea	DTC
8990	Henderson Land Development Company Limited	Hong Kong	Standard Chartered Bank Hong Kong
9399	Xinhua Finance Limited Cayman Islands	Hong Kong	Standard Chartered Bank Hong Kong
1773	YTL Corporation Berhad	Malaysia	Standard Chartered Bank Malaysia Berhad

*The account balance data of above issues at JSSC will be transferred to JASDEC after the close of business on April 28, 2006.

新华财经
XINHUA FINANCE

More information:
Xinhua Finance
Hong Kong / Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999,
joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Mr. David Leeney, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world , Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 21 news bureaus and offices in 18 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

(26)

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance Reports Continued Strong Profitable Growth
All service lines performing in line with forecasts

SHANGHAI, May 15, 2006 - Xinhua Finance (TSE Mothers: 9399, OTC ADR: XHFNY), China's unchallenged leader in financial information and media, today reported net income of US$3.6 million for the first quarter of 2006 under International Financial Reporting Standards ("IFRS"), a threefold increase over first quarter 2005 net income of US$1.0 million. Total revenue for the three months ended March 31, 2006 was US$37.4 million, a 68% increase over the first quarter of 2005. EBITDA grew 84% to US$5.8 million from US$3.1 million in the year ago period.

Management's successful strategy for profitable growth continues to drive shareholder value creation. Top and bottom line growth was again underpinned by the profitable contributions of all four core service lines – indices, ratings, financial news and investor relations. The company also reported the achievement of profitability under JGAAP, which is a financial reporting system that accounts for certain business developments in a fundamentally different way than IFRS; and profitability in both IFRS and JGAAP reflects the depth of the strategic and operational progress achieved by Xinhua Finance.

Fredy Bush, CEO of Xinhua Finance, commented, "Building on the record financial results we reported for the full year 2005, we are proud to announce another strong quarter of sales and earnings growth to kick off the 2006 fiscal year. Our service lines are successfully capitalizing on the healthy demand for our services in China and abroad, and are focused on delivering their business targets.

We are increasing the pace of leveraging our proprietary financial data and information onto multiple distribution platforms. Through this strategy, we are generating new revenue streams and enhancing our cross-selling and cost synergy opportunities. Our objective is to strengthen our earnings power and the market positions of our global operations to better profit from China's internationalization."

CFO **Gordon Lau** added, "The success of Xinhua Finance's strategy is measured across major

新华财经 XINHUA FINANCE

financial metrics. Along with strong top and bottom line growth, we are also improving the efficiency of our operations, as evidenced by our first quarter 2006 EBITDA margin of 15.4%, up from 14.1% in the same period last year. With this disciplined approach to expand our margins while driving the top line, we reaffirm our confidence in achieving our full year 2006 forecasts."

ends

First Quarter 2006(1) vs. First Quarter 2005(1) – unit: million USD (at current yet rate)

	Q1 2006	Q1 2005	% change
Sales	37.4	22.2	68.0%
EBITDA	5.8	3.1	83.6%
Net Income(2)	3.6	1.0	272.8%

Full Year 2006 forecasts – unit: million USD (at estimated exchange rate of USD1 = ¥105)

	For 6 months	For the year
Revenue	**74.7**	**166.0**
EBITDA	**11.5**	**25.6**
Net Income	**6.4**	**13.8**

First Quarter 2006 results (Japan GAAP(3)) – unit: million USD

	Q1 2006	Q1 2005	% change
Revenue	**37.4**	**22.2**	**68.0%**
EBITDA	**5.6**	**3.1**	**82.1%**
Net Income(2)	**0.9**	**-0.8**	**N/A**

(1) For three months period-to-date ended March 31, 2006 results and three months ended March 31, 2005 results at current Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥117.47, from the Tokyo Foreign Exchange Market as of March 31, 2006.

(2) Net income for three months period-to-date ended March 31, 2006 includes a one-time gain of US$0.6mn from the sale of a minority stake in a subsidiary to a strategic investor.

(3) The main reason for the discrepancy between IFRS and Japan GAAP is that Japanese accounting standards take a different approach to accounting for goodwill from acquisitions.

(Notes)

A. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
B. Forecasts for fiscal 2006 are management estimates only; figures have not been audited or reviewed.
C. Performance estimates are determined based on information currently available. Due to unforeseen factors, actual performance may differ from estimates.

新华财经
XINHUA FINANCE

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 21 news bureaus and offices in 18 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

For further information,
Xinhua Finance
Japan: Mr Sun Jiong, +81-3-3321-9500, jsun@xinhuafinance.com
Hong Kong: Ms Joy Tsang, +852 3196 3983, +852 9486 4364, +8621-6113-5999, joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan: Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com
United States: Mr. Brian Rafferty, +1 212 889 4350, xinhuafinance@taylor-rafferty.com